FROM HEXO
CORP’S CHIEF
EXECUTIVE
OFFICER

HEXO Corp’s 2019 fiscal year was one of solid growth, achieving milestones and overcoming challenges. Our year began just before cannabis was legalized for adult use in Canada and, during the year, both the industry and our company grew together. It has been exciting and unpredictable, but our team has performed well, and we reflect on the past year with pride over what we have accomplished and with optimism for what is to come. We enter 2020 with new products, expanded distribution, global opportunities and excitement for the possibilities ahead.

During 2019, we grew revenue from $4.9M to $59.3M an increase of 12.1x. Along the way, we achieved major milestones, including the construction of our latest greenhouse expansion project (B9) at our facility in Gatineau, Quebec. The project – which was completed on time and on budget – led to the first harvest of plants from the facility in March 2019 and significantly increased our production capacity. Today, the expansion is a keystone in our continuous harvest methodology and we now have over 100,000 kg of capacity compared to 25,000 kg at this time last year.

In addition to capacity, we have also created a strong sales platform to increase our leadership position and to ensure that we are bringing our products to consumers around the globe. We are taking a multi-brand approach to the market, driven by consumer and market insight, and we are ensuring that we remain nimble to respond to changes in consumer demands.

In the fourth quarter of 2019, we successfully completed the acquisition of Newstrike Brands Ltd., adding the brand UP Cannabis to our portfolio and, in the process, spreading our retail wings across the country to nine provinces. We’ve since launched Original Stash, the industry’s first true value brand, which we believe will not only compete directly with the illicit market but also contribute to a significant increase in sell-through. Our salesforce and approach have led to additional sales contract across Canada, offering retailers and Canadians more choice.

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As we develop and expand our operations and product offerings, we remain focused on containing costs and profitability. Our operations team is leveraging data and analytical tracking to improve our yield per plant. We’ve linked sales and operations and are closely managing our production schedule with expected demand to drive efficiency. In order to ensure that we remain competitive, we will right size the organization to ensure that the appropriate amount of operating expense is in place for the business at this stage.

We are making up for our changing environment by re-committing to the fundamentals: growing high-quality cannabis at a low cost, deploying capital responsibly, and innovation. Increasingly, cannabis is becoming a consumer offering that offers a broad spectrum of experiences to be savoured and enjoyed. As we continue to innovate and expand our product line, consumers will be met with a range of offerings to enhance their lifestyle. Whether it’s rest and relaxation, increased fun, sleep support, pain relief, or otherwise, we’ve built a world-class research and development team, composed of scientists and innovators from across the food, beverage, cosmetics and pharmaceutical sectors, and have amassed impressive intellectual property (patents pending) that puts us in a position to revolutionize how cannabis is consumed.

Ultimately, while we are driving growth and value for our shareholders, we are also focused on the way our operations impact the natural and social environment on a local, provincial, national and global level. Consumers and investors expect more from the companies they support, and we expect to meet these demands.
At the very root, HEXO Corp is plant-based business. Our success is directly linked to the viability and sustainability of the astounding cannabis sativa plant. While we have a responsibility to ethically and cost-effectively produce quality cannabis and derivative products, we also have a responsibility towards our planet. Climate change is a real threat for all industries, sectors and jurisdictions. We benefit – thanks to our success – from a public platform. We’ve chosen to leverage this platform for good, in the hopes of contributing to and maybe even leading a global movement of like-minded companies that are committed to having a positive impact on the world. In the last fiscal year, we completed our greenhouse gas inventory for 2018 and will soon report the results and emission reduction targets we’ve set. But we are just getting started, and I look forward to sharing more about our plans to do more than our share to mitigate climate change.

The cannabis industry is transformative, disruptive and exciting. Together with other industry leaders, we are shaping the future of cannabis in Canada and globally and redefining hypergrowth in business. It i’s not for the faint of heart, and I am proud to have brought together the hard-working, highly skilled professionals that make HEXO Corp the company it is today. I am more confident than ever in our capacity to rise to the top.

Sébastien St-Louis
CEO and co-founder of HEXO Corp

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MANAGEMENT’S
DISCUSSION & ANALYSIS

For the three and twelve months ended July 31, 2019

Management’s Discussion & Analysis

For the year ended July 31, 2019
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of HEXO Corp (formerly The Hydropothecary Corporation) and our wholly owned subsidiaries (collectively, “we” or “us” or “our” or “Company” or “HEXO”) is for the year ended July 31, 2019 and 2018. HEXO is a publicly traded corporation, incorporated in Ontario, Canada. The common shares of HEXO trade under the symbol “HEXO” on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). This MD&A is supplemental to, and should be read in conjunction with, our audited annual financial statements for the fiscal years ended July 31, 2019 and 2018. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All amounts presented herein are stated in Canadian dollars, unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators. Additional information regarding the Company is available on our websites at hexocorp.com/investors or through the SEDAR website at sedar.com or the EDGAR website at www.sec.gov/edgar.

Certain information in this MD&A contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “may”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, “continue”, “objective”, or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances; our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives; estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities; and statements regarding our future economic performance.

• the competitive and business strategies of the Company;

• the intention to grow the business, operations and potential activities of the Company, including entering into joint ventures and leveraging the brands of third parties through joint ventures and partnerships;

• the ongoing expansion of the Company’s facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;

• the expansion of business activities, including potential acquisitions;

• the integration of our acquisition of Newstrike Brands Ltd. (“Newstrike”) into our operations;

• the expected production capacity of the Company;

• the expected sales mix of offered products;

• the development and authorization of new products, including cannabis edibles and extracts (“cannabis derivatives”);

• the competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;

• the establishment of the Company’s investment in association with Molson Coors Canada and the future impact thereof;

• the establishment of the Company’s joint venture with QNBS P.C. (formerly Qannabos) for the Company’s Eurozone processing, production and distribution centre in Greece and the future impact thereof;

• the expansion of the Company’s business, operations and potential activities outside of the Canadian market, including but not limited to the U.S., Europe, Latin America and other international jurisdictions;

• whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;

• the applicable laws, regulations and any amendments thereof;

• the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;

• the anticipated future gross margins of the Company’s operations; and

• the performance of the Company’s business and operations.

Such statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond management control. We have based these forward-looking statements on our current expectations about future events and certain assumptions including, but not limited to:

• the Company’s ability to implement its growth strategies;	• the Company’s ability to maintain and renew required licenses;

• the Company’s ability to complete the conversion or buildout of its facilities on time and on budget;	• the Company’s ability to maintain good business relationships with its customers, distributors and other strategic partners;

• the Company’s competitive advantages;	• the Company’s ability to keep pace with changing consumer preferences;

• the development of new products and product formats for the Company’s products;	• the Company’s ability to protect intellectual property;

• the Company’s ability to obtain and maintain financing on acceptable terms;	• the Company’s ability to manage and integrate acquisitions, particularly Newstrike;

• the impact of competition;	• the Company’s ability to retain key personnel; and

• the changes and trends in the cannabis industry;	• the absence of material adverse changes in the industry or global economy.

• changes in laws, rules and regulations;

Although the forward-looking statements contained in this MD&A are based on what we believe are reasonable assumptions, these assumptions are subject to a number of risks beyond our control, and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, financial risks; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policies, including tax; agricultural risks; supply risks; product risks; dependence on senior management; sufficiency of insurance; and other risks and factors described from time to time in the documents filed by us with securities regulators. For more information on the risk factors that could cause our actual results to differ from current expectations, see “Risk Factors”. All forward-looking information is provided as of the date of this MD&A. We do not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

This MD&A is dated October 28, 2019.

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COMPANY OVERVIEW

HEXO Corp is helping shape an entirely new legal cannabis market – in Canada and abroad. We are working to change the world; and we are just getting started.

Just six years ago, two entrepreneurs set out to corner the cannabis market in Canada. Laying roots in the province of Quebec, the Company was influential in stimulating market acceptance and support, raising significant capital in the public markets since the beginning of fiscal year 2018. We have agreements and arrangements in place to supply cannabis in nine provinces, including a five-year supply contract with Quebec’s Société québécoise du cannabis (“SQDC”). In total, we have governmental or private retail distribution agreements covering most major Canadian markets, reaching over 95% of the Canadian population. Our brands – HEXO and Up – are available to Canadians across the country.

Today, HEXO is a consumer-packaged goods (“CPG”) cannabis technology company that has increased its focus globally. We believe that building a brand comes primarily from a strong distribution system and product quality, and from making a meaningful commitment to sustainability. Through our Hub and Spoke strategy, we are centralizing our intellectual property and branding it “powered by HEXO” and as we have done with Molson Coors Canada (“Molson”) we plan to partner with Fortune 500 companies in different facets of the CPG market, to participate in the cannabis market beginning in Canada and around the world. Fundamentally, we bring our brand value, cannabinoid isolation, formulation and delivery technology, licensed infrastructure and regulatory expertise to established companies, and in turn, we plan to leverage their international distribution, base products and their deep understanding of consumer markets.

We aim to provide a clear, legal regulatory path into worldwide markets and best in class technology to our current and future partners. We believe the U.S. represents a significant market in the evolution of the cannabis industry, and that to establish global cannabis brands, our goal is to be successful there. As the U.S. market continues to develop, we intend to bring American consumers innovative, consistent, and high-quality hemp-derived cannabidiol (“CBD”) infused products “powered by HEXO”. Through these partnerships, we plan to focus on large-scale CBD extraction from hemp, providing high quality ingredients to our current and future Fortune 500 partners, as well as hemp derivative wholesaling.

We have a history of innovation driven by our experienced management team. Under their leadership, we are building a robust research and development team to deliver the cannabis experiences sought by the market. We are among the cannabis industry’s top innovators, with award-winning products such as Elixir, Canada’s first line of cannabis peppermint oil sublingual sprays, and decarb, an activated cannabis powder designed for oral consumption. We are also pioneering a line of sexual health products with Fleur de Lune and have won top awards for the quality of our pre-rolled cannabis products. Our ability to develop consistent advanced cannabis formulations for use in world-renowned brands – beverages, food, cosmetics, and more – has already garnered the attention of Molson and resulted in the creation of Truss, an exclusive venture to develop non-alcoholic, cannabis-infused beverages. Our Innovation team is structured across three pillars, Clinical Evaluation, Advanced Research and Applied Research. We employ researchers and PHDs from extensive product development backgrounds driving the execution of better, scientifically supported, cannabis-based experiences.

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Our goal is to become a top global cannabis company with top market share in Canada. After establishing a strong presence within our home market of Quebec, we are expanding nationally on a larger scale. Our objective is to execute on our existing supply agreements and arrangements with entities across nine provinces, and to successfully manage our distribution centre responsible for all SQDC online sale cannabis distribution. We also possess a strategic relationship with the private cannabis retailer Spirit Leaf. This private retail presence will allow us to expand our expected distribution presence within these provinces.

During the period we completed the acquisition of Newstrike Brands Ltd (“Newstrike”). This acquisition further strengthens HEXO’s presence within Canada by adding Up, a reputable brand already established within the cannabis adult-use market, to HEXO’s house of brands. Along with the brand, HEXO acquired several supply agreements and an additional private retail partnership to its national distribution network.

Ultimately, we know that if we want to achieve our goals, we need to think about more than just our products and prices. We must also examine the way our operations impact the natural and social environment on a local, provincial and national level. HEXO is monitoring and reporting on its greenhouse gas emissions, setting targets to reduce them, and offsetting its footprint. As members of the Global Cannabis Partnership, we will also be reporting on other Environment, Social and Governance (ESG) impact areas based on Global Reporting Initiatives (GRI) standards.

The global cannabis market is estimated to reach $250 billion in the next ten years. HEXO believes that in a few years, a handful of companies will control 70% of global market share and we believe HEXO is poised to be one of those companies.

To date, we have sold over 10.8 million grams of adult-use and medical cannabis to thousands of Canadians who count on us for safe and reputable, high-quality products. We have developed an extensive and award-winning product range, and gained valuable experience and knowledge, while serving our customers.

We currently hold approximately 1.3 million sq. ft. of operating space at our home base Gatineau campus. In addition, we have leased 579,000 sq. ft. of industrial real estate for manufacturing, distribution and product research and development needs in Belleville, Ontario, with rights of first offer and first refusal to lease the remaining space in the 1.5 million sq. ft. facility; another 58,000 sq. ft. of leased distribution space in Montreal, Quebec, and an additional 469,000 sq. ft. in Brantford and Niagara once fully retrofitted. Once licensed, HEXO also plans to operate a 14,200 sq. ft. food research laboratory in Vaughan, Ontario and a 19,600 sq. ft. laboratory in Montreal, Quebec.

We are currently dual listed on the TSX and the NYSE and in doing so have increased HEXO’s access to the United States and global investors.

We do not, and do not intend to, engage in direct or indirect business with any business that derives revenue, directly or indirectly, from the sale of cannabis, cannabis products or cannabinoid-containing products in any jurisdiction where the sale of cannabis is unlawful under applicable laws. HEXO does not currently engage in any unlawful U.S. marijuana-related activities as defined in Canadian Securities Administrators Staff Notice 51-352, and will only do so in the future to the extent fully legal under all applicable U.S. federal and state laws.

4 MANAGEMENT’S DISCUSSION & ANALYSIS

STRATEGIC PRIORITIES

Since inception, we have laid the foundation to be a world leader that serves both adult-use and medical cannabis markets. In everything we do – innovation, cultivation, production, product development, distribution – we exercise rigor in order to offer adult-use consumers and medical cannabis patients uncompromising quality and safety. We believe that we can leverage our demonstrated success in Canada as we expand to global cannabis markets.

Our strategy sees us becoming part of the top three global cannabis companies, with a top two market share in Canada. Our strategy is built on three pillars: operational scalability, innovative products and brand leadership. To achieve brand leadership, we will set up the legal, physical, and human capital infrastructure to participate in legal markets across the globe. We plan to invest in even better, science- backed cannabis experiences, and we look to partner with Fortune 500 companies to leverage their base products, international distribution platforms and deep understanding of the consumer occasion in their respective verticals.

Given the different regulations governing the sale of adult-use cannabis across Canada, the number of large- scale licensed producers and today’s limited but growing cultivation capacity, among other factors, we believe the initial years following legalization will be the most critical in determining the future shape of the cannabis industry in Canada, and that early distribution and financial performance will be critical to securing a market leader position.

For this and other reasons, we have deliberately set out to build a strong position in our initial jurisdiction, Quebec, while making strategic inroads in select other markets across the country through provincial supply agreements and private retail partnerships. Now having entered the adult- use market as one of the largest producers and suppliers by market capitalization, we are looking beyond the Canadian border to take HEXO international, where regulations permit. We are making continuous efforts to assess global opportunities in current and future medical and adult-use markets.

We have positioned ourselves to meet the smokeless cannabis demand through our venture with Molson, our first partner within our Hub and Spoke business model. We expect to launch a full line of beverage products in partnership with Molson through our venture, Truss. We currently expect regulations to allow these products to be made available for consumption during the first six months of calendar 2020. We continue to explore other opportunities for analogous ventures to introduce into the

5 MANAGEMENT’S DISCUSSION & ANALYSIS

cannabis market. Even as we continue to execute on our business plans in Quebec, Ontario and across the country, we believe we have established ourself as a desirable business partner for cannabis control authorities, private retail, and potential Fortune 500 joint-arrangement partners in Canada.

As the cannabis and cannabis derivative markets evolve, we are constantly assessing and implementing ways to integrate our quality products with the product offerings of Fortune 500 companies and become a premium branded partner for CPG companies. We will seek to accomplish this through several means: by providing our prospective partners regulatory access to legal markets as well as distribution infrastructure and delivery systems across most provinces; by offering best in class technology through innovative product development and a strong IP portfolio.

We have taken significant steps to ensure that we are prepared to meet the future demand of the CBD derivative product markets within Canada and globally. This includes having secured a large and steady supply of quality hemp for product transformation at our Belleville Centre of Excellence, once the facility is licensed and completed.

During the period, we established the joint entity Keystone Isolation Technologies Inc. (“KIT”) of which HEXO holds a 60% interest. Through KIT we have obtained high capacity, top echelon technology for cleaning outdoor field hemp of harmful pesticides, which we believe gives us an edge in bringing quality extracts to the U.S. We believe KIT will provide the Company with high quality extraction technology to facilitate an efficiently processed and consistent supply of CBD and THC to supply the Canadian and U.S. markets for cannabis derivatives.

We have eight high CBD hemp strains in tissue culture in partnership with the University of Guelph as we are preparing the groundwork to evolve to a field sourced, forward contract supply model in the U.S., applying our strong quality assurance, control protocols, and hemp genetics to our farming partnerships.

Our commitment to quality and safety is supported by our compliance with Health Canada’s stringent quality control requirements, our top of the line production system, full seed-to-sale traceability, third party independent testing and an online system to post our product testing results.

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Our commitment to quality and safety is supported by our compliance with Health Canada’s stringent quality control requirements, our top of the line production system, full seed-to-sale traceability, third party independent testing and an online system to post our product testing results.

HEXO U.S.

The U.S. cannabis market represents the Company’s next significant growth opportunity.

During the period the Company established its wholly owned U.S. based entity HEXO USA Inc on May 19, 2019, to be a leading partner for CPG expansion.

KIT will allow HEXO to supply future American CPG partners with “powered by HEXO” hemp-derived cannabidiol (“CBD”) experiences and enter the market in a strategic position to begin generating revenues by leveraging the Company’s experience in cannabis. KIT’s purpose is to provide a scalable, efficient, cost effective and reliable extraction and isolation of CBD from hemp to fulfil demand for our powered by HEXO emulsifications.

We believe that strategic partners will be able to benefit from HEXO’s innovative product development, advanced research and development, intellectual property portfolio (pending patent approvals), low production cost, licensed infrastructure and regulatory know-how. These same strategic partnerships will provide the Company with established global distribution platforms and product expertise.

The Company is aiming to enter select U.S. states over the course of the next fiscal year and is taking important strides to offer its “powered by HEXO” products through KIT and our future partners, to the U.S. CBD markets, to the extent that such activities fully comply with applicable U.S. federal and state laws, including U.S. Food and Drug Administration requirements.

Scalability

We have been cultivating cannabis for five years under the Cannabis Act of 2018 regulatory regime and its predecessor (“Cannabis Regulations”), growing and producing high- quality cannabis with consistent yields. We are constantly evaluating and updating our cultivating practices and technology to further drive efficiencies.

We chose to initially locate in Gatineau, Quebec, because we believe the province offers the ideal conditions for cannabis production: is an abundant supply of renewable electricity at competitive rates, combined with abundant water resources and the availability of skilled people. We have expanded our cultivation footprint into Ontario through the acquisition of Newstrike.

On the border of Canada’s two largest consumer markets, Quebec and Ontario, our main campus in Gatineau positions us in close proximity to two of the country’s major urban areas, Greater Montreal and the National Capital Region. Furthermore, our 579,000 sq. ft. Centre of Excellence in Belleville, Ontario which is currently undergoing leasehold retrofitting and Health Canada licensing, is ideally situated between the National Capital Region and Toronto.

Our Gatineau campus includes several facilities representing a total of 1,310,000 sq. ft. The Gatineau campus includes our original 7,000 sq. ft. greenhouse, a 35,000 sq. ft. greenhouse, a 250,000 sq. ft. greenhouse, a warehouse, two stand-alone laboratories, two modular buildings for final packaging and customer service, and our 1 million sq. ft. greenhouse all located on our 143-acre land parcel.

Our Newstrike campuses located in Brantford and Niagara Ontario contribute 14,000 sq. ft. and 455,000 sq. ft. (once fully retrofitted) respectively, across 17.6 acres of land.

We have expanded into Europe through HEXO MED S.A. (“HEXO MED”), a venture with our partner QNBS P.C. HEXO MED will result in potential additional production

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capacity and a Eurozone foothold to serve the legal cannabis markets in the United Kingdom, France and other jurisdictions where regulations permit. HEXO MED’s plans include the development of a 350,000 sq. ft. licensed facility in Greece. HEXO Corp currently holds a 51% interest in the venture.	We have accumulated a strong and skillful workforce, as well as a top management group which provides cannabis- specific industry expertise and other relevant business knowledge derived from a variety of industries and markets.

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Product Innovation

Empowering the world to have safe and pleasurable cannabis experiences powered by HEXO technology.

Our strategic priorities reflect our belief that companies that achieve large-scale distribution and high brand awareness will drive long-term shareholder value in our industry. We aim to be the best partner for provincial cannabis distribution and retail authorities, while being recognized for delivering our “powered by HEXO” experiences across the full spectrum of products, price points and delivery methods.

As we develop our consumer-focused product innovation plan, we continue to build on our cannabis experience concepts such as sleep, sport, focus, diet, sex and fun, which will deliver fast on-set response and reliable off-set timing. These experience concepts will provide a valuable resource for consumers selecting appropriate products for their respective needs.

Sleep – to relax and quiet the mind

Sport – to be active and energetic, recover quicker and reduce inflammation

Focus – to be alert, concentrated and more productive

Diet – to help curb desire for food

Sex – to bring intimacy and arousal

Fun – to enjoy social gatherings

During the period, we acquired two new research facilities to further strengthen our IP portfolio and produce unique value-added products to the cannabis derivative market. Once licensed and completed, the new 14,200 sq. ft facility in Vaughan, Ontario will serve as the Company’s food laboratory in which confectionary and edible product research and development will take place. The second additional facility in Montreal, Quebec will also house general research and development activity in the 19,600 sq. ft. space when licensed and completed.

The cannabis industry has already recognized us as an innovative leader, as demonstrated by our award-winning products Elixir and decarb. We also offer Fleur de Lune, one of Canada’s first intimate-use cannabis oils.

Beyond the funds required for our currently planned investments in cultivation, distribution and processing capacity, we expect to allocate the majority of our capital to branding, product innovation, international expansion and production, while remaining alert for strategic transactions that create shareholder value. An element of this focus is the development of our Belleville, Ontario facility, which, once licensed and completed will house manufacturing, distribution and product research and development activities for the Company and its future products, as well as the operations of our Truss venture. This approach will directly support our continued leadership position in the Canadian cannabis market – as both a distributor and a product innovator.

We continue to prepare to take advantage of opportunities in the edibles market, which is expected to launch in Canada in late calendar 2019 or early 2020. Products that we intend to introduce include, but are not limited to vapes, edibles such as confectionary and baked goods, cosmetics, and non-alcoholic beverages through our venture with Molson Coors Canada.

Our focus on research, innovation and product development also reflects our strategic priorities. Our Chief Innovation Officer who benefits from 25 years of experience in CPG innovation and her team are actively exploring ways to increase our expertise related to cannabis applications and forms of delivery, and to expand our product range and brand portfolio. Activities include current and potential partnerships, ventures and strategic acquisitions of intellectual property and related transactions.

To date the Company has filed 38 patent applications related to various formulations, vape devices, beverages, cultivation and extraction technologies as well as other areas.

Brand Leadership

Striving to create a sustainable, notable and beloved brand.

HEXO shares the broad industry view that brands will win long term; however, we have a controversial view that brands don’t exist today in the cannabis industry. Our companies have logos but little brand recognition in our markets, due in great part to highly restrictive marketing rules as set out by our regulators. The best brands have achieved less than 10% spontaneous awareness, based on the Company’s analysis of third-party research data. HEXO tracks consumer awareness of all the major cannabis brands and, although we believe HEXO is in the top tiers of awareness compared to peers, all cannabis companies are completely underrecognized relative to large CPG global brands. We believe that HEXO can build a global house of brands, but we will only declare success once we have 80% spontaneous awareness in select markets.

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The goal of HEXO Corp is to continue to offer a diverse house of brands, representing innovation, quality and consistency of experience, and become a top two Canadian market share brand with a top three global market share	position. We believe that the key to doing this is by creating brands that resonate with consumers across market segments.

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DISTRIBUTION

Processing and distribution capacity has significantly increased over the past fiscal year, with the activation and full licensing of our 250,000 sq. ft. greenhouse and a new 1 million sq. ft. greenhouse, each at our Gatineau campus. Additionally, through our acquisition of Newstrike, we acquired a state-of-the-art greenhouse and an indoor production facility with production and distribution capabilities currently being retrofitted and estimated to be completed for the end of Q1 to early Q2 of fiscal 2020.

The Company has acquired an interest in a 1.5 million sq. ft. facility in Belleville, Ontario, through the venture Belleville Complex Inc. established with a related party. The Company received the renewal of its Health Canada licensing for the Gatineau facilities on October 16, 2019 and continues to retrofit the Belleville Centre of Excellence ahead of licensing for the purposes of manufacturing value-added cannabis products, increasing capacity for distribution and storage and research and development activities. The Company currently holds a lease to 579,000 sq. ft. of the Belleville facility and has rights of first offer and first refusal to lease the remaining space in the building. Once licensed and completed, the Belleville Centre of Excellence will act as the main research, development and processing facility for HEXO’s cannabis derivative products.

The process of licensing the full 1.5 million sq. ft Belleville Centre of Excellence in phases and ensuring it meets the requirements of the Cannabis Regulations may impact the initial operational timeline of the facility. However, this will provide the Company with the opportunity to offer its prospective partners with turn-key access to a cannabis sector ready facility. The centralized location of the facility, the Company’s first outside of Quebec is ideally situated along primary shipping routes to distribute our products and fulfill commitments across Canada. This facility further delivers on our national expansion strategy and ensures necessary capacity for the manufacture of advanced cannabis products, including vapes, non-alcoholic beverages, other edible cannabis products and cosmetics.

The Company has also bolstered its distribution capacity with the establishment of a distribution and storage centre in Montreal, Quebec formed with Metro Supply Chain Inc. This 58,000 sq. ft. facility was strategically acquired for logistical purposes. Through it, we supply cannabis for all direct-to-customer sales placed in Quebec through the SQDC’s online store. Additionally, we house, supply and distribute direct-to-customers the cannabis products of all licensed producers who have contracts with the SQDC through this distribution centre.

The Company now holds supply agreements and arrangements with entities across nine provinces. The Company is present within 23 private cannabis retailers across Ontario and has a strategic alliance agreement with the cannabis retailer Spirit Leaf.

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CANADIAN CANNABIS MARKET

On October 17, 2018, Canada became the largest nation in the world to offer medical and non-medical, adult- use cannabis nationally. The legalization of the adult-use market on this date resulted in $43 million of sales within the first two weeks according to Statistics Canada. In the 10 weeks between October 17th and December 31, 2018, Canadians purchased more than 20,650 kg of dried cannabis and 20,096 liters of cannabis oil according to Statistics Canada. As demand continues to grow, public and private distribution channels become fully established and with the legalization of the edibles market on the horizon, HEXO believes it is strategically positioned to serve these markets through our partnerships, production capacity and supply contracts.	All provinces and territories have established their respective cannabis market retail approach, ranging from private entities to government-owned retail, as well as a combined approach in several jurisdictions. We have positioned ourselves through supply agreements and arrangements for distribution within Ontario, Alberta, British Columbia, Nova Scotia, New Brunswick, Prince Edward Island, Manitoba, Saskatchewan and Quebec, where we hold Canada’s largest single supply agreement. We have also made strategic investments in the private cannabis retail sector. The result: our award-winning and innovative products are available in nine provinces in Canada.

Quebec

In Quebec, which has a population of 8.4 million, or approximately 23% of the Canadian population, the SQDC operates the sale and distribution of adult-use cannabis. The SQDC has established 21 retail locations throughout the province, for in-store cannabis sales. It expects to increase this number to 43 locations by March 2020. It also sells cannabis online.

The SQDC originally contracted 58 tons for Year 1 purchases from all licensed producers of cannabis. Due to supply shortages, initial sell-through is expected to be a little less than half of that amount. During this start-up phase, HEXO sold in 10 tons, achieving approximately 33% market share based on volume, and that is line with our goal.

Our contract required SQDC to purchase 20 tons in the first year, while we did not achieve these quantities during this period, we believe that exercising the committed 20 feature under the contract would be short sighted. We are, and will remain, a preferred supplier of the SQDC as we continue to expand our product offerings based on the demands of consumers.

We currently supply the SQDC with HEXO’s Elixir, THC and CBD formulas, and dried cannabis products. In addition, we hold a distribution agreement with the SQDC, which provides the storage and distribution all of the SQDC’s online product sales to end-users. This includes the product of all licensed producers with established supply agreements held with the SQDC. Operations of the distribution centre began in October 2018.

14 MANAGEMENT’S DISCUSSION & ANALYSIS

Ontario

In Ontario, which has a population of 14.4 million, or approximately 39% of the Canadian population, the government currently offers consumers a variety of cannabis products through online sales by the Ontario Cannabis Store (“OCS”). The province also allows privately owned retail including 23 initially licensed locations that serve the adult-use market. Initial product listings include dried cannabis, oil and capsule products, pre-rolled, and clones and seeds.

We currently hold supply agreements with the OCS, in which we supply the province with HEXO’s Elixir, THC and CBD formulas and Fleur de Lune, and dried cannabis products, as well as a variety of dried flower products under the Up brand. HEXO and Up also are currently present within over 23 private retailers throughout the province. This approach will allow us to serve the diverse market demand of Ontario with a variety of combustible and smokeless cannabis products.

British Columbia

British Columbia, which has a population of 5.0 million, or approximately 13% of the Canadian population, serves the adult-use cannabis market through a dual private–government approach. The British Columbia Liquor Distribution Branch (“BCLDB”) manages the distribution of cannabis and cannabis-based products. We hold supply agreements with the BCLDB, in which we supply our HEXO THC and CBD oil-based Elixir and HEXO Fleur de Lune products and Up brand products.

Alberta

The Company has received cannabis representative status with the Alberta Gaming, Liquor and Cannabis Board to supply it with products offered online and in stores. This will allow HEXO to supply our award-winning THC and CBD oil-based Elixir products as well as nine dried flower cannabis products. HEXO and Up products will be made available to the 4.3 million residents or approximately 12% of the total Canadian population.

Other Obtained Canadian Markets

We currently have established distribution channels within 5 additional provincial markets including Saskatchewan, Nova Scotia, New Brunswick, Manitoba and Prince Edward Island which represent 12% of the Canadian population. These channels include both supply agreements and supplier arrangements with provincial governments and private retailers.

CANADIAN ADULT-USE MARKET 2.0

Canadian legalization of additional cannabis derivative product categories occurred in October 2019, and distribution is expected to commence during the first six months of calendar 2020. The Company is working to ensure it meets expected market demands and continues to prepare for its edibles market product offerings. Initially, HEXO intends to meet the cannabis derivative market with our premium vapes and beverage products, followed by the roll out of our gummies and chocolate product offerings. We plan to add product offerings to the portfolio over time. Through HEXO’s proven innovation capability and quality cannabis that the current adult-use market has come to expect, this new platform for cannabis derivative products offers us the ability to target curious new adult- use clientele and attract consumers who may otherwise purchase cannabis from unlicenced dispensaries and black market participants. We will do this by offering legal, safe, consistent, tested and appealing new product options.

Having previously announced its intention to focus on research, development and innovation, HEXO took another step towards this goal in establishing two new laboratory and development centres in Montreal, Quebec and Vaughan, Ontario. Once licensed and complete, the locations will serve as global research and development hubs for the Company’s Innovation, Development and Engineering (IDE) led by HEXO’s Chief Innovation Officer, Veronique Hamel. The team brings together extensive experience in research and development, sensory science, clinical evaluation, biotechnology and food engineering.

The HEXO IDE team has sweeping experience in the food, pharma and CPG industries with accumulated career experience with Coca Cola, Altria Group, Mondelez International, Kellogg’s, Unilever, Church and Dwight, Shopper’s Drugmart, Loblaws, Kerr’s Bros. and Campbell’s Soup Company. For example, the team’s Director of

15 MANAGEMENT’S DISCUSSION & ANALYSIS

Research & Development – Edibles, Trina Farr, has more than 20 years of experience in food innovation and product development and was most recently the Director of Research and Development at Smuckers Foods of Canada. HEXO is also proud to have its own in-house cannabis- infused chocolates expert. Focused on creating a cannabis chocolates experience, Canna Chocolatier Todd Neault is working on formulating fast-acting, consistent and delectable chocolates.

HEXO is focused on developing a product portfolio that is guided by a deep understanding of consumer needs. To better understand these needs, a variety of research methodologies have been deployed by a third-party research provider in select markets in Canada and the U.S. These methodologies include, but are not limited to:

•     Segmentation: A way of viewing the market as a series of sub-groups rather than a whole. Members of each sub-group had similar traits but were distinct from other sub-groups.

•     Qualitative Research & Ethnographies: A methodology of collecting consumer insights which involves face- to-

face interaction and the observation (and questioning) of behaviours to better understand the person.

Leveraging the insights we’ve collected – and will continue to collect – HEXO is committed to developing products and formulations that not only meet, but exceed, the evolving needs of consumers.

Recognizing that innovation is always evolving, HEXO will make significant investments in fine-tuning our technologies to enhance consistency, predictability, and safety across our range of cannabis products and experiences.

To ensure it can bring an expanded offering to market, the Company boasts a multi-year extraction agreement with Valens GroWorks Corp. Once licensed and completed, the Company will also have mass-scale extraction capabilities at its centre of excellence in Belleville, Ontario. HEXO also recently announced the appointment of Donald Courtney as Chief Operating Officer, who has extensive experience with several global food and beverage organizations including Mars Inc, Pepsi Bottling Group and Vincor International.

16 MANAGEMENT’S DISCUSSION & ANALYSIS

ACQUISITION OF NEWSTRIKE BRANDS LTD.

The Transaction

On May 24, 2019, the Company acquired all of the issued and outstanding common shares of Newstrike through a plan of arrangement. Under the arrangement, each former Newstrike common share was exchanged for 0.06332 of a HEXO common share (the “Exchange Ratio”), subject to certain exceptions. In addition, all issued and outstanding stock options of Newstrike were replaced with stock options of HEXO having the same terms but adjusted for the Exchange Ratio, and all issued and outstanding common share purchase warrants of Newstrike became exercisable for HEXO common shares adjusted for the Exchange Ratio.

Following the acquisition, the Newstrike shares were delisted from the TSX Venture Exchange (“TSXV”) as at the close of trading on May 29, 2019. Certain classes of Newstrike warrants which were listed for trading on the TSXV under the symbol HIP.WT and HIP.WT.A will continue to trade on the TSXV until the earliest to occur of their exercise, expiry or delisting.

As a result of the acquisition, the Company issued a total of 35,394,041 common shares to the former shareholders of Newstrike, and reserved an additional 1,935,881 and 7,196,166 common shares for issuance to the former holders of the Newstrike options and the holders of the Newstrike warrants, respectively.

Introduction

Newstrike is the parent company of Up Cannabis Inc (“Up”), a licensed producer of cannabis based out of Ontario that is licensed under the Cannabis Regulations to both cultivate and sell cannabis in all acceptable forms. Newstrike, through Up and together with select strategic partners, including Canada’s iconic musicians The Tragically Hip, has established of a diverse network of high-quality cannabis brands.

Acquisition Highlights

Facilities & Cultivation Boost

The acquisition of Newstrike added two additional facilities to the HEXO group, one in Niagara, Ontario and the other in Brantford, Ontario.

The Niagara facility is a 240,000 sq. ft fully automated, modern “Dutch-Tray” facility, consisting of 186,400 sq. ft licensed for production and cultivation, with the remaining space allocated to administration, packaging and shipping/ receiving areas. The facility is currently capable of producing up to 20,000 kg of dried cannabis annually. This facility is situated on approximately 16.6 acre of land and received its cultivation licence under the Cannabis Act on March 29, 2018.The Niagara facility is currently undergoing a retrofit which is expected to be completed during the end of Q1 to early Q2, fiscal 2020. Once completed, the retrofit will add approximately 215,000 sq. ft. of additional space and will bring the total Niagara campus to approximately 455,000 sq. ft. of cultivation, production, packaging, shipping and administrative space.

On October 24, 2019, the Company announced that it has taken steps to reduce its workforce. The Company is rightsizing its operations to adjust to a changing market and regulatory environment with a view towards profitability and long-term stability. The actions taken are intended to rightsize the organization to the revenue the Company expects to achieve in fiscal 2020. As part of the changes to its operations, cultivation has been suspended at the Niagara facility acquired from Newstrike, and in 200,000 sq. ft. at the Company’s main facility in Gatineau. The Company determined that this cultivation space is not required at this time given the current market conditions in Canada. HEXO continues to drive improvements in yields and processing facilities. Operations in the suspended areas can be recommenced when required.

The Brantford facility is fully operational and licensed with an annual estimated production capacity of 2,000 kg of dried cannabis. It was designed and engineered to permit the application of the same pharmaceutical-quality management-standards utilized by Canada’s pharmaceutical manufacturers, to the production of cannabis in all acceptable forms. The Brantford facility has one mothering room; five grow-rooms used for propagation, vegetation and flowering; one trimming room; one drying room; one packaging room; one extraction room and two discrete shipping rooms, a “level-8” vault for the storage of dried and finished product and, if required, an aggregate of approximately 1,800 sq. ft. that can be repurposed for manufacturing, packaging and/or additional production facilities, all of which are supported and monitored by state-of-the-art automated hydroponic cultivation, climate, security and control systems with additional layers of redundancy and back-up to mitigate the impact of systems

17 MANAGEMENT’S DISCUSSION & ANALYSIS

or power failure. Each area within the Brantford facility is independently controlled and monitored, and each strain of cannabis produced in the Brantford Facility is subjected to rigorous and ongoing analytical testing.

Once retrofitting is completed and efficiencies of scale are reached across both of the Newstrike facilities, the total boost to HEXO’s production is estimated at 42,000 kg of annual dried cannabis, bringing HEXO’s total anticipated annual production capacity to 150,000 kg. Total consolidated facility space across HEXO’s five campuses will amount to approximately 2.4 million sq. ft. following licensing and completion.

Domestic Distribution Channels

Newstrike has secured supply agreements with entities in Alberta, British Columbia, Manitoba, New Brunswick and Ontario. Saskatchewan selected Newstrike to be a registered cannabis supplier for the province and Newstrike has received orders for products from the Nova Scotia Liquor Corporation and the Prince Edward Island Cannabis

Management Corporation. In addition, Newstrike has entered into a strategic alliance agreement with Spirit Leaf, a private cannabis retailer.

These additional established distribution channels provide HEXO with domestic market penetration within nine provinces.

UP Brand

Within the Canadian cannabis market, Newstrike has developed a unique platform through its Up suite of products and partnership with the iconic band The Tragically Hip. This has been instrumental to its growth to date as an independent company. The Up brand has proven its concept through its presence across nine provincial markets in both public and private retailers. The acquisition of Newstrike provides HEXO the opportunity to implement Up brand products within its branding strategy and product offerings hierarchy as well as the flexibility to increase the variety of products it offers to the adult-use market.

CORPORATE SOCIAL
RESPONSIBILITY

At HEXO Corp, our goal is to be one of Canada’s leading cannabis producers and processors. We know that if we want to achieve our goal, we need to think about more than just our products and prices. We must also examine the way our operations impact the natural and social environment on a local, provincial and national level. HEXO is monitoring and reporting on its greenhouse gas emissions, setting targets to reduce them, and offsetting its footprint. As members of the Global Cannabis Partnership, we will also be reporting on other Environment, Social and Governance (ESG) impact areas based on Global Reporting Initiatives (GRI) standards. Our Corporate Social Responsibility Charter focuses on four priorities: People, Public, Products and Planet.

People

•   Job creator award
•   Significant contribution to the local economy of Masson-Angers, QC and Belleville, ON
•   Career development, profit sharing and shareholder programs for employees
•   Volunteer and team building opportunities for employees
•   Reduced pricing on products for employee medical clients

Products

•   Naturally grown and rigorously tested cannabis
•   Innovative smoke-free options
•   Excise tax absorbed on products for medical clients
•   Cannabis product of the year at the 2018 Canadian Cannabis Awards for our Elixir CBD

18 MANAGEMENT’S DISCUSSION & ANALYSIS

Public	Planet
• Academic education and research investments	• Use of solar energy to minimize electricity consumption
• Education programs for our retail partners	• Recycling and composting programs
• Responsible use program investments	• Greenhouse gas (GHG) Inventory and Reporting (based on ISO14064 standards)
• Support to food security organizations	• Water conservation (rainwater capture and water recycling)
• Support to health organizations	• Reforestation project with Tree Canada
• Community emergency support via the Red Cross	• Solar energy project with Ottawa Food Bank
• Support to social justice initiatives	• Sustainability partner of Ottawa Riverkeeper

OTHER CORPORATE HIGHLIGHTS

Supply Agreements of Hemp Secured for CBD Extraction

During the quarter, the Company entered into several hemp supply agreements/arrangements which are expected to provide a sufficient supply of hemp to meet the Company’s needs during fiscal 2020. These arrangements were established to facilitate a consistent and reliable supply of top-quality hemp for CBD extraction purposes. We believe such a supply will become increasingly important as the

CPG industry trends towards hemp-derived CBD infused products. This positions the Company to help meet the expected demand of the edibles and concentrates market.

Executive Appointments

On May 22, 2019, the Company further strengthened its leadership team by appointing Donald Courtney as its Chief Operating Officer. Mr. Courtney has over 20 years of experience in senior operations positions across several industries, including the cannabis industry. He brings

19 MANAGEMENT’S DISCUSSION & ANALYSIS

extensive experience with several global food and beverage organizations including Mars Incorporated, Pepsi Bottling Group and Vincor International and experience in the technology sector with Christie Digital and LG Electronics. Most recently, Mr. Courtney served as the Chief Operating Officer for MedReleaf.

HEXO MED Secures Medical Cannabis License in Europe

On June 12, 2019, the Company’s European subsidiary HEXO MED received its medical cannabis installation license. The license, issued by the Greek government, will allow HEXO MED to establish cultivation, processing and manufacturing facilities in the region of Thessaly, Greece. The future world-class facilities will be based on a 67,000 square meter (or 721,182 sq. ft.) plot in Larissa, Greece. On August 22, 2019, HEXO’s ownership in HEXO MED was increased to 51%, through an additional investment by HEXO in HEXO MED of €500, completed on September 27, 2019. HEXO MED’s board of directors comprises 5 members, 2 of which are appointed by HEXO and the remaining 3 are appointed by QNBS. Opportunities for HEXO MED are being considered and discussions between HEXO and its Greek partner, QNBS, remain ongoing. Going forward, HEXO and QNBS have agreed to fund its operations through third party debt or capital participation.

Transfer of NYSE-A listing to NYSE

Effective July 16, 2019, the Company began trading on the NYSE after receiving approval to transfer the listing of the common shares from the NYSE-A on July 10, 2019. Concurrently, the Company voluntarily delisted its shares from the NYSE-A. HEXO’s common shares continue to trade under the symbol HEXO on both the TSX and the NYSE.

HEXO launches new cannabis value brand, Original Stash, with 1 oz product

On October 16, 2019, the Company announced the launch of its new value brand Original Stash which became publicly available in Quebec on October 17, 2019. Original Stash is the Company’s low-cost product line, aiming to attract consumers who may otherwise purchase cannabis from unlicenced dispensaries and black market participants. Original stash will be offered in 28 gram (1 oz) quantities at black market prices.

20 MANAGEMENT’S DISCUSSION & ANALYSIS

Truss announces first product offering – Flow Glow

On October 17, 2019, Truss announced its first partnership with Flow Glow Beverages Inc. – the team behind Flow Alkaline Spring Water – to manufacture and distribute a CBD-infused spring water. Flow Glow Beverages’ flavoured CBD-infused spring water will be one of six cannabis beverage brands within the Truss product portfolio. Expected to be launched during the first six months of calendar 2020, Flow Glow will be available in two flavours: Goji+Grapefruit and Raspberry+Lemon. Each unit will contain 10mg of CBD. Flow Glow is sourced from natural spring water and natural ingredients and is packaged in nearly 70% renewable-resource-based, 100% recyclable paperboard containers. Flow Glow will be manufactured and distributed at HEXO’s Centre of Excellence in Belleville, Ontario.

$70 Million Private Placement

On October 23, 2019, the Company announced it has entered into subscription agreements with a group of investors pursuant to which the investors have agreed to purchase, on a private placement basis, $70,001 million principal amount of 8.0% unsecured debentures of the Company (the “Debentures”).

The Debentures will bear interest from the date of closing at 8.0% per annum payable quarterly and will mature on the date which is three years from issuance. Following the date, which is one year from issuance, the Debentures will be convertible at the option of the holder into common shares of the Company at any time prior to maturity at a conversion price of $3.16 per share, subject to adjustment in certain events.

The Company intends to use the net proceeds of the private placement for working capital and general corporate purposes.

Closing of the Offering is expected to occur on or about November 15, 2019. The private placement is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approvals of the Toronto Stock Exchange and the New York Stock Exchange.

Reduction of Cost Structure

On October 24, 2019, the Company announced it has taken steps to reduce its workforce. The Company is rightsizing its operations to adjust to a changing market and regulatory environment with a view towards profitability and long-term stability. The actions taken are intended to rightsize the organization to the revenue Company expects to achieve in fiscal 2020. As part of the changes to its operations, the Company has eliminated approximately 200 positions across its departments and locations.

21 MANAGEMENT’S DISCUSSION & ANALYSIS

Non-IFRS Measures

We have included certain non-IFRS performance measures in this MD&A, including adjusted gross margin, as defined in this section.

We employ these measures internally to measure our operating and financial performance.

We believe that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate our operating results, underlying performance and future prospects in a manner similar to management.

As there are no standardized methods of calculating these non-IFRS measures, our methods may differ from those used by others, and accordingly, these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GROSS SALES

Gross sales are the revenues derived from the sale of adult-use, medical and whole sale cannabis under the normal course of business and are inclusive of sales return provisions and exclusive of excise taxes.

ADJUSTED GROSS MARGIN

We use adjusted gross margin to provide a better representation of performance in the period by excluding non-cash fair value measurements as required by IFRS. We believe this measure provides useful information as it represents the gross margin for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold.

EXPECTED PLANT YIELD

The expected plant yield is utilized in the valuation of biological assets on hand as at the period end. This represents an unobservable input to a level 3 fair value estimate and is derived from the Company’s historical harvests as well as the expertise of the appropriate personnel. A sensitivity analysis over this input was performed and included in the ‘Biological Assets – Fair Value Measurement’ section below.

PRODUCTION CAPACITY

The production capacity disclosed throughout this report represents management’s best estimate and is derived from the historical actual output of production as well as the use of cultivation expertise existing within the Company.

KILOGRAMS PRODUCED

The kilograms harvested during the period representing the amount of dried gram and dried gram equivalents harvested and produced from biological assets but not necessarily sold during the period.

22 MANAGEMENT’S DISCUSSION & ANALYSIS

Operational and Financial Highlights
KEY FINANCIAL PERFORMANCE INDICATORS
Summary of results for the three and twelve months period ended July 31, 2019 and July 31, 2018:

	For the three months ended		For the twelve months ended
Income Statement Snapshot	July 31, 2019	July 31, 2018	July 31, 2019	July 31, 2018
	$	$	$	$
Gross cannabis revenue	20,517	1,410	59,256	4,934
Excise taxes	(5,122)	–	(11,914)	–
Net revenue from sale of goods	15,395	1,410	47,342	4,934
Ancillary revenue	29	–	199	–
Gross margin before fair value adjustments	5,133	711	21,344	2,841
Gross margin	(13,748)	519	26,925	6,400
Operating expenses	46,902	10,713	111,482	24,367
Loss from operations	(60,650)	(10,194)	(84,557)	(17,967)
Other income/(expenses)	125	(315)	(847)	(5,383)
Net loss before tax recovery	(60,525)	(10,509)	(85,404)	(23,350)
Tax recovery	3,840	–	3,840	–
Total net loss	(56,685)	(10,509)	(81,564)	(23,350)

For the three months ended

	July 31,	April 30,	January 31,	October 31,
Operational Results	2019	2019	2019	2018
Avg. gross selling price of adult-use dried gram & gram equivalents ($)	4.74	5.29	5.83	5.45
Kilograms sold of adult-use dried gram & gram equivalents (kg)	4,009	2,759	2,537	952
Avg. gross selling price of medical dried gram & gram equivalents ($)	8.34	9.11	9.15	9.12
Kilograms sold of medical dried gram & gram equivalents (kg)	137	145	152	158
Avg. gross selling price of wholesale gram & gram equivalents ($)	0.56	–	–	–
Kilograms sold of wholesale gram & gram equivalents (kg)	672	–	–	–
Total kilograms produced of dried gram equivalents (kg)	16,824	9,804	4,938	3,550

Q4 PERIOD HIGHLIGHTS

•	Total gross revenue in the quarter increased approximately of 13x to $20,517 when compared to the same quarter of fiscal 2018.

•	Adult -use grams and gram equivalents sold increased 45% to 4,009 kg from the previous quarter as the Company continues to deliver on its existing supply agreements.

•	During the quarter ended July 31, 2019, the Company produced approximately 16,824 kg of dried cannabis, an 72% increase from the previous quarter. This is attributable to higher yields in the 250,000 sq. ft. B6 facility, the additional harvests of the 1 million sq. ft. B9 greenhouse and the contribution of the acquired Newstrike greenhouses.

FINANCIAL POSITION

•	As at July 31, 2019, the Company held cash, cash equivalents and short -term investments of $139,505 and working capital of $261,868.

•	The Company obtained a $65,000 credit facility with a syndicate of Canadian chartered banks. This consists of $50,000 available term credit and a $15,000 revolving line of credit which will be used in part to finance the continuing expansion of the Gatineau campus as well as the leasehold improvements at the Belleville Centre of Excellence without diluting the shareholders of HEXO.

23 MANAGEMENT’S DISCUSSION & ANALYSIS

Summary of Results
Revenue

	Q4’ 19	Q3 ’19	Q2 ’19	Q1 ’19	Q4 ’18

ADULT-USE
Adult-use cannabis gross revenue	$18,997	$14,607	$14,792	$5,194	$–
Adult-use excise taxes	(4,937)	(2,741)	(2,587)	(970)	–
Adult-use cannabis net revenue	14,060	11,866	12,205	4,224	–
Dried grams and gram equivalents sold (kg)	4,009	2,759	2,537	952	–
Adult-use gross revenue/gram equivalent	$4.74	$5.29	$5.83	$5.45	$–
Adult-use net revenue/gram equivalent	$3.51	$4.30	$4.81	$4.44	$–

MEDICAL
Medical cannabis gross revenue	$1,142	$1,323	$1,387	$1,436	$1,410
Medical cannabis excise taxes	(185)	(233)	(216)	(44)	–
Medical cannabis net revenue	957	1,090	1,171	1,392	1,410
Dried grams and gram equivalents sold (kg)	137	145	152	158	152
Medical gross revenue/gram equivalent	$8.34	$9.11	$9.15	$9.12	$9.26
Medical net revenue/gram equivalent	$6.99	$7.52	$7.73	$8.84	$–

WHOLESALE
Wholesale cannabis gross revenue	$378	$–	$–	$–	$–
Wholesale cannabis excise taxes	–	–	–	–	–
Wholesale cannabis net revenue	378	–	–	–	–
Dried grams and gram equivalents sold (kg)	672	–	–	–	–
Wholesale gross revenue/gram equivalent	$0.56	$–	$–	$–	$–
Wholesale net revenue/gram equivalent	$0.56	$–	$–	$–	$–
ANCILLARY REVENUE[1]	$29	$61	$62	$47	$–
Total net sales	$15,424	$13,017	$13,438	$5,663	$1,410
[1] Revenue outside of the primary operations of the Company.

Total net revenue in the fourth quarter of fiscal 2019 increased to $15,424 from $1,410 in the same period of fiscal 2018. The main contributor is the addition of adult-use sales which the Company is realizing in its first fiscal year of legalization in Canada. Adult-use sales in the quarter accounted for 91% of total revenue. Adult-use and wholesale revenues were reduced by sales provisions incurred in the quarter. These provisions are derived from managements estimates based upon price concessions and expected returns (see Note 3 of the audited annual financial statements for the fiscal years ended July 31, 2019 and 2018).

Non-cannabis ancillary sales which began in the first quarter of fiscal 2019 decrease to $29 from $61 in the previous quarter. This revenue is derived from a management agreement held by the Company with arms-length partners.

OUTLOOK

The Company expects net revenue for the first quarter to fiscal year 2020 to be $14,000 to $18,000, subject to retroactive adjustments required on inventory held by provinces, which is subject to price adjustments as the result of a re-evaluating of pricing strategy. Furthermore, the Company expects to be EBITDA positive in calendar 2020, subject to certain assumptions regarding store count, operational improvements and cost saving initiatives.

ADULT-USE SALES

During the period, adult-use gross sales increased to $18,997 in the three months ended July 31, 2019. Contributing to the increase is the additional sales for the stub period of May 24, 2019 to July 31, 2019 from the acquired Newstrike during the period. This contributed $2,770 in additional gross cannabis sales in the period. HEXO also began to realize sales to the AGLC in the quarter which contributed $4,828. Quarterly sales increased 30% when compared to the prior quarter and increased $17,587 relative to the same period of fiscal 2018, (which included medical sales only during that period).

24 MANAGEMENT’S DISCUSSION & ANALYSIS

The Company’s gross adult-use sales for the year ended July 31, 2019 totaled $53,590, an increase of $48,656 as compared to the total (medical only) sales of $4,934 in fiscal 2018. The increase is due to fiscal 2018 containing medical sales only.

Sales volume in the fourth quarter of 2019 increased 45% to 4,009 kg from 2,759 kg equivalents sold in the previous quarter of fiscal 2019. New in the quarter was the contribution of 971 kg sold to the AGLC and the 396 kg sold through Newstrike. Dried flower and milled products represented 89% of gram equivalents sold during the period, a 4% increase from the third quarter of fiscal 2019 and oil product sales comprising the balance of the quantity sold.

During the quarter, gross adult-use revenue per gram equivalent decreased to $4.74 from $5.29 reflective of the price concessions and provision for sales returns recorded in the period. The provision is reflective of a general best estimate provision for returns and price adjustments based on the Company’s assessment of sell-through and slow moving inventory. This was partially countered by the addition of the premium brand Up which commands revenue of $6.80 per gram on dried flower. The adult-use net revenue per gram equivalent decreased to $3.51 from $4.30 in the previous quarter reflecting the impact the provision above as well as the 971 kg of sales in Alberta which imposes on average a 16% higher exercise tax rate than Ontario and Quebec. In future periods as the sales mix shifts towards oil and other value-added products from lower valued dry flower products the impact of these excise taxes on revenue per gram is expected to decrease.

MEDICAL SALES

Gross medical revenue in the three months ended July 31, 2019 decreased 19% to $1,142 compared to $1,410 in the same period in fiscal 2018. Grams and gram equivalents sold decreased marginally to 137 kg from 152 kg in the fourth quarter of 2018. The relative stability in gram and gram equivalents sold with a corresponding decrease in sales is due to increased sales of oil products with sales prices, as well as the decrease to medical sales prices per gram incurred after legalization occurred in Q1 of the fiscal year. Compared to the prior quarter, the sequential revenue decreased by 14% from $1,323, reflecting lower total dried grams sales, offset by a marginal increase to oil based gram equivalents sold.

The Company realized $5,288 of gross medical sales during the fiscal year ended July 31, 2019 which is an increase of 7% from the $4,934 of gross medical sales during the comparative fiscal year 2018. This increase is due to 54 kg of additional gram and gram equivalents sold, offset by on average lower dried gram sales prices.

Net medical revenues decreased during the quarter by 12% to $957 as compared to the third quarter of fiscal 2019, due to the reasons described above.

WHOLESALE SALES

New in the fiscal year are the introduction of wholesale revenues realized in the quarter. These sales pertain to transactions held between the Company and other licensed producers. The characteristics of such sales are generally large quantities at reduced prices per gram and gram equivalent. These sales are also free of excise taxes as this burden belongs to the acquirer and ultimately the seller of the cannabis products.

Wholesale revenues in the quarter contributed $378 to the Company’s net revenues. A total of 672 kg of dried cannabis was sold through the wholesale channel at an average net revenue per gram of $0.56. Prior to the provision for sales returns, the average contribution of wholesale revenue per gram was $4.36.

Cost of Sales, Excise Taxes and Fair Value Adjustments

Cost of goods sold includes the direct and indirect costs of materials and labour related to inventory sold, and includes harvesting, processing, packaging, shipping costs, depreciation and applicable stock-based compensation and direct and indirect overhead.

Fair value adjustment on sale of inventory includes the fair value of biological assets included in the value of inventory transferred to cost of sales.

Fair value of biological assets represents the increase or decrease in fair value of plants during the growing process less expected cost to complete and selling costs and includes certain management estimates.

25 MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended		For the twelve months ended
	July 31, 2019	July 31, 2018	July 31, 2019	July 31, 2018
	$	$	$	$
Excise taxes	5,122	–	11,914	–
Cost of sales	10,291	700	26,197	2,093
Fair value adjustment on sale of inventory	7,285	455	16,357	2,289
Fair value adjustment on biological assets	(5,322)	(1,171)	(38,856)	(7,340)
Adjustment to net realizable value of inventory	–	906	–	1,491
Impairment loss on inventory	16,918	–	16,918	–

Cost of sales for the quarter ended July 31, 2019 were $10,291, compared to $700 for the same quarter ended in fiscal 2018. The increase in cost of sales is the result of increased sales volumes due to the legalized adult-use market not present in the comparative period. Also impacting the cost of sales were higher overhead allocated costs to inventory and increases to transformation costs were incurred as oil and other value-added products production mix has increased from the same quarter of fiscal 2018.

For the fiscal year ended July 31, 2019, cost of sales increased to $26,197 from $2,093 from the comparable period of fiscal 2018 for the reasons as noted above.

The fair value adjustment on the sale of inventory for the fourth quarter ended July 31, 2019 was $7,285 compared to $455 for the same quarter ended July 31, 2018. This variance is due to increased sales volume of inventory sold when compared to the same quarter in fiscal year 2018. Which was offset by the introduction of the adult-use market which commands a lower fair value per gram when compared to the exclusively medical market-based sales in the three months ended July 31, 2018.

Fair value adjustment on biological assets for the current quarter was ($5,322) compared to ($1,171) for the same quarter ended in fiscal 2018. This variance is due to the increase in the total number of plants on hand as well as increased yields when compared to the comparative period. The increase in plants is due to the fully licensed 250,000 sq. ft. greenhouse which began harvests in Q1 of fiscal 2019 as well as the activation of the 1 million sq. ft. greenhouse during the second and third quarter of fiscal 2019. This results in significantly increased expected gram yields in the quarter and increased production costs of operating newly in-use facilities. The increase in scale and total plants on hand is the result of meeting the demand of the adult-use market.

For the year ended, the fair value adjustments on the sale of inventory and biological assets increased to $16,357 and ($38,856) respectively from $2,289 and ($7,340) respectively in the comparative period of fiscal 2018 for those reasons as noted above.

The Company incurred an impairment loss on inventory of $16,918 during the three months ended July 31, 2019, due to price compression in the market. The impairment loss was realized on cannabis purchased in fiscal 2019 to help meet the demands of the adult-use market in which the cost is now exceeding its net realizable value.

New in fiscal 2019 are excise taxes associated with the new adult-use revenues and medical sales incurred after October 17, 2018. These taxes totaled $5,122 an increase of 72% from the prior quarter which in part, is consistent with the increase to underlying gross revenues and gram and gram equivalents sold in the quarter. Further adding to the increase were the approximate $6,871 sales incurred in Alberta which drives on average 16% higher excise tax burden than Quebec and Ontario. Excise taxes are a function of fixed provincial and territorial rates based upon the gram equivalents sold as well as a variable ad valorem component which is dependent upon the selling price of the products.

Operating Expenses

	For the three months ended		For the twelve months ended
	July 31, 2019	July 31, 2018	July 31, 2019	July 31, 2018
General and administration	$22,950	$4,300	$45,947	$9,374
Marketing and promotion	9,520	3,807	31,191	8,335
Stock-based compensation	10,197	1,933	28,008	4,997
Research and development	2,247	–	2,822	–
Amortization of intangible assets	1,407	252	1,767	765
Depreciation of property, plant and equipment	581	421	1,747	896
Total	$46,902	$10,713	$111,482	$24,367

Operating expenses include general and administrative expenses, marketing and promotion, stock-based compensation, research and development, and depreciation/amortization expenses. Marketing and promotion expenses include customer acquisition costs, customer experience costs, salaries for marketing and promotion staff, and general corporate communications expenses. General and administrative expenses include salaries for administrative staff and executive salaries as well as general corporate expenditures including legal, insurance and professional fees.

26 MANAGEMENT’S DISCUSSION & ANALYSIS

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased to $22,950 in the fourth quarter of fiscal 2019, compared to $4,300 for the same period in fiscal 2018. This increase reflects the significant increase to the scale of our operations, including an increase in management, general, finance and administrative staff which lead to an increase of $3,149 to wages and payroll related expenses. Total professional and legal expenses increased by $7,557, as a result of merger and acquisition activity, additional corporate development initiatives and the increased financial reporting and control-based regulatory requirements accompanying public company status and listing on the TSX and NYSE. Increased insurance pertaining to commercial property and directors and officers increased in total by $3,577 due to increased property, plant and equipment balances and the listing on the NYSE, respectively.

Total general and administrative expenses for the fiscal year ended July 31, 2019 increased to $45,947 from $9,374 in the same period of fiscal 2018 due to the general growth of the operational scale of the corporation for the same reasons as outlined above.

MARKETING AND PROMOTION

Marketing and promotion expenses increased to $9,520 in the current quarter, compared to $3,807 for the same period in fiscal 2018. The increase reflects the expenses incurred from our adult-use marketing and promotional events undertaken in the quarter as we build brand recognition and establish HEXO in the adult-use cannabis market. This is inclusive of higher staff and travel-related expenses, increases to printing and promotional materials, market research efforts as well as advertisement costs.

Total marketing and promotion expenses for the fiscal year ended July 31, 2019 significantly increased to $31,191 from $8,335 as compared to the same period of fiscal 2018. This significant increase reflects the Company’s marketing and branding campaign which began in the first quarter of fiscal 2019 as we prepared for the launch of the adult-use brand HEXO into the legalized Canadian market.

RESEARCH AND DEVELOPMENT (“R&D”)

The Company realized its first significant quarter of R&D expenses during the fourth quarter of fiscal 2019. The increased R&D is correlated to the cannabis 2.0 edible cannabis market preparation, including vape formulas, confectionary prototypes and sensory testing. The Company also incurred expenses of $575 in market research and product studies. Additionally, expenses related to the establishment of the recently announced brand, Original Stash were realized.

STOCK-BASED COMPENSATION

Stock-based compensation increased to $10,197 when compared to $1,933 for the same period in fiscal 2018. The increase is a function of the increased number of outstanding stock options which has a direct correlation to the increased headcount of the Company. Underlying market prices of those options granted subsequent the third quarter of fiscal 2018 were significantly higher, resulting in an increase to the expensed value on a per stock option basis during the period. On May 24, 2019, the Company added the unvested outstanding stock options of Newstrike to its outstanding balance. This contributed $981 of additional expenses in the period.

Total stock-based compensation for the year ended July 31, 2019 increased to $28,008 from $4,997 as compared to the same period of fiscal 2018 for those reasons as outlined above.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Amortization of property, plant and equipment increased to $581 in the quarter, compared with $421 for the same period in fiscal 2018. The increase is due to the additions to office furniture, vehicles and other equipment in which the associated depreciation is not capitalized to inventory. These additions represent the Company’s general growth and increase to the scale of the operations.

Total depreciation of property, plant and equipment for the year ended July 31, 2019 increased to $1,747 from $896 as compared to the same period of fiscal 2018 for those reasons as outlined above.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets increased significantly to $1,407 in the quarter, compared with $252 for the same period in fiscal 2018. The increase is the result of amortization incurred on the identified $113,888 cultivation and license intangible asset acquired through the acquisition of Newstrike on May 24, 2019.

Total amortization of intangible assets for the year ended July 31, 2019 increased to $1,767 from $765 as compared to the same period of fiscal 2018 for those reasons as outlined above.

Loss from Operations

Loss from operations for the fourth quarter was ($60,650), compared to ($10,194) for the same period in fiscal 2018. The increased operating expenses due to the expanding scale of operations of the Company and increased stock-based compensation expense due to higher cannabis market value. The Company also incurred increased R&D expenditures and an impairment loss on inventory. The higher expenses were offset by higher revenues and increased biological fair value adjustments as our production capacity continues to increase.

27 MANAGEMENT’S DISCUSSION & ANALYSIS

Other Income/Expenses

Other income/(expense) was $125 for the three months ended July 31, 2019 compared to ($315) in the same period of fiscal 2018. Revaluation of financial instruments of $543 in the latest quarter reflects the revaluation of an embedded derivative related to USD denominated warrants issued in the prior year. During the period we earned $1,575 of interest and other income on our various highly liquid interest generating assets as well as the interest earning convertible debenture. Additionally, we incurred ($1,252) of unrealized of equity loss pickups on the ventures HEXO MED and Truss. The unrealized losses on the convertible debenture revaluation and other investments were ($124) and ($315), respectively. Interest expenses amounted to ($305) in the period.

Total other income/(expense) was ($847) for the year ended July 31, 2019 compared to ($5,383) of the same period of fiscal 2018. The decrease in expenses is primarily due to the Interest income of $5,187 due to increased cash holdings, convertible note interest and interest earned on a public security investment. The cumulative gain on convertible debenture amounted to $1,737 for the year ended. This was offset by the loss on revaluation of the USD denominated warrant liability of ($3,730) and the cumulative equity pick up losses from ventures of ($2,964).

Biological Assets – Fair Value Measurements

As at July 31, 2019, the changes in the carrying value of biological assets are as follows:

	July 31, 2019	July 31, 2018
Carrying amount, beginning of period	$2,332	$1,504
Acquired through acquisition	3,291
Production costs capitalized	19,215	993
Net increase in fair value due to biological transformation less cost to sell	38,856	7,340
Transferred to inventory upon harvest	(56,323)	(7,505)
Carrying amount, end of period	$7,371	$2,332
[1]Acquired through the Newstrike acquisition on May 24, 2019

Our biological assets consist of cannabis plants, from seeds all the way through to mature plants. As at July 31, 2019, the carrying amount of biological assets consisted of $2 in seeds and $7,369 in cannabis plants ($6 in seeds and $2,326 in cannabis plants as at July 31, 2018). The increase in the carrying amount of biological assets is attributable to an increase in production costs and offset by the market selling price decrease as a result of the adult-use market. The significant estimates used in determining the fair value of cannabis on plants are as follows:

•	yield by plant;

•	stage of growth estimated as the percentage of costs incurred as a percentage of total cost as applied to the estimated total fair value per gram (less fulfillment costs) to arrive at an in-process fair value for estimated biological assets which have not yet been harvested;

•	percentage of costs incurred for each stage of plant growth;

•	fair value selling price per gram less cost to complete and cost to sell; and

•	destruction/wastage of plants during the harvesting and processing process.

We view our biological assets as Level 3 fair value estimates and estimate the probability of certain harvest rates at various stages of growth. As at July 31, 2019, it is expected that our biological assets will yield approximately 17,571 kilograms (July 31, 2018 – 4,374 kilograms). Our estimates are, by their nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the fair values of biological assets.

The valuation of biological assets is based on an income approach in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in-process biological assets, the fair value at point of harvest is adjusted based on the stage of growth at period end. Stage of growth is determined by reference to the plant’s life relative to the cost incurred as a percentage of total cost as applied to estimated total fair value per gram (less fulfilment costs) to arrive at an in-process fair value for estimated biological assets, which have not yet been harvested.

Management’s identified significant unobservable inputs, their range of values and sensitivity analysis for the period ended July 31, 2019 are presented in the table below:

Unobservable inputs	Input values	Sensitivity analysis

Average selling price
Obtained through actual retail prices on a per strain basis	$4.23 – $5.01 per dried gram	An increase or decrease of 5% applied to the average selling price would result in a change of approximately $480 to the valuation.

28 MANAGEMENT’S DISCUSSION & ANALYSIS

Yield per plant
Obtained through historical harvest cycle results on a per strain basis	15 – 123 grams per plant	An increase or decrease of 5% applied to the average yield per plant would result in a change up to approximately $344 in valuation.

Stage of growth
Obtained through the estimates of stage of completion within the harvest cycle	Average of 29% completion	An increase or decrease of 5% applied to the average stage of growth per plant would result in a change of approximately $1,148 in valuation.

Wastage
Obtained through the estimates of stage of wastage within the cultivation and production cycle	0%–30% dependent upon the stage within the harvest cycle	An increase or decrease of 5% applied to the wastage expectation would result in a change of approximately $302 in valuation.

Quarterly Results

The following table presents certain unaudited financial information for each of the eight fiscal quarters up to and including the quarter ended July 31, 2019. The information has been derived from our audited consolidated financial statements, which in management’s opinion have been prepared on a basis consistent with the consolidated financial statements for the fiscal year ended July 31, 2019. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

	Q4 ’19	Q3 ’19	Q2 ’19	Q1 ’19
	July 31, 2019	April 30, 2019	January 31, 2019	October 31, 2018
Net revenue	$15,424	$13,017	$13,438	$5,663
Total Net loss	(56,685)	(7,751)	(4,325)	(12,803)
Loss per share – basic	(0.28)	(0.04)	(0.02)	(0.07)
Loss per share – fully diluted	(0.28)	(0.04)	(0.02)	(0.07)

	Q4 ’18	Q3 ’18	Q2 ’18	Q1 ’18
	July 31, 2018	April 30, 2018	January 31, 2018	October 31, 2017
Net revenue	$1,410	$1,240	$1,182	$1,102
Total Net loss	(10,509)	(1,971)	(8,952)	(1,918)
Loss per share – basic	(0 .05)	(0. 01)	(0.10)	(0.03)
Loss per share – fully diluted	(0.05)	(0.01)	(0.10)	(0.03)

The Company’s net revenues have increased considerably during the current fiscal year when compared to the previous fiscal year. This is due to the legalization of adult-use cannabis in Canada and the Company’s introduction into this market. As a result, the net loss in the three months ended July 31, 2019 increased primarily due to approximately $23 million in additional operating expenses as discussed in ‘Operating Expenses’ and the $16,918 impairment loss on inventory discussed in ‘Cost of Sales, Excise Taxes and Fair Market Value Adjustments’. The third quarter of fiscal 19 saw increased general, administrative and stock based compensation expenses due to the growth of scale in the Company’s operations. In the second quarter of fiscal 19 a stabilization in marketing/branding expenses occurred from the previous quarter thus reducing the net loss, offset by increased gross margin due to the Company’s first full quarter of adult-use sales. The Company experienced a ramp up of expenses to prepare for the legalized adult-use market primarily in the first quarter of fiscal 2019 and quarter four of fiscal 2018 resulting in increased net losses. The four quarters of fiscal year 2018 ended July 31, 2018 pertain to the Company’s operations within the medical market only and included in the first quarter of fiscal 18 were tremendous scaling efforts to meet the coming demand of the adult-use market which was legalized October 17, 2018.

Financial Position

The following table provides a summary of our interim condensed financial position as at July 31, 2019 and July 31, 2018:

	July 31, 2019	July 31, 2018
Total assets	$881,040	$334,998
Total liabilities	104,284	12,125
Share capital	799,706	347,233
Share-based payment reserve	40,315	6,139
Warrants	60,433	12,635
Non-controlling interest	1,000	-
Deficit	$(124,698)	$(43,134)

29 MANAGEMENT’S DISCUSSION & ANALYSIS

Total Assets

Total assets increased to $881,040 as at July 31, 2019 from $334,998 as at July 31, 2018. The Company raised $53,791 in net proceeds from the January 30, 2019 marketed public offering. Property plant and equipment increased by $204,460 due to the construction of the 1 million sq. ft B9 facility, leasehold improvements to the Belleville Centre of Excellence and the associated required additional production equipment required within those facilities. The Company also acquired $46,003 of property, plant and equipment through the Newstrike acquisition. Also due to the aforementioned addition production facilities, there has been a significant increase in scale of operations. Inventory and biological assets increased $75,856 and $5,039, respectively. New in the fiscal year, also contributing to the variance is the addition of the investment in associate Truss and joint venture HEXO MED which increased total assets by $52,849. Intangible assets increased by $123,237 primarily due to the acquisition of the Newstrike Up brand and cultivation licenses. Also generated through the acquisition of Newstrike was goodwill of $111,877.

Total Liabilities

Total liabilities increased to $104,284 as at July 31, 2019 from $12,125 as at July 31, 2018. During the current fiscal year, the Company entered into a term loan with CIBC which contributed $33,374 in net outstanding debt as at July 31, 2019. An increase in trade accounts payable and accruals of $36,585 due to continued growth in operations and scalability, specifically the retrofitting and leasehold improvement activity underway at the Centre of Excellence in Belleville, Ontario. There exists $3,494 of excise taxes payable due to the onset of the new taxation policy instituted at the legalization date October 17, 2018.

Share Capital

Share capital increased to $799,706 as at July 31, 2019 from $347,233 at July 31, 2018, due to the marketed equity financing which contributed $53,791 in net proceeds to share capital. The acquisition of Newstrike added an additional $322,439 and the remaining balance of the increase was realized from the exercising of warrants, broker warrants and stock options during the fiscal year.

Share-Based Payment Reserve

The share-based payment reserve increased to $40,315 as at year end from $6,139 as at July 31, 2018. This increase is due to a full fiscal year of stock-based compensation resulting in an increase of $11,768, as a result from the 5.7 million issued employee stock options in July 2018. A total of 12,693,118 employee stock options were granted during the 12 months ended July 31, 2019, inclusive of 3,668,785 which were granted during the fourth quarter of fiscal 2019. The acquisition of Newstrike on May 24, 2019 increased the share-based payment reserve by $7,134.

Warrants Reserve

The warrant reserve increased significantly to $60,433 as at July 31, 2019 from $12,635 as at July 31, 2018, primarily due to the $42,386 addition of the fair valued Molson warrants reserve established for the 11,500,000 share purchase warrants issued to an affiliate of Molson Coors Canada as consideration in the Truss venture in early October 2018. The warrants possess a strike price of $6.00 and a term of 3 years. This is offset by warrant exercise activity during the three quarters to date of fiscal 2019. The acquisition of Newstrike on May 24, 2019 increased the warrants reserve by $12,229.

Liquidity and Capital Resources
Liquidity

Our objectives when managing our liquidity and capital structure are to maintain sufficient cash to fund international growth initiatives, innovation strategies and to meet contractual obligations. Our ability to reach profitability is dependent on successful implementation of our business strategy. While management is confident in the future success of the business, there can be no assurance that our products will gain adequate market penetration or acceptance or generate sufficient revenue to reach profitability.

	For the twelve months ended
Liquidity	July 31, 2019	July 31, 2018
	$	$
Operating activities	(124,706)	(22,185)
Financing activities	146,877	283,150
Investing activities	(7,645)	(220,376)

Operating Activities

Net cash used in operating activities for the twelve months ended July 31, 2019 was $124,706 as a result of the net loss for the period ended of $81,564, and a decrease in non-cash working capital of $71,767, as well as net non-cash expenses of $28,625. In the same prior year period, cash used in operating activities was ($22,185), reflecting the net loss of ($23,350), net non-cash expenses add back of $8,378, and a decrease in working capital of ($7,213). The change in cash flow reflects ($38,856) of an unrealized change in the fair value of biological assets. Increases to inventory and biological assets of ($53,640) and an increase to trade receivables of ($17,845). These increases to operating cashflows were offset by the stock-based compensation add back of $28,944. Operating activities reflect the general increased size and scale of the Company’s operations when compared to the same fiscal period of the fiscal year 2018, as well as the additional operations obtained through the acquisition of Newstrike.

30 MANAGEMENT’S DISCUSSION & ANALYSIS

Financing Activities

Net cash received from financing activities for the fiscal year ended July 31, 2019 was $146,877. On January 30, 2019, the Company closed the marketed equity financing in which a total of 8,855,000 common shares were issued for net proceeds of $53,731. The additional cash generated from the exercised warrants in the amount of $62,442 and exercised stock options of $4,293 incurred during the period. The warrant activity was significantly higher in the fourth quarter due to all time high market prices. The Company's term loan forming part of its syndicated credit facility contributed net $32,778.

Investing Activities

For the twelve months ended July 31, 2019, $7,645 was used for investing activities. The Company gained net cash of $49,366 through its business acquisition. Contributing to the increase is cash was the transfer of short-term investments of $119,810 and its reinvestment into high interest generating vehicles. This is offset by the cash consideration and capitalized transaction costs of ($13,427) of the investment in associate and joint ventures. During the period, we continued additions of ($138,034) to our property, plant and equipment as scalability increases as the new 1 million sq. ft. greenhouse was completed and significant leasehold improvements continue to be made at the Belleville facility. Cash in the amount of ($22,350) was restricted for the purposes of satisfying supply and debt service agreements or held in escrow.

Capital Resources

As at July 31, 2019, working capital totaled $261,868. The exercise of all the issued and outstanding warrants, as at July 31, 2019, would result in an increase in cash of approximately $225,394, and the exercise of all stock options would increase cash by approximately $142,491. During the quarter, the Company realized an increase in cash of $39,932 due to the exercise of 7,130,782 January 2018 warrants which contribute $5.60 per warrant. An additional $3,386 was generated due to the exercise of 2,122,689 options during the quarter end.

On October 23, 2019, the Company announced it has entered into subscription agreements with a group of investors pursuant to which the investors have agreed to purchase, on a private placement basis, $70 million principal amount of 8.0% unsecured debentures of the Company (the “Debentures”).

The Debentures will bear interest from the date of closing at 8.0% per annum payable quarterly and will mature on the date which is three years from issuance. Following the date, which is one year from issuance, the Debentures will be convertible at the option of the holder into common shares of the Company at any time prior to maturity at a conversion price of $3.16 per share, subject to adjustment in certain events.

Beginning on the date which is one year from issuance, the Company may force the conversion of all of the principal amount of the then outstanding Debentures at the Conversion Price on not less than 30 days’ notice should the daily volume weighted average trading price of the common shares of the Company be greater than $7.50 for any 15 consecutive trading days.

The Debentures and any common shares of the Company issuable upon conversion thereof will be subject to a statutory hold period lasting four months and one day following the closing date.

The Company intends to use the net proceeds of the private placement for working capital and general corporate purposes.

Closing of the Offering is expected to occur on or about November 15, 2019. The private placement is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approvals of the Toronto Stock Exchange and the New York Stock Exchange.

On February 15, 2019, the Company entered into a syndicated credit facility with Canadian chartered banks for a total of $65,000. This access to capital will provide the Company with additional capital to fund future growth and expansion as well as its strategic initiates without the dilution of current and future shareholders.

On January 30, 2019, the Company closed the marketed public offering which generated gross proceeds of $57,500 for the issuance of 8,855,000 common shares at a price of $6.50 per share. The Company intends to use the net proceeds from the offering to fund general corporate operations, global growth initiatives and research and development activity to further advance the Company’s innovation strategies.

As of the date of this MD&A, the Company sits on a consolidated cash position of approximately $64,000, exclusive of the expected cash from the debentures of the recently announced private placement. The primary cash burn activities since the fiscal year ended July 31, 2019 relate to capital expenditures, capital contributions to our joint arrangement partners and standard operating activities such as payroll.

31 MANAGEMENT’S DISCUSSION & ANALYSIS

Management believes that current working capital along with the recently completed financings, sufficiently provides the level of funding required for current expansion projects and meet contractual obligations for the next 12 months. We periodically evaluate the opportunity to raise additional funds through the public or private placement of equity capital to strengthen our financial position and to provide sufficient cash reserves for growth and development of the business.

Our authorized share capital is comprised of an unlimited number of common shares. The table below outlines the number of issued and outstanding common shares, warrants and options as at July 31, 2018, July 31, 2019 and October 24, 2019.

	October 23, 2019	July 31, 2019	July 31, 2018
Common shares	257,018,560	256,981,753	193,629,116
Warrants	24,016,422	29,585,408	26,425,504
Options	22,326,430	24,288,919	14,388,066
Total	303,361,412	310,856,080	234,442,686

As a result of the Newstrike acquisition the following balances were contributed the Company’s common shares, warrants and stock option balances as at the closing date May 24, 2019.

May 24, 2019
Common shares	35,394,041
Warrants	7,196,166
Options	2,011,863
Total	44,602,070

Off-Balance Sheet Arrangements and Contractual Obligations
The Company does not have any off-balance sheet arrangements.

As of the date of this MD&A, the Company has a $65,000 credit facility in place with a syndicate of Canadian chartered banks of which $35,000 has been drawn upon and is outstanding.

We have certain contractual financial obligations related to service agreements and construction contracts for the construction in progress shown in Note 9 of the audited financial statements and the accompanying notes for the fiscal year ended July 31, 2019. Commitments are inclusive of $99,652 related to the 20-year anchor rental commitment regarding the Belleville facility.

These contracts have optional renewal terms that we may exercise at our option. The annual minimum payments payable under these contracts over the next five years are as follows:

$
2020	93,647
2021	7,332
2022	5,804
2023	5,259
2024	4,970
Thereafter	75,218
192,230

Financial Risk Management

We are exposed to risks of varying degrees of significance which could affect our ability to achieve our strategic objectives for growth. The main objectives of our risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which we are exposed are described below.

32 MANAGEMENT’S DISCUSSION & ANALYSIS

Interest Risk

The Company has exposure to interest rate risk related to any investments of surplus cash. The Company may invest surplus cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. The Company also has exposure to interest rate risk related to the outstanding balance of the term loan. The fluctuation of the interest rate may result in a material increase to the associated interest. As at July 31, 2019, the Company had short term investments and a convertible debenture of $517 and a long term loan of $33,374. All interest rates are fixed. An increase or decrease of 5% to the applicable interest rates would not result in a material variance.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of marketable securities and derivatives held in publicly traded entities are based on quoted market prices which the shares of the investments can be exchanged for.

If the fair value of these financial assets were to increase or decrease by 10% as of July 31, 2019, the Company would incur an associated increase or decrease in comprehensive loss of approximately $188 (2018 - $Nil). The price risk exposure as at July 31, 2019 is presented in the table below.

$
Financial assets	16,756
Financial liabilities	(493)
Total exposure	16,263

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables, promissory note receivable and convertible debenture receivable. As at July 31, 2019, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, the Company has limited credit risk.

Cash, cash equivalents and short-term investments are held by some of the largest cooperative financial groups in Canada. Since the inception of the Company, no losses have been incurred in relation to cash held by the financial institution. The majority of the trade receivables balance are held with crown corporations of Quebec, Ontario and Alberta as well as one of the largest medical insurance companies in Canada. Credit worthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss for the year ended July 31, 2019 is $37 (July 31, 2018 - $94).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they possess share credit risk characteristics. They have been grouped based on the days past due.

Credit risk from the convertible debenture receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationship.

The carrying amount of cash and cash equivalents, restricted cash, short-term investments, trade receivables and convertible debentures receivable represents the maximum exposure to credit risk and as at July 31, 2019; this amounted to $194,902.

The following table summarizes the Company’s aging of receivables as at July 31, 2019 and July 31, 2018:

	July 31, 2019	July 31, 2018
0–30 days	$	$
0–30 days	20,469	262
31–60 days	1,826	188
61–90 days	166	91
Over 90 days	3,599	103
Total	26,060	644

33 MANAGEMENT’S DISCUSSION & ANALYSIS

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from three crown corporations representing 81% (July 31, 2018 – Nil%) of total sales in the fiscal year ended July 31, 2019.

The Company holds trade receivables from three crown corporations representing 79% of total trade receivables as of July 31, 2019 (July 31, 2018 – Nil%).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at July 31, 2019, the Company had $139,505 of cash and cash equivalents and short-term investments.

The Company is obligated to pay accounts payable and accrued liabilities, excise taxes payable and current portions of the term loan and other liabilities with total carrying amounts and contractual cash flows amounting to $52,685 due in the next 12 months.

The carrying values of cash, trade receivable, accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

Critical Accounting Assumptions

Our financial statements are prepared in accordance with IFRS. Management makes estimates and assumptions and uses judgment in applying these accounting policies and reporting the amounts of assets and liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities. Significant estimates in the accompanying financial statements relate to the valuation of biological assets and inventory, stock-based compensation, warrants, the estimated useful lives of property, plant and equipment, and intangible assets. Actual results could differ from these estimates. Our critical accounting assumptions are presented in Note 3 of the Company’s annual audited consolidated financial statements for the fiscal year ended July 31, 2019, which is available under HEXO’s profile on SEDAR and EDGAR.

Adopted and Upcoming Changes in Accounting Standards
IFRS 15, Revenues from Contracts with Customers

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. On April 12, 2016, the IASB published final clarifications to IFRS 15 with respect to identifying performance obligations, principal versus agent considerations, and licensing.

The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative period or transitional adjustments required as a result of the adoption. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

1.	Identifying the contract with a customer;

2.	Identifying the performance obligation(s) in the contract;

3.	Determining the transaction price;

4.	Allocating the transaction price to the performance obligation(s) in the contract; and

5.	Recognizing revenue when or as the Company satisfies the performance obligation(s).

Revenue from the direct sale of cannabis to customers for a fixed price is recognized when the Company transfers the control of the good(s) to the customer upon delivery and acceptance by the customer, the timing of which is consistent with the Company’s previous revenue recognition policy under IAS 18.

IFRS 9, Financial Instruments

The Company adopted IFRS 9 retroactively and determined that there is no change to the comparative period or transitional adjustments required as a result of the adoption.

IFRS 9 was issued by the International Accounting Standards Board ("IASB") in November 2009 and October 2010 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets under IFRS 9 are initially measured at fair value and are subsequently measured at either amortized cost; fair value through other comprehensive income (“FVTOCI”) or; fair value through profit or loss (“FVTPL”).

AMORTIZED COST

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method.

34 MANAGEMENT’S DISCUSSION & ANALYSIS

FVTOCI

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI.

This classification includes certain equity instruments where IFRS 9 allows an entity to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at FVTPL to present subsequent changes in FVTOCI.

FVTPL

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at Fair Value through Other Comprehensive Income (“FVTOCI”). This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

The following table summarizes the Company’s financial instruments under IAS 39 and IFRS 9:

	IAS 39 Classification	IFRS 9 Classification
Financial assets
Cash and cash equivalents	FVTPL	FVTPL
Restricted cash	FVTPL	FVTPL
Short-term investments	FVTPL	FVTPL
Trade receivables	Loans and receivables	Amortized cost
Convertible debenture receivable	FVTPL	FVTPL
Long term investment	N/A	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Warrant liability	FVTPL	FVTPL
Deferred rent liability	N/A	Amortized cost
Term loan	N/A	Amortized cost

The adoption of IFRS 9 did not have a material impact to the Company’s classification and measurement of financial assets and liabilities.

IFRS 9 uses an expected credit loss impairment model as opposed to an incurred credit loss model under IAS 39. The impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For trade receivables, the Company has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and other factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the statement of comprehensive income. At the point when the Company is satisfied that no recovery of the amount owing is possible, the amount is considered not recoverable and the financial asset is written off. The adoption of the new expected credit loss impairment model had a negligible impact on the carrying amounts of financial assets at amortized cost.

CLASSIFICATION AND MEASUREMENT OF FINANCIAL LIABILITIES

Accounting for financial liabilities remains largely the same under IFRS 9 and subsequently the Company’s liabilities were not significantly impacted by the adoption.

Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Company designates a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated at FVTPL, which are carried subsequently at fair value with gains or losses recognised in profit or loss (other than derivative financial instruments that are designated and effective as hedging instruments).

35 MANAGEMENT’S DISCUSSION & ANALYSIS

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term greater than twelve months, unless the underlying asset’s value is insignificant. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. Lessors will continue to classify leases as operating or finance, with lessor accounting remaining substantially unchanged from the preceding guidance under IAS 17, Leases.

The Company is currently executing its implementation plan and has completed the initial scoping phase to identify material lease contracts. The analysis of such contracts to quantify the transitional impact is ongoing. The most significant impact of IFRS 16 will be our initial recognition of the present value of future lease payments as right-of-use assets under property, plant and equipment and the corresponding recognition of a lease liability on the consolidated statement of financial position. All material, long-term property leases, which are currently treated as operating leases, are expected to be impacted by the new standard which will result in lower rent expense, higher depreciation expense and higher finance costs related to accretion and interest expense of the lease liability.

IFRS 16 will also impact the presentation of the consolidated statement of cash flows by decreasing operating cash flows and increasing financing cash flows. The standard will be effective for the Company for the fiscal year commencing August 1, 2019. The Company will be adopting the standard using the modified approach by recognizing the cumulative impact of initial adoption in opening retained earnings (i.e. the difference between the right-of-use asset and the lease liability). The Company will measure the right-of-use asset at an amount equal to the lease liability on the commencement date, apply a single discount rate to leases with similar remaining lease terms for similar classes of underlying assets and will not separate non-lease components from lease components for certain classes of underlying assets. Consistent with the guidance, the Company will not apply this standard to short-term leases and leases for which the underlying asset is of low value.

Related Party Transactions
Key Management Personnel Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling our operations, directly or indirectly. Our key management personnel are the members of the executive management team and Board of Directors, who collectively control approximately 6.15% of the outstanding common shares as at July 31, 2019 (July 31, 2018 – 8.77%) .

Compensation provided to key management for the fiscal years ended July 31, 2019 and 2018 was as follows:

For the fiscal year ended	July 31, 2019	July 31, 2018
Salary and/or consulting fees	$3,550	$1,969
Bonus compensation	481	275
Stock-based compensation	16,235	3,836
Total	$20,266	$6,080

Unless otherwise stated, the below granted stock options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years thereafter.

On July 26, 2019, the Company granted certain of its directors a total 250,000 stock options with an exercise price of $5.88.

On July 18, 2019, the Company granted certain of its executives a total 650,000 stock options with an exercise price of $6.54.

On March 20, 2019, the Company granted certain of its executives a total 325,000 stock options with an exercise price of $8.50.

On February 21, 2019, the Company granted the CEO 3,333,333 stock options with an exercise price of $7.46. Additional to the standard vesting terms as defined above, is an achievement condition in which vesting may only occur once a volume weighted average trading price of $10 or greater is achieved for a 20-day period prior to a vesting date. All unvested options will carry over and vest if the condition is met at a future vesting date.

On February 19, 2019, the Company granted certain of its executives a total 615,000 stock options with an exercise price of $7.13.

On December 17, 2018, the Company granted certain of its executives a total 74,000 stock options with an exercise price of $5.09. Of this, 54,000 stock options will fully vest at the 6-month anniversary of the grant date.

On September 17, 2018, the Company granted certain of its executives a total of 650,000 stock options with an exercise price of $7.93.

On July 11, 2018, the Company granted certain of its directors and officers a total of 4,325,000 stock options with an exercise price of $4.89. Within the grant there exist 350,000 stock option which fully vest on April 30, 2019.

On April 16, 2018, the Company granted certain executives of the Company a total of 845,000 stock options with an exercise price of $4.27.

On March 12, 2018, the Company granted certain executives of the Company a total of 325,000 stock options with an exercise price of $3.89.

36 MANAGEMENT’S DISCUSSION & ANALYSIS

On December 4, 2017, the Company granted certain directors and executives a total of 1,750,000 stock options with an exercise price of $2.69, half of which vested immediately and the balance over a three-year period with the exception of 75,000 stock options which vest in full by April 30, 2019.

On November 6, 2017, the Company granted certain of our executives a total of 125,000 stock options with an exercise price of $2.48.

On September 8, 2017, the Company granted certain of our executives a total of 650,000 stock options with an exercise price of $1.37.

The Company loaned $20,279 on September 7, 2018, to the related party BCI to be used in the purchase of a facility in Belleville, Ontario and was repaid in full during the third quarter of fiscal 2019.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management. The DCP and ICFR have been designed by management based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to provide reasonable assurance that the Company’s financial reporting is reliable and that its financial statements have been prepared in accordance with IFRS.

Regardless of how well the DCP and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company’s objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. An evaluation of the design of Disclosure Controls was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, the material changes to the control environment and the material weakness in our internal control over financial reporting as at July 31, 2019, are set forth below.

Business Acquisition

On May 24, 2019, the Company finalized the acquisition of Newstrike. Under NI 52-109, the Company is permitted to limit the scope of its design of DCP and ICFR for a business that was acquired not more than 365 days before the end of the financial period to which the certificate relates. Therefore, the Company will continue to assess the design of controls, evaluate the controls and work to implement the established control structure within the operations of Newstrike and certify such once in a position to do so.

The above acquisition contributed net revenue of $2,770 and a net loss of ($13,699) to the Company’s consolidated results for the fiscal year ended since the date of acquisition.

Material Changes to the Control Environment

During the period the Company continued to embark on a transformation project, enabled by a new end to end Enterprise Resource Planning (“ERP”) system. When completed, the project will provide an integrated system for inventory tracking and valuation from seed to sale. The project was launched in November 2017 to standardize and automate business processes and controls across the organization. As at July 31, 2019, the system’s Finance, Sales and Procurement processes were functional. It will continue to be rolled out for inventory tracking and processing throughout the fiscal year. The project is a major initiative that is utilizing third party consultants, and a solution designed specifically for the cannabis industry. The new ERP is intended to facilitate improved reporting and oversight and enhance internal controls over financial reporting.

Also, during the period were changes made to the Company’s inventory count process, procedures and estimate approach. Due to the significant increase in volume as the Company’s production levels rise, there were additional complexities added to this process. Additional resources were required to complete the inventory count including the reallocation of personnel from other departments and the use of third-party services. This inherently creates an increased risk environment in that less experienced personnel were involved in the process.

37 MANAGEMENT’S DISCUSSION & ANALYSIS

Identified Material Weaknesses and Remediation Plan

A material weakness in internal control over financial reporting is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis by the company's internal controls.

Management has performed a detailed risk assessment to identify key account and business processes and related controls, which was informed by process flow mapping with key control owners.

As of the fiscal year ended July 31, 2019, management has identified the following material weaknesses in the Company’s internal control over financial reporting and implemented the associated remediation activity as outlined below.

COMPLEX SPREADSHEET CONTROLS

Management concluded that the Company did not implement and maintain effective controls surrounding complex spreadsheets. Spreadsheets are inherently prone to error due to the manual nature and increased risk of human error. The Company’s controls related to complex spreadsheets did not address all identified material risks associated with manual data entry, documentation and review of assumptions, processes and estimate methodology, completeness of data entry, and the accuracy of formulas.

The Company has engaged a third party to aid in the identification, assessment and remediation over the design and implementation effectiveness of complex spreadsheet internal controls over financial reporting. The Company intends to move towards an ERP which possesses specific functionality to remove the manual nature and usage of complex spreadsheets in future periods.

IMPLEMENTATION OF AN ERP

The Company did not have effective information technology (IT) general controls over all operating systems, databases, and IT applications supporting financial reports. Accordingly, process-level automated controls and manual controls that were dependent upon the information derived from IT systems were also determined to be ineffective.

The Company has engaged a third party to aid in the identification, assessment and remediation over the design and implementation effectiveness of IT related internal controls over financial reporting. The Company intends to fully implement the ERP during fiscal 2020 and will only take reliance upon such controls once the appropriate level of testing is reached.

INVENTORY COUNT

The Company did not have effective controls around its year-end inventory count procedures, specifically with respect to its reconciliation of the ERP system, due to the details outlined in the previous change to control environment section.

To further strengthen controls surrounding inventory, management has initiated or enhanced the following procedures;

  Segregation of duties to initiate work, production orders and inventory adjustments will be strengthened;
  Work, production orders and inventory adjustments will be reviewed and approved by the relevant supervisor;
  Further enhancements to the ERP inventory processing, tracking and reporting functionality and supporting work procedures in order to ensure their sustainability;
  Additional training, guidance and communications to internal teams and third-party inventory count providers regarding inventory management, count and reconciliation procedures.

PROCUREMENT

The Company did not maintain effective controls over the purchasing of capital goods and services, including the authorization of purchases, processing and payment of vendor invoices, the classification of various expenses and capitalization of assets.

To strengthen the controls surrounding the procurement process, management has initiated or enhanced the following procedures;

  Enhancements to the ERP’s purchasing functionality; including segregation of duties to initiate and release purchase orders;
  Additional training, guidance and communications to internal teams regarding the Company’s procurement policies and required adherence to the Governance Authority Matrix.

FINANCIAL REPORTING

The Company did not maintain effective process level and management review controls over manual financial reporting processes and the application of IFRS and accounting measurements related to certain significant accounts and non-routine transactions.

To strengthen the controls surrounding the financial reporting process, management has initiated the following;

  Assessing the financial and accounting resources in order to identify the areas and functions that lack sufficient personnel and other resources.

38 MANAGEMENT’S DISCUSSION & ANALYSIS

  Hiring additional personnel, to be dedicated to the implementation, maintenance and monitoring of disclosure and financial controls, including our current efforts to recruit a Director of Finance; and,
  Engaging third-party advisors with appropriate expertise to assist in the application of complex accounting measurements and non-routine transactions.

Risk Factors

Our overall performance and results of operations are subject to various risks and uncertainties which could cause actual performance, results and achievements to differ materially from those expressed or implied by forward-looking statements and forward-looking information, including, without limitation, the following factors, some of which, as well as other factors, are discussed in our Annual Information Form dated October 28, 2019 available under our profile on www.sedar.com, which risk factors should be reviewed in detail by all readers:

  Our business operations are dependent on our licence under the Cannabis Regulations. The license must be renewed by Health Canada. Our current license expires on April 15, 2021. Failure to comply with the requirements of the license or any failure to renew the license would have a material adverse impact on our business, financial condition and operating results.

  Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of our products. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by governmental authorities.

  While to the knowledge of our management, the Company is currently in compliance with all laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis as well as including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment, changes to such laws, regulations and guidelines due to matters beyond our control may cause adverse effects to our operations.

  We operate in a dynamic, rapidly changing environment that involves risks and uncertainties, and as a result, management expectations may not be realized for a number of reasons.

  Reliance on management’s and key persons’ ability to execute on strategy. This exposes us to management’s ability to perform, as well as the risk of management leaving the Company.

  We face intense competition from licensed producers and other companies, some of which may have greater financial resources and more industry, manufacturing and marketing experience than we do.

  The number of licenses granted, and the number of licensed producers ultimately authorized by Health Canada could have an impact on our operations. We expect to face additional competition from new market entrants that are granted licences under the Cannabis Regulations or existing license holders which are not yet active in the industry.

  We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require it to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base.

  Given the nature of our business, we may from time to time be subject to claims or complaints from investors or others in the normal course of business which could adversely affect the public’s perception of the Company.

  We may become party to litigation from time to time in the ordinary course of business which could adversely affect our business.

  Failure to adhere to laws and regulations may result in possible sanctions including the revocation or imposition of conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction or of our key personnel; and the imposition of fines and censures.

  International operations will result in increased operational, regulatory and other risks.

  There may be a risk of corruption and fraud in the emerging markets in which the Company operates.

  The Company’s operations in emerging markets international markets may pose an increased inflation risk on the business.

  The development of our business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada.

  Our activities and resources are currently primarily focused on our facilities on the Gatineau, Belleville and Newstrike campuses, and we will continue to be focused on this facility for the foreseeable future. Adverse changes or developments affecting the Gatineau campus would have a material and adverse effect on our business, financial condition and prospects.

  We expect to derive a significant portion of our future revenues from the legalized adult-use cannabis industry and recently legalized edible cannabis 2.0 market in Canada, including through our agreements various provincial governing bodies do not contain purchase commitments or otherwise obligate the purchaser to buy a minimum or fixed volume of products from HEXO.

39 MANAGEMENT’S DISCUSSION & ANALYSIS

  We expect to derive a significant portion of our future revenues from the sale of future products of which are still being actively developed and put into production. Failure to adequately meet market demand for edible product in a timely fashion may adversely impact the Company’s profitability.

  We have incurred operating losses since commencing operations and may incur losses in the future and may not achieve profitability.

  Our growth strategy contemplates outfitting the Company’s multiple facilities with additional production resources. There is a risk that these additional resources will not be completed on time, on budget, or at all.

  A key aspect of our business is growing cannabis, and as such we are exposed to the risks inherent in any agriculture business, such as disease spread, hazards, pests and similar agricultural risks that may create crop failures and supply interruptions for our customers.

  Our cannabis growing operations consume considerable energy, making us vulnerable to rising energy costs. Volatility of energy costs and the loss of preferred rate status may adversely impact our business and our ability to operate profitably.

  We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity.

  As a manufacturer and distributor of products designed to be ingested or inhaled by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of our products involve the risk of injury or loss to consumers due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or other third parties.

  Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure.

  Our business is dependent on a number of key inputs and their related costs including raw materials and supplies related to our growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our business, financial condition and operating results.

  We must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical marijuana industry in Canada.

  Conflicts of interest may arise between the Company and its directors.

  We may not pay any dividends on our common shares in the foreseeable future.

  Our common shares are listed on the TSX and NYSE; however, there can be no assurance that an active and liquid market for the common shares will be maintained, and an investor may find it difficult to resell such shares.

  There is no assurance the Company will continue to meet the listing requirements of the TSX and the NYSE.

  The Company is subject to restrictions from the TSX and NYSE which may constrain the Company’s ability to expand its business internationally.

  The market price for our common shares may be volatile and subject to wide fluctuations in response to numerous factors, including governmental and regulatory regimes, community support for the cannabis industry, variations in our operating results, changes in our business prospects, as well as many other factors that are beyond our control.

  An investment in our securities is speculative and involves a high degree of risk and uncertainty.

  We may issue additional common shares in the future, which may dilute a shareholder’s holdings in the Company.

  The Company may not be successful in the integration of the acquired Company into our business.

  The Company may be unable to successfully achieve the objectives of our strategic alliances.

  The Company’s operations are subject to increased risk as a result of international expansion.

  We maintain various types of insurance such as, but not limited to, errors and omissions insurance; directors’ and officers’ insurance; property coverage; and general commercial insurance, recall insurance, cyber security insurance, warehouseman insurance and cargo insurance. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on us in terms of damages awarded and the impact on our reputation.

  Based upon the nature of the Company’s current business activities, the Company does not believe it is currently an “investment company” (“IC”) under the United States (“U. S.”) Investment Company Act of 1940. However, the tests for determining IC status are

40 MANAGEMENT’S DISCUSSION & ANALYSIS

  based upon the composition of the assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future assets. Accordingly, there can be no assurance that the Company will not become an IC in the future. A corporation generally will be considered an IC if; more than 40% of the value of its total assets excluding cash and U.S. government securities are comprised of investment securities, which generally include any securities of an entity the corporation does not control. If the Company were to become an IC, it would not be able to conduct public offerings of securities in the U.S.

  Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, in penalties or in restrictions on our manufacturing operations.

  In the fiscal year 2018, the Company initiated the implementation of new ERP systems. The implementation is expected to be completed in the fiscal year ended July 31, 2020. Upon full commencement of the implementation, the scoping, requirements definition, business process definition, design and testing of the integrated ERP system could result in problems which could, in turn, result in disruption, delays and errors to the operations and processes within the business and/or inaccurate information for management and financial reporting.

  We are exposed to the risk that our employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data.

  The Company is subject to continuous evolving corporate governance, internal controls and disclosure regulations that may increase the risk of non-compliance, which could adversely impact the Company, its market perception and valuation.

  With the recently acquired credit facility, which could include risks that the Company’s cash flows could be insufficient to satisfy required payments of principal and interest, exposure of the Company to the risk of increased interest rates as certain of the Company’s borrowings would likely be at variable rates of interest, and enforcement risk in the event of default.

  The credit facility contains covenants that will require the Company to maintain certain financial ratios. If the Company does not maintain such ratios, it could have consequences for the availability of credit under the credit facility or result in repayment requirements that the Company may not be able to satisfy.

41 MANAGEMENT’S DISCUSSION & ANALYSIS

NOTICE TO READER

The annual financial statements of HEXO CORP (the “Company”) for the years ended July 31, 2019 and 2018 (the “Annual Financial Statements”) are being refiled to include a reclassification between operating activities and financing activities within the Consolidated Statement of Cash Flows.

This correction to the Consolidated Statement of Cash Flows is the only change from the materials originally filed by the Company on October 28, 2019.

Consolidated Statements of Financial Position
(Audited, expressed in CAD $000’s)

As at	Note	July 31, 2019	July 31, 2018
			(Restated –
			see note 26)
Assets
Current assets
Cash and cash equivalents	4	$113,568	$99,042
Restricted cash	5	22,350	–
Short-term investments	4	25,937	145,747
Trade receivables	17	19,693	644
Commodity taxes recoverable and other receivables	6	15,247	4,237
Convertible debenture receivable	15	13,354	10,000
Prepaid expenses		10,762	4,204
Inventory	7	86,271	10,415
Biological assets	8	7,371	2,332
		$314,553	$276,621

Property, plant and equipment	9	$258,793	$54,333
Intangible assets and other longer term assets	10	127,282	4,044
Investment in associate and joint ventures	19	52,849	–
License and prepaid royalty – HIP	27	1,409	–
Long term investments	20	14,277	–
Goodwill	11	111,877	–
		$881,040	$334,998
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$45,581	$8,995
Excise taxes payable		3,494	–
Warrant liability	12, 13	493	3,130
Term loan – current	16	3,117	–
		$52,685	$12,125

Term loan	16	30,257	–
Deferred rent liability		946	–
Deferred tax liability	29	20,396	–
		$104,284	$12,125
Shareholders’ equity
Share capital	13	$799,706	$347,233
Share-based payment reserve	13	40,315	6,139
Warrants	13	60,433	12,635
Deficit		(124,698)	(43,134)
Non-controlling interest	28	1,000	–
		$776,756	$322,873
		$881,040	$334,998
Commitments and contingencies (Note 23)
Subsequent events (Note 33)

Approved by the Board

/s/ Jason Ewart, Director                                /s/ Michael Munzar, Director

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Loss and Comprehensive Loss
(Audited, expressed in CAD $000’s except share amounts)

For the fiscal years ended	Note	July 31, 2019	July 31, 2018
Gross revenue from sale of goods	31	$59,256	$4,934
Excise taxes		(11,914)	–
Net revenue from sale of goods		47,342	4,934
Ancillary revenue	25	199	–
Net revenue		47,541	4,934

Cost of goods sold	7, 18	26,197	2,093
Gross margin before fair value adjustments		21,344	2,841
Fair value loss adjustment on sale of inventory	7	16,357	2,289
Fair value gain adjustment on biological assets	8	(38,856)	(7,340)
Adjustment to net realizable value of inventory	7	–	1,491
Impairment loss on inventory	7	16,918	–
Gross margin		$26,925	$6,400
Operating Expenses
General and administrative		45,947	9,374
Marketing and promotion		31,191	8,335
Stock-based compensation	13, 18	28,008	4,997
Research and development		2,822	–
Depreciation of property, plant and equipment	9	1,747	896
Amortization of intangible assets	10	1,767	765
	18	$111,482	$24,367
Loss from operations		(84,557)	(17,966)

Revaluation of financial instruments loss	12	(3,730)	(5,091)
Share of loss from investment in associate and joint ventures	19	(2,964)	–
Loss on investment	30	–	(650)
Unrealized gain on convertible debenture receivable	15	1,737	–
Unrealized loss on investments	20	(315)	–
Realized loss on investments	20	(215)	–
Foreign exchange loss		(78)	(229)
Interest and financing expenses		(469)	(1,529)
Interest income	4	5,187	2,115
Net loss and comprehensive loss attributable to shareholders before tax recovery		$(85,404)	$(23,350)

Income tax recovery	29	3,840	–
Total net loss		$(81,564)	$(23,350)
Net loss per share, basic and diluted		$(0. 38)	$(0.17)
Weighted average number of outstanding shares
Basic and diluted	13	212,740,552	134,171,509

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity
(Audited, expressed in CAD $000’s except share amounts)

For the fiscal year ended	Note	Number common shares	Share capital	Share-based payment reserve	Warrants	Contributed surplus	Non- controlling Interest	Deficit	Shareholders’ equity
Balance, August 1, 2018		193,629,116	$347,233	$6,139	$12,635	$–	$–	$(43,134)	$322,873
Share issuance – January offering	13	8,855,000	57,558	–	–	–	–	–	57,558
Share issuance – Newstrike acquisition	11	35,394,041	322,439	–	–	–	–	–	322,439
Issuance fees	13	–	(3,827)	–	–	–	–	–	(3,827)
Replacement stock options	11	–	–	7,134	–	–	–	–	7,134
Replacement warrants	11	–	–	–	12,229	–	–	–	12,229
Issuance of warrants	19	–	–	–	42,386	–	–	–	42,386
Exercise of stock options	13	3,567,867	7,044	(2,751)	–	–	–	–	4,293
Exercise of warrants	12, 13	13,619,202	61,350	–	(5,204)	–	–	–	56,146
Exercise of Broker/Finder warrants	13	1,916,527	7,909	–	(1,613)	–	–	–	6,296
Stock-based compensation	13,18	–	–	29,793	–	–	–	–	29,793
Non-controlling interest	28	–	–	–	–	–	1,000	–	1,000
Total net loss		–	–	–	–	–	–	(81,564)	(81,564)
Balance at July 31, 2019		256,981,753	$799,706	$40,315	$60,433	$–	$1,000	$(124,698)	$776,756

Balance, August 1, 2017		76,192,990	$45,159	$1,562	$3,728	$1,775		$(19,785)	$32,439
Issuance of 7% unsecured convertible debentures	12	–	–	–	3,530	7,283		–	10,813
Issuance of units	13	37,375,000	139,029	–	10,471	–		–	149,500
Issuance costs	12	–	(5,870)	–	(768)	(506)		–	(7,144)
Issuance of Broker/Finder warrants	13	–	(1,472)	–	2,352	–		–	880
Conversion of 8% unsecured convertible debentures	12	15,853,887	23,462	–	–	(1,743)		–	21,719
Conversion of 7% unsecured convertible debentures	12	31,384,081	61,555	–	–	(6,809)		–	54,746
Exercise of stock options	13	907,273	1,009	(419)	–	–		–	590
Exercise of warrants	12, 13	27,897,087	75,254	–	(5,029)	–		–	70,225
Exercise of Broker/Finder warrants	13	4,018,798	9,106	–	(1,647)	–		–	7,458
Stock-based compensation	13	–	–	4,997	–	–		–	4,997
Net loss		–	–	–	–	–		(23,350)	(23,350)
Balance at July 31, 2018		193,629,116	$347,233	$6,139	$12,635	$–		$43,134)	$322,873

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
(Audited, expressed in CAD $000’s)

For the fiscal years ended	Note	July 31, 2019	July 31, 2018
			(Restated –
			see note 26)
Operating activities
Total net loss		$(81,564)	$(23,350)
Items not affecting cash
Income tax recovery	29	(3,840)	–
Depreciation of property, plant and equipment	9	1,747	896
Amortization of intangible assets	10	1,767	765
Unrealized revaluation gain on convertible debenture	15	(1,737)	–
Unrealized revaluation gain on biological assets	8	(38,856)	(7,340)
Unrealized fair value adjustment on investments	20	315	–
Amortization of deferred financing costs	16	596	–
Accrued interest income	15	(397)	–
License depreciation and prepaid royalty expenses – HIP	27	117	–
Impairment loss on inventory	7	16,918	–
Share of loss on investment in joint venture	19	2,964	–
Non-cash interest expense	11	–	312
Fair value adjustment on inventory sold	7	16,357	2,289
Stock-based compensation	13,18	28,008	4,997
Stock-based compensation expensed through cost of sales	7	936	–
Accretion of convertible debt	12	–	1,368
Revaluation of financial instruments loss	12	3,730	5,091
Changes in non-cash operating working capital items
Trade receivables	17	(17,845)	(292)
Commodity taxes recoverable		(6,425)	(3,742)
Prepaid expenses		(4,927)	(4,003)
Inventory	7	(90,748)	(2,503)
Biological assets	8	37,108	–
Accounts payable and accrued liabilities		6,630	3,399
Interest payable	12	–	(72)
Excise taxes payable		3,494	–
Deferred rent liability		946	–
Cash and cash equivalents used in operating activities		(124,706)	(22,185)
Financing activities
Share issuance – January offering	13	57,558	–
Issuance fees	13	(3,827)	(10,306)
Issuance of units	12	–	149,500
Issuance of secured convertible debentures	12	–	69,000
Exercise of stock options	13	4,293	590
Exercise of warrants	13	56,075	74,366
Proceeds from term loan, net of financing costs	16	32,778	–
Cash provided by financing activities		146,877	283,150
Investing activities
Disposal/(Acquisition) of short-term investments	4	119,810	(142,874)
Restricted cash	5	(22,350)	–
Acquisition of property, plant and equipment	9	(138,034)	(45,722)
Purchase of intangible assets	10	(3,010)	(1,780)
Investment in associate and joint ventures	19	(13,427)	–

Net cash acquired on business acquisition	11	49,366	–
Acquired convertible debenture	15	–	(10,000)
Cash used in investing activities		(7,645)	(200,376)
Increase in cash and cash equivalents		14,526	60,589
Cash and cash equivalents, beginning of year		99,042	38,453
Cash and cash equivalents, end of year		$113,568	$99,042

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
For the fiscal years ended July 31, 2019 and 2018
(Audited, expressed in CAD and in $000’s except share amounts or where otherwise stated)

1. Description of Business

HEXO Corp. (formerly The Hydropothecary Corporation) (the “Company”), is a publicly traded corporation, incorporated in Canada. HEXO is a producer of cannabis and its sites are licensed by Health Canada for production and sale. Its head office is located at 240-490 Boulevard Saint-Joseph, Gatineau, Quebec, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), both under the trading symbol “HEXO”.

Shareholder approval of the Company’s name change to HEXO Corp. formerly The Hydropothecary Corporation occurred August 28, 2018.

2. Basis of Presentation

Statement of Compliance

The consolidated financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

These consolidated financial statements were approved and authorized for issue by the Board of Directors on October 23, 2019.

Basis of Measurement and Consolidation

The consolidated financial statements have been prepared on an historical cost basis except for cash and cash equivalents, restricted cash, short term investments, biological assets, convertible debentures receivable, long term investments, and the warrant liability, which are measured at fair value on a recurring basis and include the accounts of the Company and entities controlled by the Company and its subsidiaries.

Historical cost is the fair value of the consideration given in exchange for goods and services based upon the fair value at the time of the transaction of the consideration provided.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, Share-based payment and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2, Inventories.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows: Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date; Level 2 - inputs are inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and Level 3 - inputs are unobservable inputs for the asset or liability.

(a) INVESTMENT IN ASSOCIATES AND JOINT VENTURES

When determining the appropriate basis of accounting for the Company’s interests in affiliates, the Company makes judgments about the degree of influence that it exerts directly or through an arrangement over the investees’ relevant activities.

Judgment was used to determine whether the joint venture arrangements described in Note 19 should be accounted for as a joint operation or a joint venture. Given the Company has rights to the net assets of the separate legal entities, the Company has concluded they will be accounted for as joint ventures. The Company will recognize the initial investment at cost and the carrying amount is increased or decreased to recognize the Company’s share of the profit or loss of the venture after the date of acquisition.

(b) FUNCTIONAL AND PRESENTATION CURRENCY

These consolidated financial statements are presented in Canadian dollars, the functional currency of the Company and its subsidiaries.

(c) BASIS OF CONSOLIDATION

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

MAJOR SUBSIDIARIES	JURISDICTION	INTEREST HELD
HEXO Operations Inc.[1]	Ontario, Canada	100%
Newstrike Brands Ltd.[2]	Ontario, Canada	100%
HEXO USA Inc.	Deleware, USA	100%
Keystone Isolation Technologies Inc. (“KIT’’)	Ontario, Canada	60%

1 Holds 100% interest in 8980268 Canada Inc., a company for which it holds a right to acquire the outstanding shares at any time for a nominal amount.

2 Holds one wholly-owned subsidiary 1977121 Ontario Inc., which wholly-owns the subsidiary Up Cannabis Inc. and holds a 60% interest in the joint venture Neal Up Brands Inc.

3. Significant Accounting Policies, Accounting Standards and Interpretations

FOREIGN CURRENCY TRANSLATION

Foreign currency transactions are translated into Canadian dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the consolidated statement of financial position date are translated to Canadian dollars at the foreign exchange rate applicable at that date. Realized and unrealized exchange gains and losses are recognized through profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of cash and highly liquid investments that are readily convertibles into known amounts of cash with original maturities of three months or less.

SHORT TERM INVESTMENTS

Short term investments are comprised of liquid investments with maturities between 3 and 12 months. Short term investments are recognized initially at fair value and subsequently adjusted to fair value through profit or loss.

BIOLOGICAL ASSETS

The Company measures biological assets consisting of cannabis plants using the income approach at fair value less costs to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest including labour related costs, grow consumables, materials, utilities, facilities costs, depreciation, overhead, stock-based compensation of applicable employees, quality and testing costs. The identified capitalized direct and indirect costs of biological assets are subsequently recorded within the line item ‘costs of goods sold’ on the statement of loss and comprehensive loss in the period that the related product is sold. Seeds are measured at fair value. Unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the results of operations and presented on a separate line of statement of comprehensive loss of the related period.

INVENTORY

Inventory is valued at the lower of cost and net realizable value. Cost is determined using the weighted average method. Inventories of harvested cannabis are transferred from biological assets at their fair value at harvest, which becomes the initial deemed cost of the inventory. Any subsequent post-harvest costs are capitalized to inventory to the extent that cost is less than net realizable value. Subsequent costs include materials, overhead, amortization, stock-based compensation of applicable employees and labour involved in packaging and quality assurance. The identified capitalized direct and indirect costs related to inventory are subsequently recorded within ‘cost of goods sold’ on the statement of loss and comprehensive loss at the time the product is sold, with the exclusion of realized fair value amounts included in inventory sold which are recorded as a separate line within gross margin. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Packaging and supplies are initially valued at cost and subsequently at the lower of cost and net realizable value.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is measured at cost less accumulated amortization and impairment losses. Amortization is provided using the following terms and method:

Land	Not amortized	No term
Buildings	Straight line	5 to 20 years
Leasehold improvements	Straight line	lease term
Furniture and equipment	Straight line	5 years
Cultivation and production equipment	Straight line	5 to 20 years
Vehicles	Straight line	5 years
Computers	Straight line	3 years
Construction in progress	Not amortized	No term

An asset’s residual value, useful life and amortization method are reviewed at each financial year and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in profit or loss.

Construction in progress is transferred to property, plant and equipment when the assets are available for use and amortization of the assets commences at that point.

FINITE LIFE INTANGIBLE ASSETS

Finite life intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the following terms:

Domain names	Straight line	10 years
Health Canada licenses	Straight line	20 years
Software	Straight line	3 to 5 years
Patents	Straight line	20 years

The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

INDEFINITE INTANGIBLE ASSETS

Indefinite intangible assets are deemed to have no foreseeable limit over which the asset is expected to generate net cash inflows. Following initial recognition, intangible assets with indefinite useful lives are carried at cost less any accumulated impairment losses and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The Company intends to utilize the brand indefinitely.

Brand	Not amortized	Indefinite

INVESTMENT IN ASSOCIATE

Associates are entities over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence represents the power to participate in the financial and operating policy decisions of the investee but does not represent the right to exercise control or joint control over those policies.

A joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic, financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost inclusive of transaction costs.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets, including property, plant and equipment, goodwill and intangible assets are reviewed for impairment at the end of each financial reporting period or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU"). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs of disposal, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

The Company assesses impairment of property, plant and equipment when an impairment indicator arises. When the asset does not generate cash inflows that are largely independent of those from other assets or group of assets, the asset is tested at the CGU level. In assessing an impairment, the Company compares the carrying amount of the asset or CGU to the recoverable amount, which is determined as the higher of the asset or CGU’s fair value less costs of disposal and its value-in-use. Value-in-use is assessed based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects applicable market and economic conditions, the time value of money and the risks specific to the asset.

Goodwill and indefinite life intangible assets are tested annually and the end of the fiscal year for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Goodwill is allocated to CGUs or groups of CGU’s for impairment testing based on the level at which it is monitored by management, and not at a level higher than an operating segment. Operating segments are components of the Company that engage in business activities which generate revenues and incur expenses. Goodwill is allocated to those CGUs or groups of CGUs expected to benefit from the business combination from which the goodwill arose, which requires the use of judgment. The Company has determined that goodwill and indefinite life intangibles are tested at the adult-use cannabis level representing the primary operations of the Company as described in note 1.

An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount. The recoverable amounts of the CGU’s assets have been determined based on its fair value less costs of disposal. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying value of assets in the CGU. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior period. Impairment losses on goodwill are not subsequently reversed.

Impairment losses are recognized whenever the carrying amount of the asset or CGU exceeds its recoverable amount and is recorded in the consolidated statements of comprehensive (loss) income.

The Company estimated the recoverable amounts of goodwill and indefinite life intangible assets by estimating the higher of their fair value less costs of disposal and value in use, which are level 3 measurements within the fair value hierarchy. The key assumption that drove management’s determination of the recoverable amounts of the CGU’s were capacity multiples of comparable industry peers.

GOODWILL

Goodwill represents the excess of the purchase price paid for the acquisition of the Company’s subsidiary Newstrike over the fair value of the net tangible and intangible assets acquired. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually, and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit.

LEASED ASSETS

Leases are classified as an operating lease whenever the terms of the lease do not transfer substantially all of the risks and rewards of ownership to the lessee. Lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which the economic benefits are consumed.

BUSINESS ACQUISITION

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair value. Goodwill represents the difference between total consideration paid and the fair value of the net-identifiable assets acquired. Acquisition costs incurred are expensed to profit or loss. Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 Financial Instruments with the corresponding gain or loss recognized in profit or loss.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to change. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

REVENUE RECOGNITION

The Company has effectively applied the new IFRS 15 standard to the current fiscal year and retrospectively, see ‘New IFRS Effective August 1, 2018.’

COST OF GOODS SOLD

Cost of goods sold includes cost of inventory expensed, packaging costs, shipping costs and related labour.

RESEARCH AND DEVELOPMENT

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized in profit and loss as incurred.

INCOME TAXES

The Company uses the liability method to account for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities for accounting purposes, and the irrespective tax bases. Deferred income tax assets and liabilities are measured using tax rates that have been enacted or substantively enacted applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in statutory tax rates is recognized in profit or loss in the year of change. Deferred income tax assets are recorded when their recoverability is considered probable and are reviewed at the end of each reporting period.

SHARE-BASED COMPENSATION

The Company has an employee stock option plan. The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Forfeitures are adjusted for on an actual basis. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative expense reflects the revised estimate. For stock options granted to non-employees the compensation expense is measured at the fair value of goods and services received except where the fair value cannot be estimated in which case it is measured at the fair value of the equity instruments granted. Consideration paid by employees or non-employees on the exercise of stock options is recorded as share capital and the related share-based compensation is transferred from share-based payment reserve to share capital.

NON-CONTROLLING INTEREST

Non-controlling interest (“NCI”) is recognized at the NCI’s proportionate share of the net assets.

LOSS PER SHARE

Loss per common share represents loss for the period attributable to common shareholders divided by the weighted average number of common shares outstanding during the year. Diluted loss per common share is calculated by dividing the applicable loss for the year by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year. The calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

BORROWING COSTS

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in profit or loss in the period which they are incurred.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provision of the respective instrument.

Fair value estimates are made at the consolidated statement of financial position date based upon the relevant market conditions and information about the financial instrument. The Company has made the following classifications:

IFRS 9 Classification
Financial assets
Cash and cash equivalents	FVTPL
Restricted cash	FVTPL
Short-term investments	FVTPL
Trade receivables	Amortized cost
Convertible debenture receivable	FVTPL
Long term investment	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	Amortized cost
Warrant liability	FVTPL
Deferred rent liability	Amortized cost
Term loan	Amortized cost

Fair Value Through Profit or Loss (“FVTPL”) Financial Assets

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not solely payments of principal and interest (“SPPI”) or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

Amortized Cost Financial Assets

Financial assets at amortized cost are non-derivative financial assets which are held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. A financial asset is initially measured at fair value, including transaction costs and subsequently at amortized cost.

Impairment of Financial Assets

Financial assets, other than those classified at fair value through profit and loss, are assessed for indicators of impairment at the end of the reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

Financial Liabilities and Other Financial Liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. Financial liabilities at FVTPL are stated at fair value, with changes being recognized through the consolidated statements of income. Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method.

Embedded Derivatives

Derivatives are initially measured at fair value in conjunction with the host contract; no bifurcation is performed, and any directly attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, the entire instrument, including the embedded derivative is measured at fair value and changes therein are recognised in profit or loss. The Company has a convertible loan receivable whereby the balance can be converted into equity. See Note 15 for transaction and valuation details.

Compound Instruments

The component parts of compound instruments (convertible debentures) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest rate method until extinguished upon conversion or at the instrument’s maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible debentures are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the term of the convertible debentures using the effective interest method.

For compound instruments with non-equity derivatives, the fair value of the embedded derivative is determined first based on the contractual terms, and the initial carrying amount of the host instrument is the residual amount after separating the embedded derivative.

Transaction Costs

Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Valuation of Biological Assets and Inventory

In calculating the value of the biological assets and inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis, harvesting costs, selling costs, sales price and expected yields for the cannabis plant. In calculating final inventory values, management is required to determine an estimate of spoiled or expired inventory and compares the inventory cost versus net realizable value.

Estimated Useful Lives, Amortization and Impairment of Property, Plant and Equipment and Intangible Assets

Amortization of property, plant and equipment and intangible assets are dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets. The impairment is amount by which the carrying amount of the asset or CGU exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and its value in use. Management exercises judgement in the determination of the Company’s CGUs. Share-Based Compensation

In calculating the share-based compensation expense, key estimates such as the value of the common share, the rate of forfeiture of options granted, the expected life of the option, the volatility of the Company’s stock price and the risk-free interest rate are used. Warrants

In calculating the value of the warrants, key estimates such as the value of the common share, the expected life of the warrant, the volatility of the Company’s stock price and the risk free interest rate are used.

All broker/compensation warrants were measured at the fair value of the equity instruments granted, as the fair value of the related services cannot be reliably measured.

Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive as a result of a previous event, if it is probable that the Company will be required to settle the obligation and a reliable estimate can be made of the obligation. The amount recognized is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligations. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate of the expected future cash flows.

Allocation of Purchase Price

In determining the allocation of the purchase price, estimates are used based on market research and appraisal values.

Joint Ventures and Investments in Associates

Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Investments in associates are arrangements whereby the Company exercises significant influence. Judgement is required in the assessment of these arrangements and has been determined as follows:

Entity	Assessment	Classification
(as defined in Note 19)

Truss	Management has determined joint control is not present due to the inability to direct the day to day operations of the entity.	Investment in associate
Belleville Complex Inc.	Management has determined joint control is present based upon the board composition, decision making and the ability to direct the day to day operations of the entity.	Joint venture
HEXO MED	Management has determined joint control is present based upon the board composition, decision making and the ability to direct the day to day operations of the entity.	Joint venture

Business Acquisitions

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates relate to private investments and intangible assets acquired. Management exercises judgment in estimating the probability and timing of when cash flows are expected to be achieved, which is used as the basis for estimating fair value.

Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Acquisitions that do not meet the definition of a business combination are accounted for as asset acquisitions. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Asset acquisitions do not give rise to goodwill.

Estimation on Revenue Recognition

The Company’s revenue streams include variable consideration as a result of return provisions and price concessions which require estimation based on historical results and forward looking expectations.

Expected Credit Losses (“ECL”) on Trade Accounts Receivable

The Company applies the simplified approach, as defined in IFRS, to measure expected credit losses, which requires the use of the lifetime expected credit loss provision for all trade receivables. To measure lifetime expected credit losses, trade receivables are first classified into groups with shared credit characteristics and the age of days past due, followed by an assessment of the Company’s historical experience of bad debts including the customers’ ability to pay and the impact of any relevant economic conditions which are expected during the life of the balance. The loss allowance is determined according to a provision matrix incorporating historical experiences adjusted for current and future conditions expected for the life of the balance.

Convertible debentures

The fair value of the convertible debentures is determined using the public market price. As the convertible debentures are classified as FVTPL, the subsequent interest as well as change in the fair value will flow through the consolidated statements of comprehensive income.

Deferred taxes

Significant estimates are required in determining the Company’s income tax provision. Some estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favorable or unfavorable effects on the Company’s future effective tax rate. These include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, results of tax audits by tax authorities, changes in estimates of prior years’ items and changes in overall levels of pre-tax earnings.

Going Concern

Management has applied significant judgment in the assessment of the Company's ability to continue as a going concern when preparing its consolidated financial statements for the years ended July 31, 2019 and 2018. Management prepares the consolidated financial statements on a going concern basis unless management either intends to liquidate the entity or to cease trading or has no realistic alternative but to do so. The Company has considered the private placement subsequent to July 31, 2019 as disclosed in Note 33 in making this assessment.

New IFRS Effective August 1, 2018
IFRS 15, REVENUE FROM CONTRACTS WITH CUSTOMERS

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. On April 12, 2016, the IASB published final clarifications to IFRS 15 with respect to identifying performance obligations, principal versus agent considerations, and licensing.

The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative period or transitional adjustments required as a result of the adoption. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

1.	Identifying the contract with a customer;

2.	Identifying the performance obligation(s) in the contract;

3.	Determining the transaction price;

4.	Allocating the transaction price to the performance obligation(s) in the contract; and

5.	Recognizing revenue when or as the Company satisfies the performance obligation(s).

Revenue from the direct sale of cannabis to customers for a fixed price is recognized when the Company transfers the control of the good(s) to the customer upon delivery and acceptance by the customer, the timing of which is consistent with the Company’s previous revenue recognition policy under IAS 18. The Company recognizes revenue in an amount that reflects the consideration which the Company expects to receive taking into account the impact which may arise from any rights of return on sales, price concessions or similar obligations. Net revenue is presented net of taxes, estimated returns, allowances and discounts.

Effective October 17, 2018, Canada Revenue Agency (“CRA”) began levying an excise taxes on the sale of medical and adult-us cannabis products. The Company becomes liable for these excise duties when cannabis products are delivered to the customer. The excise taxes payable is the higher of (i) a flat-rate duty which is imposed when a cannabis product is packaged, and (ii) an advalorem duty that is imposed when a cannabis product is delivered to the customer.

Effective May 1, 2019, excise tax calculated on edible cannabis products, cannabis extracts and cannabis topicals will prospectively be calculated as a flat rate based on the quantity of total tetrahydrocannabinol (THC) contained in the final product. There were no changes in the legislation in calculating excise taxes for fresh cannabis, dried cannabis, seeds and plants. Net revenue from sale of goods, as presented on the consolidated statements of comprehensive (loss) income, represents revenue from the sale of goods less applicable excise taxes. Given that the excise tax payable/paid to CRA cannot be reclaimed and is not always billed to customers, the Company recognizes that the excise tax is an operating cost that affects gross margin to the extent that it is not recovered from its customers.

IFRS 9, FINANCIAL INSTRUMENTS

The Company adopted IFRS 9 retroactively and determined that there is no change to the comparative period or transitional adjustments required as a result of the adoption.

IFRS 9 was issued by the International Accounting Standards Board ("IASB") in November 2009 and October 2010 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets under IFRS 9 are initially measured at fair value and are subsequently measured at either amortized cost; fair value through other comprehensive income (“FVTOCI”) or; fair value through profit or loss (“FVTPL”).

Amortized Cost

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method.

FVTOCI

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI.

This classification includes certain equity instruments where IFRS 9 allows an entity to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at FVTPL to present subsequent changes in FVTOCI.

FVTPL

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

The following table summarizes the Company’s financial instruments under IAS 39 and IFRS 9:

	IAS 39 Classification	IFRS 9 Classification
Financial assets
Cash and cash equivalents	FVTPL	FVTPL
Restricted cash	FVTPL	FVTPL
Short-term investments	FVTPL	FVTPL
Trade receivables	Loans and receivables	Amortized cost
Convertible debenture receivable	FVTPL	FVTPL
Long term investment	N/A	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Warrant liability	FVTPL	FVTPL
Deferred rent liability	N/A	Amortized cost
Term loan	N/A	Amortized cost

The adoption of IFRS 9 did not have a quantitative impact and did not have a material impact to the Company’s classification and measurement of financial assets and liabilities.

IFRS 9 uses an expected credit loss impairment model as opposed to an incurred credit loss model under IAS 39. The impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For trade receivables, the Company has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and other factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the statements of loss and comprehensive loss. At the point when the Company is satisfied that no recovery of the amount owing is possible, the amount is considered not recoverable and the financial asset is written off. Evidence of impairment may include indications that a debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Trade receivables are reviewed qualitatively on a case-by-case basis to determine whether they need to be written off. The adoption of the new expected credit loss impairment model had a negligible impact on the carrying amounts of financial assets at amortized cost.

Classification and Measurement of Financial Liabilities

Accounting for financial liabilities remains largely the same under IFRS 9 and subsequently the Company’s liabilities were not significantly impacted by the adoption.

Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Company designates a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated at FVTPL, which are carried subsequently at fair value with gains or losses recognised in profit or loss (other than derivative financial instruments that are designated and effective as hedging instruments).

New and Revised IFRS in Issue but Not Yet Effective

IFRS 16, LEASES

In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term greater than twelve months, unless the underlying asset’s value is insignificant. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. Lessors will continue to classify leases as operating or finance, with lessor accounting remaining substantially unchanged from the preceding guidance under IAS 17, Leases.

The Company is currently executing its implementation plan and has completed the initial scoping phase to identify material lease contracts. The analysis of such contracts to quantify the transitional impact is ongoing. The most significant impact of IFRS 16 will be our initial recognition of the present value of future lease payments as right-of-use assets under property, plant and equipment and the corresponding recognition of a lease liability on the consolidated statement of financial position. All material, long-term property leases, which are currently treated as operating leases, are expected to be impacted by the new standard which will result in lower rent expense, higher depreciation expense and higher finance costs related to accretion and interest expense of the lease liability.

IFRS 16 will also impact the presentation of the consolidated statement of cash flows by decreasing operating cash flows and increasing financing cash flows. The standard will be effective for the Company for the fiscal year commencing August 1, 2019. The Company will be adopting the standard using the modified approach by recognizing the cumulative impact of initial adoption in opening retained earnings (i.e. the difference between the right-of-use asset and the lease liability). The Company will measure the right-of-use asset at an amount equal to the lease liability on the commencement date, apply a single discount rate to leases with similar remaining lease terms for similar classes of underlying assets and will not separate non-lease components from lease components for certain classes of underlying assets. Consistent with the guidance, the Company will not apply this standard to short-term leases and leases for which the underlying asset is of low value.

4. Cash, Cash Equivalents and Short-Term Investments

Cash and cash equivalents are highly liquid investments with a maturity of 3 months or less. Short term investments are comprised of liquid investments with maturities of less than 12 months. Short term investments are recognized initially at fair value and subsequently adjusted to fair value through profit or loss. The comparative period of July 31, 2018 has been restated – see note 26.

			July 31, 2019	July 31, 2018
			Total	Total
	Interest rate			(Restated–
				see note 26)
Operating cash	–		$5,993	$66,438
High interest savings accounts	1.45%–2.10%		107,575	32,604
Total cash and cash equivalents			$113,568	$99,042

Term deposits & GIC	2.85%–4.25%	maturity of 3 to 12 months	$25,937	$145,747
Total short-term investments			$25,937	$145,747

Interest income earned in the period amounted to $5,187 (July 31, 2018 - $2,115).

5. Restricted Cash

As at July 31, 2019, the Company had $22,350 of restricted funds. Of this, $3,433 is currently in escrow to facilitate the purchase of supply agreements with vendors. The amount of $433 shall be drawn down on a pro-rata basis based upon the delivery of goods to the Company. The remaining balance of $3,000 may be contributed to or drawn upon, in order to retain 15% of the future expected purchases.

A balance of $3,141 has been restricted to secure the implementation of greenhouse infrastructure with a vendor (Note 23). Additionally, the Company had a capital contribution of $4,076 held in trust as at July 31, 2019.

The remaining balance of $9,200 has been restricted due to a minimum balance to be held in a debt service reserve account as required under the Company’s term loan agreement (Note 23). A balance of $2,500 is held in trust related the Company’s joint venture Neal Brothers Inc (Note 28).

6. Commodity Taxes Recoverable and Other Receivables

	July 31, 2019	July 31, 2018
Commodity taxes recoverable	$14,415	$4,237
Accrued interest income	570	–
Other receivables (Note 20)	262	–
	$15,247	$4,237

7. Inventory

			July 31, 2019
	Capitalized	Biological asset fair
	cost	value adjustment	Total
Dried cannabis	$28,996	$21,766	$50,762
Oils	17,377	5,366	22,743
Hemp derived distillate	1,523	–	1,523
Purchased dried cannabis	8,087	–	8,087
Packaging and supplies	3,156	–	3,156
	$59,139	$27,132	$86,271

The inventory expensed to cost of goods sold in the year ended July 31, 2019, was $18,565 (July 31, 2018 – $965). Total stock-based compensation expensed to costs of sales in the period as $936. The fair value adjustment on the sale of inventory during the period was $16,357 (July 31, 2018 – $2,289). The Company recorded an impairment loss on inventory of $16,918, realized on cannabis purchased in which the cost exceeds its net realizable value.

During the year ended July 31, 2018, the Company recorded an adjustment to the net realizable value of inventories of $1,491. This was due to the decrease in the estimated market selling price input of the inventory valuation which was caused by the onset of the adult-use market and is reflective of competitive market prices.

			July 31, 2018
	Capitalized	Biological asset fair
	Cost	value adjustment	Total
Dried cannabis	$2,115	$4,440	$6,555
Oils	2,281	882	3,163
Packaging and supplies	697	–	697
	$5,093	$5,322	$10,415

8. Biological Assets

The Company’s biological assets consist of cannabis plants from seeds all the way through to mature plants. The changes in the carrying value of biological assets are as follows:

	July 31, 2019	July 31, 2018
Carrying amount, beginning of period	$2,332	$1,504
Acquired through acquisition[1]	3,291	–
Production costs capitalized	19,215	993
Net increase in fair value due to biological transformation less cost to sell	38,856	7,340
Transferred to inventory upon harvest	(56,323)	(7,505)
Carrying amount, end of period	$7,371	$2,332

1 Acquired through the Newstrike acquisition on May 24, 2019 (see Note 11)

As at July 31, 2019, the fair value of biological assets included $2 in seeds and $7,369 in cannabis plants ($6 in seeds and $2,326 in cannabis plants as at July 31, 2018). The significant estimates used in determining the fair value of cannabis plants are as follows:

•	yield by plant;
•

stage of growth estimated as the percentage of costs incurred as a percentage of total cost as applied to the estimated total fair value per gram (less fulfilment costs) to arrive at an in-process fair value for estimated biological assets, which have not yet been harvested;

•	percentage of costs incurred for each stage of plant growth.
•	fair value selling price per gram less cost to complete and cost to sell.
•	destruction/wastage of plants during the harvesting and processing process.

All biological assets are classified as current assets in the statement of financial position and are considered Level 3 fair value estimates. As at July 31, 2019, it is expected that the Company’s biological assets will yield approximately 17,571 kilograms of cannabis (July 31, 2018 – 4,374 kilograms of cannabis). The Company’s estimates are, by their nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the fair values of biological assets.

The valuation of biological assets is based on an income approach in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in process biological assets, the fair value at point of harvest is adjusted based on the stage of growth at period end. Stage of growth is determined by reference to the cost incurred as a percentage of total cost as applied to estimated total fair value per gram (less fulfilment costs) to arrive at an in-process fair value for estimated biological assets, which have not yet been harvested.

Management’s identified significant unobservable inputs, their range of values and sensitivity analysis are presented in the tables below.

The following table summarizes the unobservable inputs for the period ended July 31, 2019:

Unobservable inputs	Input values	Sensitivity analysis

Average selling price		An increase or decrease of 5% applied to the average
Obtained through actual retail prices on a per	$4.23 – $5.01 per dried gram.	selling price would result in a change of approximately $480
strain basis.		to the valuation.

Yield per plant		An increase or decrease of 5% applied to the average yield
Obtained through historical harvest cycle results	15 – 123 grams per plant.	per plant would result in a change up to approximately $344
on a per strain basis.		in valuation.

Stage of growth		An increase or decrease of 5% applied to the average stage
Obtained through the estimates of stage of	Average of 29% completion.	of growth per plant would result in a change of
completion within the harvest cycle.		approximately $1,148 in valuation.

Wastage		An increase or decrease of 5% applied to the wastage
Obtained through the estimates of wastage	0%–30% dependent upon the	expectation would result in a change of approximately $302
within the cultivation and production cycle.	stage within the harvest cycle.	in valuation.

The following table summarizes the unobservable inputs for the period ended July 31, 2018:

Unobservable inputs	Input values	Sensitivity analysis

Average selling price		An increase or decrease of 5% applied to the average
Obtained through actual retail prices on a per	$4.66 per dried gram.	selling price would result in a change of approximately $329
strain basis.		to the valuation.

Yield per plant
Obtained through historical harvest cycle results	50–235 grams per plant.	An increase of decrease of 5% applied to the average yield
on a per strain basis.		per plant would not result in a material change in valuation.

Stage of growth
Obtained through the estimates of stage of	Average of 32% completion.	An increase or decrease of 5% applied to the average stage
completion within the harvest cycle.		of growth per plant would result in a change of
approximately $320 in valuation.

Wastage
Obtained through the estimates of wastage	0%–30% dependent upon the	An increase of decrease of 5% applied to the average yield
within the cultivation and production cycle.	stage within the harvest cycle.	per plant would not result in a material change in valuation.

9. Property, Plant and Equipment

	Balance at	Additions from			Balance at
		business
Cost	July 31, 2018	acquisitions	Additions	Adjustments	July 31, 2019
Land	$1,038	$4,301	$–	$–	$5,339
Buildings	32,536	18,855	11,365	88,078	150,834
Leasehold Improvements	206	–	421	–	627
Furniture and equipment	1,661	119	4,576	–	6,356
Cultivation and production equipment	4,031	9,913	28,085	–	42,029
Vehicles	151	–	880	–	1,031
Computers	659	529	1,793	–	2,981
Construction in progress	15,433	12,286	117,909	(88,078)	57,550
	$55,715	$46,003	$165,029	$–	$266,747

	Balance at	Additions from			Balance at
		business
Accumulated depreciation	July 31, 2018	acquisitions	Depreciation	Adjustments	July 31, 2019
Land	$–	$–	$–	$–	$–
Buildings	533	–	3,859	–	4,392
Leasehold Improvements	9	–	121	–	130
Furniture and equipment	527	–	585	(650)	462
Cultivation and production equipment	69	–	1,497	650	2,216
Vehicles	56	–	77	–	133
Computers	188	–	433	–	621
	$1,382	$–	$6,572	$–	$7,954

	Balance at	Additions from			Balance at
		business	Net Additions /
Net Carrying Value	July 31, 2018	acquisitions	(Deductions)	Adjustments	July 31, 2019
Land	$1,038	$4,301	$–	$–	$5,339
Buildings	32,003	18,855	7,506	88,078	146,442
Leasehold Improvements	197	–	300	–	497
Furniture and equipment	1,134	119	3,991	650	5,894
Cultivation and production equipment	3,962	9,913	26,588	(650)	39,813
Vehicles	95	–	803	–	898
Computers	471	529	1,360	–	2,360
Construction in progress	15,433	12,286	117,909	(88,078)	57,550
	$54,333	$46,003	$158,457	$–	$258,793

As at July 31, 2019, there was $21,265 (July 31, 2018 – $3,920) of property, plant and equipment in accounts payable and accrued liabilities. During the year ended July 31, 2019, the Company capitalized $4,825 of depreciation to inventory and capitalized borrowing costs to buildings in the amount of $511 (July 31, 2018 – $994) at an average annual interest rate of 3.2% . During the period depreciation expensed to the statement of loss was $1,474 (July 31, 2018 - $876).

Adjustments during the period, reflect the activation of an asset’s useful life, transitioning from construction in progress to the appropriate property, plant and equipment classification. The Company has contractual commitments for remaining leasehold improvements of $33,455 payable in fiscal year 2020 as at July 31, 2019 (July 31, 2018 - $40,471).

	Balance at			Balance at
Cost	July 31, 2017	Additions	Adjustments	July 31, 2018
Land	$358	$680	$–	$1,038
Buildings	3,745	3,930	24,861	32,536
Leasehold Improvements	–	206	–	206
Furniture and equipment	900	1,233	(472)	1,661
Cultivation and production equipment	380	3,165	486	4,031
Vehicles	114	33	4	151
Computers	234	425	–	659
Construction in progress	605	39,707	(24,879)	15,433
	$6,336	$49,379	$–	$55,715

	Balance at			Balance at
Accumulated depreciation	July 31, 2017	Depreciation	Adjustments	July 31, 2018
Land	$–	$–	$–	$–
Buildings	194	339	–	533
Leasehold Improvements	–	9	–	9
Furniture and equipment	165	195	167	527
Cultivation and production equipment	23	213	(167)	69
Vehicles	26	30	–	56
Computers	78	110	–	188
	$486	$896	$–	$1,382

	Balance at	Net Additions /		Balance at
Net Carrying Value			Adjustments
	July 31, 2017	(Deductions)		July 31, 2018
Land	$358	$680	$–	$1,038
Buildings	3,551	3,591	24,861	32,003
Leasehold Improvements	–	197	–	197
Furniture and equipment	735	1,038	(639)	1,134
Cultivation and production equipment	357	2,952	653	3,962
Vehicles	88	3	4	95
Computers	156	315	–	471
Construction in progress	605	39,707	(24,879)	15,433
	$5,850	$48,483	$–	$54,333

10. Intangible Assets and Other Longer Term Assets

	Balance at	Additions from			Balance at
		business
Cost	July 31, 2018	acquisitions	Additions	Adjustments	July 31, 2019
Cultivating and processing license	$2,545	$113,888	$–	$–	$116,433
Brand	–	8,440	–	–	8,440
Software	1,800	12	1,746	–	3,558
Domain names	585	–	–	–	585
Patents	–	–	1,231	–	1,231
Other longer term assets and capitalized	312	–	–	(312)	–
transaction costs
	$5,242	$122,340	$2,977	$(312)	$130,247

	Balance at	Additions from			Balance at
		business
Accumulated amortization	July 31, 2018	acquisitions	Amortization	Adjustments	July 31, 2019
Cultivating and processing license	$403	$–	$1,198	$–	$1,601
Software	786	–	483	–	1,269
Domain name	9	–	57	–	66
Patents	–	–	29	–	29
	$1,198	$–	$1,767	$–	$2,965

	Balance at	Additions from			Balance at
		business	Net Additions /
Net Carrying Value	July 31, 2018	acquisitions	(Deductions)	Adjustments	July 31, 2019
Cultivating and processing license	$2,142	$113,888	$(1,198)	$–	$114,832
Brand	–	8,440	–	–	8,440
Software	1,014	12	1,263	–	2,289
Domain names	576	–	(57)	–	519
Patents	–	–	1,202	–	1,202
Other longer term assets and capitalized	312	–	–	(312)	–
transaction costs
	$4,044	$122,340	$1,210	$(312)	$127,282

Software includes $121 relating to managerial software (July 31, 2018 - $258) not yet available for use. Accordingly, no amortization has been taken during the year ended July 31, 2019 on these inactive assets. As at July 31, 2019, there was $422 (July 31, 2018 – $266) of intangible assets in accounts payable and accrued liabilities. The adjustment represents $212 of capitalized transaction costs being allocated to the Truss investment in associate (Note 19a) and $100 other longer term investment has been reclassified to long term investments.

Research and development expenses in the period amounted to $2,822 (July 31, 2018 - $Nil).

	Balance at		Disposals/	Balance at
Cost	July 31, 2017	Additions	adjustments	July 31, 2018
Cultivating and processing license	$2,545	$–	$–	$2,545
Software	651	1,149	–	1,800
Domain names	–	585	–	585
Other longer term assets and capitalized	–	312	–	312
transaction costs
	$3,196	$2,046	$–	$5,242

	Balance at		Disposals/	Balance at
Accumulated amortization	July 31, 2017	Amortization	adjustments	July 31, 2018
Cultivating and processing license	$277	$126	$–	$403
Software	156	630	–	786
Domain name	–	9	–	9
	$433	$765	$–	$1,198

Net Carrying Value	Balance at July 31, 2017	Net Additions / (Deductions)	Disposals/ adjustments	Balance at July 31, 2018
Cultivating and processing license	$2,268	$(126)	$–	$2,142
Software	495	519	–	1,014
Domain names	–	576	–	576
Other longer term assets and capitalized	–	312	–	312
transaction costs
	$2,763	$1,281	$–	$4,044

During the fiscal year ended July 31, 2018, the Company conducted a review of its intangible assets, which resulted in changes in the expected usage of its software. Certain assets, which management previously intended to use for 5 years from the date of purchase were replaced during the fiscal year as well as September 2018. As a result, the expected useful lives of these assets decreased. The effect of these changes on actual and expected depreciation expense, in current and future years respectively is as follows.

	2019	2020	2021	2022		Later
(Decrease) increase in amortization expense	$(87)	$(119)	$(100)	$(3)	$	Nil

11. Business Acquisition

Acquisition of Newstrike Brands Limited.

On May 24, 2019, the Company acquired 100% of the issued and outstanding common shares of Newstrike Brands Limited (“Newstrike”) pursuant to an arrangement agreement entered into on March 13, 2019. Newstrike is a licensed producer of cannabis operating in Ontario, Canada and was acquired for additional production capacity, established sales relationships and its brand. Under the arrangement, each former Newstrike common share was exchanged for 0.06332 of a HEXO common share (the “Exchange Ratio”), subject to certain exceptions. In addition, all issued and outstanding stock options of Newstrike were replaced with stock options of HEXO having the same terms but adjusted for the Exchange Ratio, and all issued and outstanding common share purchase warrants of Newstrike became exercisable for HEXO common shares adjusted for the Exchange Ratio.

The following table summarizes the preliminary values of the net assets acquired from Newstrike on the acquisition date. The fair values of the acquired property, plant and equipment, deferred tax liability, private investments and intangible assets are preliminary are subject to change within the one-year measurement.

	Note	Number of Shares,	Share Price	Amount
		Warrants and Options	($)	($)
Consideration
Shares issued	(i)	35,394,041	9.11	322,439
Warrants outstanding	(ii)	7,196,164		12,229
Replacement options issued	(iii)	2,002,365		7,134
Total fair value of consideration				341,802

Net assets acquired
Current assets
Cash and cash equivalents				49,366
Accounts receivable				1,204
Other receivables				4,585
Inventory				22,359
Biological assets				3,291

Long-term assets
Property, Plant and Equipment				46,003
Investments	(iv)			14,492
Convertible debenture receivable				1,220
Prepaid expenses				1,631
Prepaid expense and license				1,526
Software				10
Cultivation and processing license				113,888
Brand				8,440
Goodwill				111,877
Total assets				379,892

Current liabilities
Accounts payable and accrued liabilities				12,849
Payment received in advance				5

Long-term liabilities
Deferred tax liabilities				24,236
Total liabilities				37,090

Non-controlling interest				1,000
Total net assets acquired				341,802

Net accounts receivables acquired
Total accounts receivable				5,789
Expected uncollectible receivables				–
Net accounts receivables acquired				5,789

(i)	Share price based upon the TSX market price of common shares as at May 24, 2019.
(ii)	Warrants were valued using the Black-Scholes option pricing model as at the acquisition date May 24, 2019, using the following assumptions and inputs;

•	Risk free rate of 1.48% – 1.57%
•	Expected life of 0.73 – 4.07 years
•	Volatility rate of 75%; determined using historical volatility data
•	Exercise prices of $11.84 – $27.64
•	Stock price of $9.11

(iii)	All replacement options were valued using the Black-Scholes option pricing model as at the acquisition date of May 24, 2019, using the following assumptions and inputs;

•	Risk free rate of 1.48% – 1.57%
•	Expected life of 1.2 – 4.7 years
•	Volatility rate of 75%; determined using historical volatility data
•	Exercise prices of $6.00 – $17.37
•	Stock price of $9.11

The fair value of the vested options as at the acquisition date was deemed consideration paid in the transaction. The fair value of those options not yet vested at the acquisition date was added to the Company’s share-based payment reserve to be expensed over the remaining vesting period of the options as permitted under IFRS 3 – Business Combinations.

(iv)

Included in total investments were two level 3 private company investments (see ‘Greentank Technologies’ and ‘Neal Brothers Inc.’ in Note 20). There existed limited financial information over both investments at the acquisition date. The preliminary fair values have been determined using the best available information.

The above acquisition contributed net revenue of $2,770 and a net loss of $13,699 to the Company’s consolidated results since the date of acquisition. If each acquisition had occurred on August 1, 2018, management estimates that the Company’s consolidated net revenue would have increased by $9,287 and the net loss would have increased by $19,096 for the year ended July 31, 2019.

Goodwill arising from the acquisition represents the expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition. None of the goodwill arising on these acquisitions are expected to be deductible for tax purposes. The NCI acquired at the acquisition date arises from Newstrike holding a 60% interest in Neal Brothers Inc. The net assets of Neal Brothers consist of cash only and the NCI was measured at its fair value (Note 28).

The NCI acquired at the acquisition date arises from Newstrike holding a 60% interest in Neal Brothers Inc. as the NCI relates to the joint venture Neal Up Brands Inc.

Total non-capitalized transaction expenses amounted to $3,958 in the period.

12. Convertible Debentures

	2017 unsecured	2018 unsecured
	convertible	convertible
	debentures 8%	debentures 7%	Total
Balance at July 31, 2017	20,639	–	20,639
Gross proceeds	–	69,000	69,000
Issuance costs	–	(4,792)	(4,792)
Warrants, net of issuance costs	–	(3,285)	(3,285)
Conversion feature, net of issuance costs	–	(6,777)	(6,777)
Accretion	814	554	1,368
Conversion of debenture	(21,453)	(54,700)	(76,153)
Balance at July 31, 2018	–	–	–

2017 Secured Convertible Debentures

During the year ended July 31, 2019, 863,693, warrants were exercised for total proceeds of $863 (US$656, based on an exercise price of US$0.76) . On the various dates of exercise, the warrant liability was revalued using the Black-Scholes-Merton option pricing model. Overall, the liability value of the warrants exercised was $6,367 (US$4,819); using the following variables:

•	stock prices ranging from $5.90 to $10.36;
•	expected life of 12 months;
•	$Nil dividends;
•	75% volatility based upon comparative market indicators and historical data;
•	risk free interest rates of 1.55% to 2.35%;
•	USD/CAD exchange rate of various.

The exercise of these warrants resulted in an increase to share capital of $6,367.

The remaining warrant liability was revalued on July 31, 2019 using the Black-Scholes-Merton option pricing model (Level 2). The warrant liability was revalued to $493 (US$375); with a stock price of US$4.24; expected life of 12 months; $Nil dividends; 74% volatility based upon historical data; risk free interest rate of 1.61%; and USD/CAD exchange rate of 1.3148. The loss on the revaluation of the warrant liability for the year ended July 31, 2019 was ($3,730) (July 31, 2018 – ($5,091)), which is recorded in the revaluation of financial instruments account on the statement of loss and comprehensive loss.

The following table summarizes warrant liability activity during the fiscal year ended July 31, 2019 and fiscal year ended July 31, 2018.

	July 31, 2019	July 31, 2018
Opening balance	$3,130	$1,356
Granted	–	–
Expired	–	–
Exercised	(6,367)	(3,317)
Revaluation due to foreign exchange	3,730	5,091
Closing balance	$493	$3,130

2017 Unsecured Convertible Debentures 8%

Interest related to the 2017 8% unsecured convertible debentures (which were converted during fiscal 2017) expensed to the statement of loss and comprehensive loss amounted to $Nil and interest capitalized to property, plant, and equipment was $Nil for the year ended July 31, 2019 (July 31, 2018 –$922 respectively). Accretion for the year ended July 31, 2019 was $Nil (July 31, 2018 – $814).

2018 Unsecured Convertible Debentures 7%

On November 24, 2017, the Company issued $69,000 principal amount of unsecured debentures through a brokered private placement. The debentures bear interest at 7% per annum and mature on November 24, 2020. Interest will be accrued and paid semi-annually in arrears. The debentures were convertible into common shares of the Company at $2.20 at the option of the holder. The Company may force the conversion of the debentures on 30 days prior written notice should the daily weighted average trading price of the common shares of the Company be greater than $3.15 for any 10 consecutive trading days. The debenture holders received 15,663,000 warrants, 227 for every $1,000 unit. The warrants have a two-year term, expiring November 24, 2019, and have an exercise price of $3.00. The Company has the right to accelerate the expiry of the warrants should the closing trading price of the common shares of the Company be greater than $4.50 for any 10 consecutive trading days.

On initial recognition, the residual method was used to allocate the fair value of the warrants and conversion option. The fair value of the liability component was calculated as $58,187 using a discount rate of 14%. The residual proceeds of $10,813 were allocated between the warrants and conversion option on a pro-rata basis relative to their fair values. The fair values of the warrants and conversion option were determined using the Black-Scholes-Merton option pricing model.

The warrants were valued with a fair value $8,648 using the following assumptions:

  stock price of $2.62;

  expected life of one year;

  $Nil dividends; 65% volatility; based upon comparative market indicators and historical data risk free interest rate of 1.25%.

The conversion option was valued with a fair value of $17,843 using the following assumptions:

  stock price of $2.62;

  expected life of three months;

  $Nil dividends; 65% volatility; based upon comparative market indicators and historical data risk free interest rate of 1.25%.

Based on the fair value of the warrants and conversion option, the residual proceeds of $10,813 were allocated as $3,530 to the warrants and $7,283 to the conversion option, less allocation of issuance costs.

In connection with the closing of the debentures, the Company paid a placement fee of $3,450 from the gross proceeds of the financing and incurred an additional $476 of issuance costs. The Company also issued broker warrants exercisable to acquire 1,568 common shares at an exercise price of $3.00 per share.

The broker warrants were attributed a fair value of $866 based on the Black-Scholes-Merton option pricing model with the following assumptions:

  stock price of $2.62;

  expected life of 1 year;

  $Nil dividends;

  65% volatility; based upon comparative market indicators and historical data risk free interest rate of 1.25%.

The total issuance costs amounted to $4,792 and were allocated on pro-rata basis as follows: Debt – $4,041, Conversion option – $506, and the Warrants – $245.

On December 15, 2017 the Company announced that it had elected to exercise its right to convert all of the outstanding principal amount of the Company’s 7.0% Debentures and unpaid accrued interest thereon into Common Shares. The Company became entitled to force the conversion of the 7.0% Debentures on December 13, 2017 on the basis that the VWAP of the Common Shares on the TSXV for 10 consecutive trading days was equal to or exceeded $3.15. For the 10 consecutive trading days preceding December 13, 2017, the VWAP of the Common Shares was $3.32. The Company provided the holders of the 7.0% Debentures with the required 30 days advance written notice of the conversion, and the effective date for the conversion was January 15, 2018.

Pursuant to the conversion of the 7.0% Debentures, holders of the 7.0% Debentures received 454.54 Common Shares for each $1,000 principal amount of 7.0% Debentures held. In addition, the accrued and unpaid interest on each $1,000 principal amount of the 7.0% Debentures for the period from December 31, 2017 (the interest payment scheduled for December 31, 2017 was paid in cash) up to, but excluding the conversion date, was $2.92 and 7.0% Debenture holders received an additional 1.33 Common Shares for each $1,000 principal amount of 7.0% Debentures held on account of accrued and unpaid interest, for a total of 455.87 Common Shares for each $1,000 principal amount of 7.0% Debentures held. Accordingly, at the date of conversion the carrying value of the debentures of $54,700, interest payable paid through shares of $46 and the conversion feature of $6,809 resulted in the cumulative increase to share capital of $61,555.

There exists no convertible debt as at July 31, 2019.

13. Share Capital

(a) Authorized

An unlimited number of common shares and an unlimited number of special shares, issuable in series.

(b) Issued and Outstanding

During the first quarter of fiscal 2018, 481,896 warrants with exercise prices of $0.75 and US$0.70 were exercised for proceeds of $406, resulting in the issuance of 481,896 common shares.

During the second quarter of fiscal 2018, the Company issued 15,687,500 common shares from the conversion of the 8% unsecured convertible debentures and 166,387 common shares in lieu of accrued interest, as described Note 10 Convertible debentures.

On January 2, 2018, the Company announced that it had elected to exercise its right to accelerate the expiry date of the common share purchase warrants issued under the 8% convertible debentures. The Company became entitled to accelerate the expiry date of the warrants on December 27, 2017 on the basis that the closing trading price of the Common Shares on the TSXV exceeded $3.00 for 15 consecutive trading days. The expiry date for the warrants was accelerated from July 18, 2019 to February 1, 2018. During the second quarter of fiscal 2018, the Company issued 7,799,960 common shares related to the exercise of warrants associated with the 8% convertible debentures.

During the second quarter of fiscal 2018, the Company issued 31,363,252 common shares from the conversion of the 7% unsecured convertible debentures and 20,829 common shares in lieu of accrued interest, as described Note 10 Convertible debentures. The Company issued 2,922,393 common shares related to the exercise of warrants from the 7% unsecured convertible debentures. During the second quarter of fiscal 2018, in addition to common shares issued related to the exercise of warrants associated with the convertible debentures, 5,025,627 warrants with exercise prices of $0.75 and US$0.70 were exercised, resulting in the issuance of 5,021,940 common shares. Total proceeds from the exercise of warrants were $30,937.

On January 30, 2018 the Company closed a bought deal public offering of 37,375,000 units at a price of $4.00 per unit for gross proceeds of $149,500. Each unit consisted one common share and one-half of one share purchase warrant of the Company. Each warrant is exercisable into one common share at a price of $5.60 per share for a period of two years. The fair value of the warrants at the date of grant was estimated at $0.56 per warrants based on the following weighted average assumptions:

•	stock price of $3.93;
•	expected life of 1 year;
•	$Nil dividends;
•	65% volatility based upon comparative market indicators and historical data;
•	risk free interest rate of 1.25%.

Total cash share issue costs amounted to $6,380 which consisted of underwriters’ commissions of $5,980, underwriters’ expenses of $10, underwriters’ legal fees of $97 and incurred $311 of additional cash issuance costs. In addition, the Company issued an aggregate of 1,495 compensation warrants to the underwriters at a fair value of $1,486. The compensation warrants have an exercise price of $4.00 and expire January 30, 2020. The fair value of the compensation warrants at the date of grant was estimated at $0.99 per warrant based on the following weighted average assumptions:

•	stock price of $3.93;
•	expected life of 1 year;
•	$Nil dividends;

•	65% volatility based upon comparative market indicators and historical data;
•	risk free interest rate of 1.25%.

The Company allocated $7,342 of the issuance costs to the common shares and $523 to the warrants.

During the third quarter of fiscal 2018, 2,475 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $4,423, resulting in the issuance of 2,475 common shares.

On May 24, 2018, the Company announced that it had elected to exercise its right to accelerate the expiry date governing the common share purchase warrants issued November 24, 2017. Pursuant to the terms of the warrant indenture the Company elected its right to accelerate the expiry date of the remaining 5,261,043 warrants from November 24, 2019 to June 25, 2018. As at the date of expiry all warrants were exercised. The accelerated expiry date also applied to the remaining 1,568,181 compensation warrants originally issued to certain investment banks on November 24, 2017. As at the date of expiry 1,505,453 compensation warrants were exercised and 62,728 warrants expired.

During the fourth quarter of fiscal 2018, 13,214,883 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $38,601, resulting in the issuance of 13,214,883 common shares.

On October 4, 2018 the Company closed its transaction with joint venture partner Molson Coors in which the Company granted 11,500,000 warrants at a price of $6.00 per warrant. Each warrant is exercisable into one common share at a price of $6.00 per share for a period of three years. The fair value of the warrants at the date of grant was estimated at $3.69 per warrant based on the following weighted average assumptions:

•	stock price of $8.45;
•	expected life of 1.5 years;
•	$Nil dividends;
•	65% volatility based upon comparative market indicators and historical data;
•	risk free interest rate of 0.75%.

During the first quarter of fiscal 2019, 3,137,746 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $5,589, resulting in the issuance of 3,137,746 common shares.

On January 30, 2019, the Company closed its offering of 7,700,000 common shares at a price of $6.50 per share for gross proceeds of $50,050. Included in the offering was an 1,155,000 over-allotment option pool with a price of $6.50 per share which was exercised in full on the closing date for $7,508 and total gross proceeds of $57,558 for total common shares issued of 8,855,000. Underwriting and legal fees accumulated to $3,827 for total net proceeds of $53,731.

During the second quarter of fiscal 2019, 682,678 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $1,307, which resulted in the issuance of 682,678 common shares.

During the third quarter of fiscal 2019, 3,661,761 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $8,425, resulting in the issuance of 3,661,761 common shares.

On May 24, 2019, the Company completed the acquisition of Newstrike Brands Ltd. (Note 11), resulting in the issuance of 35,394,041 common shares.

During the fourth quarter of fiscal 2019, 8,053,544 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $47,396, resulting in the issuance of 8,053,544 common shares.

In fiscal 2019 a total of 15,535,729 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for total proceeds of $69,259, resulting in the issuance of 15,535,729 common shares.

As at July 31, 2019, there were 256,981,753 common shares outstanding and 29,585,408 warrants outstanding.

The following is a consolidated summary of warrants on July 31, 2019.

	Number
	outstanding	Book value
Classified as Equity
2018 Equity financing
Exercise price of $5.60 expiring January 30, 2020	10,512,208	$5,673
February 2018 financing warrants
Exercise price of $27.64 expiring February 16, 2020	4,413,498	1,331
June 2019 financing warrants
Exercise price of $15.79 expiring June 19, 2023	2,184,540	9,998
Broker / Consultant warrants
Exercise price of $20.85 expiring February 16, 2020	264,809	160
Exercise price of $11.84 expiring June 19, 2020	262,021	610
Exercise price of $0.75 expiring November 3, 2021	175,618	78
Exercise price of $0.75 expiring March 14, 2022	94,282	66
Exercise price of $15.79 expiring June 19, 2023	61	1
Inner Spirit warrants
Exercise price of $15.63 expiring July 21, 2020	71,235	129
Joint Venture Molson warrants
Exercise price of $6.00 expiring October 4, 2021	11,500,000	42,386
Classified as Liability	29,478,272	60,432
2017 secured convertible debenture warrants
Exercise price of USD$0.76 expiring November 14, 2019	107,136	493
	29,585,408	$60,925

The following table summarizes warrant activity during the years ended July 31, 2019 and 2018.

		July 31, 2019		July 31, 2018
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price	warrants	exercise price
Outstanding, beginning of period	26,425,504	$4.35	20,994,123	$1.31
Expired during the period	(531)	–	(62,728)	3.00
Acquired and reissued through acquisition[1]	7,196,164	23.10	–	–
Issued during the period	11,500,000	6.00	37,413,681	4.34
Exercised during the period	(15,535,729)	3.61	(31,919,572)	2.33
Outstanding, end of the period	29,585,408	$9.95	26,425,504	$4.35

1 Warrants acquired on May 24, 2019, via the acquisition of Newstrike.

Exercised during the period were 1,916,527 broker compensation warrants.

Stock Option Plan

The Company has a share option plan (the “Plan”) adopted in July 2018, that is administered by the Board of Directors who establish exercise prices and expiry dates, which are up to 10 years from issuance as determined by the Board at the time of issuance. Unless otherwise determined by the Board, options issued under the Plan vest over a three-year period except for options granted to consultants or persons employed in investor relations activities (as defined in the policies of the TSX) which vest in stages over 12 months with no more than ¼ of the options vesting in any three-month period. The maximum number of common shares reserved for issuance for options that may be granted under the Plan is 25,698,175 common shares as at July 31, 2019. Options issued prior to July 2018 under the outgoing plan and the options assumed through the acquisition of Newstrike do not contribute to the available option pool reserved for issuance. As of July 31, 2019, the Company had 17,376,615 issued and outstanding under the Plan.

The following table summarizes the stock option grants during the years ended July 31, 2019 and 2018.

		Options granted
		Executive and	Non-executive
Grant date	Exercise price	directors	employees	Vesting terms	Vesting period
September 8, 2017	$1.37	650,000	1,000	Terms A	10 years
November 6, 2017	$2.48	125,000	3,000	Terms A	10 years
December 4, 2017	$2.69	1,750,000	20,000	Terms B	10 years
January 29, 2018	$4.24	–	261,000	Terms A, C	10 years
March 12, 2018	$3.89	325,000	–	Terms A	10 years
April 16, 2018	$4.27	845,000	61,500	Terms A	10 years
June 8, 2018	$5.14	–	441,000	Terms A	10 years
July 11, 2018	$4.89	4,325,000	1,366,500	Terms A	10 years
September 17, 2018	$7.93	650,000	523,500	Terms A	10 years
November 22, 2018	$5.92	–	440,000	Terms A	10 years
December 17, 2018	$5.09	74,000	227,500	Terms A, D	10 years
February 19, 2019	$7.13	615,000	626,000	Terms A	10 years
February 21, 2019	$7.46	3,333,333	–	Terms E	10 years
March 20, 2019	$8.50	325,000	1,077,500	Terms A	10 years
April 17, 2019	$8.24	–	1,132,500	Terms A	10 years
July 18, 2019	$6.54	650,000	2,768,785	Terms A	10 years
July 26, 2019	$5.88	250,000	–	Terms A	10 years

Vesting terms A –	One-third of the options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years thereafter.
Vesting terms B –	Half of the options will vest immediately, and the balance will vest annually over three years thereafter.
Vesting terms C –	Based upon organizational milestones.
Vesting terms D –	54,000 of the options granted to a director will fully vest 6-months from the grant date.
Vesting terms E –

In addition to the standard vesting terms A, the grant defines an achievement condition in which vesting may only occur once a volume weighted average trading price of $10 or greater is achieved for a 20- day period prior to a vesting date. All unvested options will carry over and vest if the condition is met at a future vesting date.

The following table summarizes stock option activity during the fiscal years ended July 31, 2019 and 2018.

		July 31, 2019		July 31, 2018
	Options	Weighted average	Options	Weighted average
	issued	exercise price	issued	exercise price
Opening balance	14,388,066	$3.02	5,748,169	$0.68
Granted	12,693,118	7.27	10,174,000	4.16
Acquired and reissued through acquisition[1]	2,002,365	9.49	–	–
Forfeited	(1,226,763)	6.33	(626,830)	3.44
Exercised	(3,567,867)	1.20	(907,273)	0.65
Closing balance	24,288,919	$5.87	14,388,066	$3.02

1 Stock options assumed on May 24, 2019, via the acquisition of Newstrike.

The following table summarizes information concerning stock options outstanding as at July 31, 2019.

		Weighted average		Weighted average
		remaining contractual		remaining contractual
Exercise price	Number outstanding	life (years)	Number exercisable	life (years)
$0.58	372,900	0.08	363,000	0.30
0.75	1,228,750	0.34	1,013,750	1.07
1.27	522,620	0.16	322,053	0.37
3.15	4,748	0.00	4,748	0.00
6.00	891,833	0.04	891,833	0.14
1.37	352,866	0.12	82,304	0.10
2.48	86,332	0.03	22,342	0.03
2.69	853,333	0.29	313,335	0.41
4.24	258,000	0.09	122,519	0.16
17.37	253,270	0.04	253,270	0.14
3.89	325,000	0.12	135,418	0.18
16.58	31,659	0.00	15,828	0.00
16.74	56,985	0.00	28,488	0.01
4.27	879,002	0.32	366,852	0.50
16.10	63,319	0.00	63,319	0.00
4.89	5,513,497	2.03	2,046,567	2.87
5.14	107,666	0.04	35,680	0.05
10.42	162,295	0.01	138,549	0.04
10.42	142,467	0.01	71,230	0.02
11.84	44,322	0.00	11,079	0.00
7.93	1,058,500	0.40	–	–
8.21	94,979	0.01	23,744	0.01
5.92	310,000	0.12	–	–
5.09	276,500	0.11	54,000	0.08
6.94	94,979	0.02	–	–
8.84	94,979	0.02	–	–
7.13	1,136,000	0.45	–	–
7.46	3,333,333	1.31	–	–
8.50	1,222,500	0.49	–	–
8.24	857,500	0.34	–	–
6.54	3,408,785	1.40	–	–
$5.88	250,000	0.10	–	–
	24,288,919	8.49	6,379,908	6.48

Stock-based Compensation

For the year ended July 31, 2019, the Company recorded $28,008 (July 31, 2018 – $4,997) in stock-based compensation expense related to employee options, which are measured at fair value at the date of grant and are expensed over the vesting period (See Note 18 for stock based compensation allocation by expense group). In determining the amount of stock-based compensation, the Company used the Black-Scholes-Merton option pricing model to establish the fair value of options granted by applying the following assumptions:

	July 31, 2019	July 31, 2018
Exercise price	$0.75–$8.95	$1.37–$5.14
Stock price	$5.09–$8.50	$1.37–$5.14
Risk-free interest rate	1.54%–2.42%	2.06%-2.37%
Expected life of options (years)	5-7	7
Expected annualized volatility	64%–76%	65%

Volatility was estimated using the average historical volatility of the Company and comparable companies in the industry that have trading history and volatility history.

For the year ended July 31, 2019, the Company allocated to inventory $1,724 (July 31, 2018 – $Nil) of stock-based compensation applicable to direct and indirect labour in the selling and production process.

14. Net Loss per Share

The following securities could potentially dilute basic net loss per share in the future but have not been included in diluted loss per share because their effect was anti-dilutive:

	July 31, 2019	July 31, 2018
Options	24,288,919	14,388,066
Warrants issued with $0.75 units	–	3,234,960
2015 Secured convertible debentures warrants	–	1,318,332
2016 Unsecured convertible debenture warrants	–	100,002
2017 Secured convertible debenture warrants	107,136	928,542
2018 Equity warrants	10,512,208	18,570,500
2018 February 2018 financing warrants	4,413,498	–
2019 June financing warrants	2,184,540	–
Joint venture and Inner Spirit issued warrants	11,571,235	–
Convertible debenture broker/finder warrants	796,791	2,273,168
	53,874,327	40,813,570

15. Convertible Debentures Receivable

12% CONVERTIBLE DEBENTURE

On July 26, 2018, the Company purchased $10,000 in the form of unsecured and subordinated convertible debentures to an unrelated entity, Fire and Flower (“F&F”). The convertible debenture bears interest at 8%, paid semi-annually, matures July 31, 2020 and includes a conversion feature to convert the debenture into common shares of F&F at the lower of $1.15 and the share price as defined within the agreement. The Company obtained the debenture as a part of a strategic investment into the private retail cannabis market. The debentures may be converted into common shares or a loan on July 31, 2020, which bears interest at 12%, at the holders option.

For the year ended July 31, 2019, the Company’s debenture increased by $1,627 (July 31, 2018 – $Nil) due to fair value adjustments. At period end, the level 2 instrument convertible debenture receivable was fair valued using the F&F July 31, 2019 public market rate of $1.33 and totalled $12,024 (July 31, 2018 – $10,000). Accrued unpaid interest and the unrealized gain amounted to $397 and $1,627 respectively.

ZERO INTEREST CONVERTIBLE DEBENTURE

On February 13, 2019, the Company purchased $800 in the form of unsecured and subordinated convertible debentures to F&F. The convertible debenture bears zero interest and matures November 30, 2019 and includes a conversion feature to convert the debenture into common shares of F&F at $0.80 as defined within the agreement. The debentures may be partially or converted in-full into common shares at the maturity date at the holder’s option.

The Company acquired the zero interest convertible debenture through the acquisition of Newstrike on May 24, 2019 which carried a fair value of $1,220. Since acquisition, for the stub period ended July 31, 2019, the Company’s zero interest debenture increased by $110 (July 31, 2018 – $Nil) due to fair value adjustments. At period end, the level 2 instrument convertible debenture receivable was fair valued using the F&F July 31, 2019 public market rate of $1.33 and totalled $1,330 (July 31, 2018 – $Nil).

16. Term Loan

Term Loan

On February 15, 2019, the Company entered into a syndicated credit facility with Canadian Imperial Bank of Commerce (“CIBC”) as Sole Bookrunner, Co-Lead Arranger and Administrative Agent and Bank of Montreal as Co-Lead Arranger and Syndication Agent (together “the Lenders”). The Lenders will provide the Company up to $65 million in secured debt financing at a rate of interest that is expected to average in the mid-to-high 5% per annum range. The credit facility consists of a $50 million term loan and a $15 million revolving loan with an uncommitted option to increase the facility up to $135 million. Both loans mature in 2022. The Company may repay the loan without penalty, at any time and contains customary financial and restrictive covenants. The Company shall repay at minimum 2.5% of the outstanding balance each quarter per the terms of the credit facility agreement. The term loan possess several covenants which the Company has met as of July 31, 2019.

On February 14, 2019, the Company received $35,000 and incurred financing costs to secure the loan of $1,347.

As of July 31, 2019, the Company has drawn a total of $35,000 on the term loan, of which $3,500 is due within 12 months in according with the terms of the credit facility. Carrying value net of deferred financing costs of total term loan is $33,374.

The total interest expense and total interest capitalized was $252 and $511, respectively. The total accretion of deferred financing costs was $387 for the year ended July 31, 2019.

The following table illustrates the continuity schedule of the term loan:

Term Loan	Current	Long term
July 31, 2018	$–	$–
Term loan
Additions	–	35,000
Adjustments	3,500	(3,500)
Repayments	(87)	(788)
	$3,413	$30,712
Deferred financing costs
Additions	(296)	(1,347)
Adjustments	–	296
Realized expense	–	596
July 31, 2019	$3,117	$30,257

17. Financial Instruments

Market Risk

Interest Risk

The Company has exposure to interest rate risk related to any investments of surplus cash. The Company may invest surplus cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. The Company also has exposure to interest rate risk related to the outstanding balance of the term loan. The fluctuation of the interest rate may result in a material increase to the associated interest. As at July 31, 2019, the Company had short term investments and a convertible debenture of $517 and a long term loan of $33,374. All interest rates are fixed. An increase or decrease of 5% to the applicable interest rates would not result in a material variance to net loss.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s level 1 and 2 investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of marketable securities and derivatives held in publicly traded entities are based on quoted market prices which the shares of the investments can be exchanged for.

If the fair value of these financial assets were to increase or decrease by 10% as of July 31, 2019, the Company would incur an associated increase or decrease in comprehensive loss of approximately $340 (2018 - $Nil). The price risk exposure as at July 31, 2019 is presented in the table below.

$
Financial assets	16,756
Financial liabilities	(493)
Total exposure	16,263

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables, promissory note receivable and convertible debenture receivable. As at July 31, 2019, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, the Company has limited credit risk.

Cash, cash equivalents and short-term investments are held by some of the largest cooperative financial groups in Canada. Since the inception of the Company, no losses have been incurred in relation to cash held by the financial institution. The majority of the trade receivables balance are held with crown corporations of Quebec, Ontario and Alberta as well as one of the largest medical insurance companies in Canada. Credit worthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss for the year ended July 31, 2019 is $37 (July 31, 2018 - $94).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they possess share credit risk characteristics. They have been grouped based on the days past due.

Credit risk from the convertible debenture receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationship.

The carrying amount of cash and cash equivalents, restricted cash, short-term investments, trade receivables and convertible debentures receivable represents the maximum exposure to credit risk and as at July 31, 2019; this amounted to $194,902. The following table summarizes the Company’s aging of trade receivables as at July 31, 2019 and 2018:

	July 31,	July 31,
	2019	2018
	$	$
0–30 days	14,102	262
31– 60 days	1,826	188
61– 90 days	166	91
Over 90 days	3,599	103
Total	19,693	644

The following table summarizes the Company’s ECL by aging group as at July 31, 2019 and 2018:

	July 31,	July 31,
	2019	2018
	$	$
0–30 days	3	-
31– 60 days	7	-
61– 90 days	3	-
Over 90 days	24	94
Total	37	94

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from three crown corporations representing 81% (July 31, 2018 – Nil%) of total sales in the year ended July 31, 2019.

The Company holds trade receivables from three crown corporations representing 79% of total trade receivables as of July 31, 2019 (July 31, 2018 – Nil%).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at July 31, 2019, the Company had $139,505 of cash and cash equivalents and short-term investments.

The Company is obligated to pay accounts payable and accrued liabilities, excise taxes payable and current portions of the term loan with total carrying amounts and contractual cash flows amounting to $52,685 due in the next 12 months.

The carrying values of cash, trade receivable, accounts payable and accrued liabilities approximate their fair values due to their short term to maturity. The carrying value of the term loan approximates its fair value as there has been no change the Company’s risk profile and no changes to the market interest rate.

18. Operating Expenses by Nature

For the years ended	July 31, 2019	July 31, 2018
Stock based compensation	$28,008	$4,997
Marketing and promotion	22,308	2,447
Salaries and benefits	25,349	6,992
Consulting	11,176	3,659
Professional fees	8,258	1,761
Facilities	5,697	919
General and administrative	4,462	1,442
Travel	2,710	488
Amortization of intangible assets	1,767	765
Depreciation of property, plant and equipment	1,747	896
Total	$111,482	$24,367

The following table summarizes the nature of stock based compensation in the period:

For the year ended	July 31, 2019
General and administrative related stock -based compensation	$26,322
Marketing and promotion related stock -based compensation	1,686
Total operating expense related stock-based compensation	28,008
Stock based compensation capitalized to inventory	1,724
Total stock-based compensation	$29,732

The following table summarizes the total payroll related wages and benefits by nature in the period:

For the year ended	July 31, 2019
General and administrative related wages and benefits	$17,975
Marketing and promotion related wages and benefits	6,162
Research and development related wages and benefits	1,212
Total operating expense related wages and benefits	25,349
Wages and benefits expensed through cost of sales	10,905
Total wages and benefits expensed in the period	$36,254

19. Investment in Associate and Joint Ventures

The following is a summary of financial information for the Company’s joint ventures for the periods presented based on the latest publicly available information. Note that the numbers have not been pro-rated for the Company’s ownership interest.

	Truss	Belleville Complex Inc	HEXO MED
Period	July 31, 2019	July 31, 2019	July 31, 2019
Statement of Financial Position	$	$	$
Cash and cash equivalents	14,318	278	542
Current assets	5,701	2,604	59
Non- current assets	7,880	19,906	22

Current liabilities	7,477	1,155	26
Non-current labilities	–	21,909	–

Period	11 months ended July 31, 2019	August 21, 2018 to July 31, 2019	December 22, 2018 to July 31, 2019

Statement of Comprehensive Loss
Revenue	–	4,018	–

Operating expenses excluding depreciation
and amortization	(6,579)	(3,716)	–
Depreciation and amortization	–	(578)	–
Other expenses	–	–	(503)

Loss from operations	(6,579)	(276)	(503)
Income tax expenses	–	–	–
Total comprehensive loss	(6,579)	(276)	(503)

(a) Truss – Investment in Associate

	July 31, 2019	July 31, 2018
Opening Balance	$–	$–
Cash consideration of investment	11,476	–
Fair value of warrant consideration	42,386	–
Capitalized transaction costs	721	–
Share of net loss	(2,796)	–
Ending Balance	$51,786	$–

On October 4, 2018, the formation of the entity Truss between the Company and Molson Coors Canada (the “Partner”) was finalized. Truss is a standalone start-up company with its own board of directors and an independent management team and is incorporated in Canada. Truss is private company and its principle activities consist of pursuing opportunities to develop non-alcoholic, cannabis-infused beverages and is currently operating in Gatineau, Quebec.

The Partner holds 57,500 common shares representing 57.5% controlling interest in Truss with the Company holding 42,500 common shares and controlling the remaining 42.5% . In connection with the transaction the Company has granted the Partner 11,500,000 common share warrants at an exercise price of $6.00 for a period of 3 years.

Included in the initial investment cost is the capitalized fair value $42,386 of warrant consideration (see Note 11 for fair value inputs and assumptions).

Transaction costs of $721 in respect to the definitive agreement to form the joint venture were capitalized.

The joint venture is accounted for using the equity method. During the year ended July 31, 2019, the Company’s share in the net loss of Truss was ($2,796) (July 31, 2018 – $Nil).

(b) Belleville Complex Inc - Joint Venture

On October 31, 2018, the Company acquired a 25% interest in the joint venture Belleville Complex Inc. (“BCI”) with a related party Olegna Holdings Inc., owned and controlled by a director of the Company, holding the remaining 75% in BCI. The joint venture purchased a configured 1.5 million sq. ft. facility through a $20,279 loan issued by the Company on September 7, 2018, bearing an annual 4% interest rate and interest payable monthly. The loan and all remaining accrued interest were repaid in full during the period and interest income of $454 was realized.

As a part of the agreement, the Company will be the anchor tenant for a period of 20 years. Consideration for the 25% interest on the joint venture is deemed $Nil. The carrying value of BCI as at July 31, 2019 is $Nil (July 31, 2018 - $Nil).

(c) HEXO MED - Joint Venture

	July 31, 2019	July 31, 2018
Opening Balance	$–	$–
Cash consideration of investment	1,106	–
Capitalized transaction costs	125
Share of net loss	(168)	–
Ending Balance	$1,063	$–

HEXO MED is a Greece based joint venture established with partner QNBS P.C. (formerly Qannabos) and will serve as the Company’s entry point into the European medical cannabis markets. During the fiscal year 2019, the Company contributed a total of EUR$250 for a 33.34% interest in HEXO MED in cash. As of July 31, 2019, the Company has also accrued an additional EUR$500 per the terms of the shareholders agreement. Once remitted, the Company’s interest will increase to 51% (see Note 32). The carrying value of HEXO MED as at July 31, 2019 is $1,063 (July 31, 2018 - $Nil).

20. Long-term Investments

	Cost July 31, 2018	Fair value July 31, 2018	Investment	Divesture/ Transfer	Subtotal July 31, 2019	Change in fair value	Fair value July 31, 2019
	$	$	$	$	$	$	$
Level 1 Investments
Fire & Flower Inc. common shares	–	–	2,970	(2,493)	477	(477)	–
Fire & Flower Inc. common share purchase warrants[1]	–	–	505	(262)	243	(243)	–
Inner Spirit common shares[1]	–	–	2,850	–	2,850	150	3,000
Level 2 Investments
Inner Spirit common share purchase warrants[1]	–	–	414	–	414	(11)	403
Level 3 Investments
Greentank Technologies[1]	–	–	6,723	–	6,723	(149)	6,574
Neal Brothers Inc. [1]	–	–	4,000	–	4,000	–	4,000
Segra International Corp.	–	100	–	–	100	200	300
Total	–	100	17,462	2,755	14,807	(530)	14,277

1 Acquired in the Newstrike acquisition on May 24, 2019 at fair market value

Fire & Flower Inc.

Common Shares

On November 1, 2018, the Company obtained 1,980,000 subscription receipts in the entity F&F for proceeds of $2,970. The subscription receipts converted to common shares of F&F at a 1:1 ratio on February 19, 2019 upon the commencement of trading on the TSX Venture and held an initial fair value of $2,970. On July 25, 2019, the Company liquidated the investment in full resulting in a cash injection net of fees of $2,493. The Level 1 long term investment and associated realized loss as at July 30, 2019, were $Nil and ($477), respectively.

Common Share Purchase Warrants

On May 24, 2019, through the acquisition of Newstrike, the Company obtained 1,000,000 common share purchase warrants in the entity F&F. Each warrant entitles the Company to a common share at a ratio of 1:1. The warrants held an initial fair value of $505. The investment was fair valued through the Black Scholes-Merton model at $243 and disposed of as at July 30, 2019. The Company realized a loss of ($243) as at July 30, 2019 based upon the following assumptions and inputs:

•	market price of $1.33;
•	expected life of 0.70 year;
•	$Nil dividends;
•	100% volatility based upon comparative market indicators and historical data;
•	risk free interest rate of 1.46%.

Inner Spirit Holding Inc.

Common Shares

On May 24, 2019, through the acquisition of Newstrike, the Company obtained 15,000,000 common shares in the entity Inner Spirit Holdings Inc. which held a fair value of $2,850. The investment held an unrealized gain of $150 as at July 31, 2019 based upon the market price of $0.20 per common share.

Common Share Purchase Warrants

On May 24, 2019, through the acquisition of Newstrike, the Company obtained 7,500,000 common share purchase warrants in the entity Inner Spirit Holdings Inc. Each warrant entitles the Company to a common share at a ratio of 1:1. The warrants held an initial fair value of $414. The investment was fair valued through the Black Scholes-Merton model and held an unrealized loss of ($11) as at July 31, 2019 based upon the following assumptions and inputs:

•	market price of $0.20;
•	expected life of 1.00 year;
•	$Nil dividends;
•	100% volatility based upon comparative market indicators and historical data;
•	risk free interest rate of 1.48%.

Greentank Technologies.

On February 22, 2019, Newstrike acquired 1,953,125 preferred shares of Greentank Technologies for cash consideration of $6,622 (USD$5,000). The investment is strategic and long term in nature. The investments initial fair value upon the acquisition of Newstrike was $6,723 and is measured through fair value through profit and loss. The fair value was established using the information from a recent financing which demonstrates the same underlying preferred share value as the original investment consideration. During the stub period ended July 31, 2019, there was a decrease in fair value of $149 due to a reduction of CAD/USD rate (July 31, 2018 - $Nil). A variance of 5% to the underlying preferred share price would result in a change of $331 to the investments fair value.

Neal Brothers Inc.

The Company also acquired 19.9% of the shares of Neal Brothers Inc. through the acquisition of Newstrike on May 24, 2019. The Company holds no board seat. The initial investment was for cash consideration of $5,604. The Company has measured these investments at fair value upon the date of acquisition which was determined to be $4,000. During the stub period ended July 31, 2019, there was no change in fair value (July 31, 2018 - $Nil). A variance of 5% to the underlying investment would result in a change of $200 to the investments fair value.

Segra International Corp.

The Company holds 400,000 shares in the private entity Segra International Corp. The investment represents a strategic long term investment in the cannabis micropropogation entity. The initial investment was made for $0.25 per share. The Company has measured this investment to its fair value of $0.75 per share which totalled $300 as at July 31, 2019 (July 31, 2018 – $100). The fair value measurement was based upon the most recent financing information and the associated unrealized gain of $200 (July 31, 2018 - $Nil) was recorded through profit and loss. A variance of 5% to the underlying share price would result in a nominal change to the investments fair value.

21. Related Party Disclosure

Key Management Personnel Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company’s operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors, and they control approximately 6.15% of the outstanding shares of the Company as at July 31, 2019 (July 31, 2018 – 8.77%) .

Compensation provided to key management during the period was as follows:

For the years ended	July 31, 2019	July 31, 2018
Salary and/or consulting fees	$3,550	$1,969
Bonus compensation	481	275
Stock-based compensation	16,235	3,836
Total	$20,266	$6,080

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Unless otherwise stated the below granted stock options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years thereafter.

On July 26, 2019, the Company granted certain of its executives a total 250,000 stock options with an exercise price of $5.88

On July 18, 2019, the Company granted certain of its executives a total 650,000 stock options with an exercise price of $6.54. On March 20, 2019, the Company granted certain of its executives a total 325,000 stock options with an exercise price of $8.50.

On February 21, 2019, the Company granted the CEO 3,333,333 stock options with an exercise price of $7.46. Additional to the standard vesting terms as defined in Note 11, is an achievement condition in which vesting may only occur once a volume weighted average trading price of $10 or greater is achieved for a 20-day period prior to a vesting date. All unvested options will carry over and vest if the condition is met at a future vesting date.

On February 19, 2019, the Company granted certain of its executives a total 615,000 stock options with an exercise price of $7.13.

On December 17, 2018, the Company granted certain of its executives a total 74,000 stock options with an exercise price of $5.09. Of which, 54,000 stock options will fully vest at the 6-month anniversary of the grant date.

On September 17, 2018, the Company granted certain executives of the Company a total of 650,000 stock options with an exercise price of $7.93.

On July 11, 2018, the Company granted certain directors and executives of the Company a total of 4,325,000 stock options with an exercise price of $4.89. Within the grant there exist 350,000 stock option which fully vest on April 30, 2019.

On April 16, 2018, the Company granted certain directors and executives of the Company a total of 845,000 stock options with an exercise price of $4.27.

On March 12, 2018, the Company granted certain directors and executives of the Company a total of 325,000 stock options with an exercise price of $3.89.

On December 4, 2017, the Company granted certain directors and executives of the Company a total of 1,750,000 stock options with an exercise price of $2.69, of which half of the options will vest immediately, and the balance will vest annually over three years thereafter with the exception of 75,000 stock options which vest in full by April 30, 2019.

On November 6, 2017, the Company granted certain directors of the Company a total of 125,000 stock options with an exercise price of $2.48.

On September 8, 2017, the Company granted certain executives of the Company a total of 650,000 stock options with an exercise price of $1.37.

The Company loaned $20,279 on September 7, 2018, to the related party BCI to be used in the purchase of a facility in Belleville, Ontario and was repaid in full during the third quarter of fiscal 2019.

22. Capital Management

The Company’s objective is to maintain sufficient capital so as to maintain investor, creditor and customer confidence and to sustain future development of the business and provide the ability to continue as a going concern. Management defines capital as the Company’s shareholders’ equity. The Board of Directors does not establish quantitative return on capital criteria for management. The Company has not paid any dividends to its shareholders. The Company is not subject to any externally imposed capital requirements.

As at July 31, 2019 total managed capital was comprised of shareholders’ equity of $776,756 (July 31, 2018 – $322,873). There were no changes in the Company’s approach to capital management during the period.

23. Commitments and Contingencies

COMMITMENTS

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts.

Some of these contracts have optional renewal terms that the Company may exercise at its option. The annual minimum payments payable under these obligations over the next five years is as follows:

2020	$93,647
2021	7,332
2022	5,804
2023	5,259
2024	4,970
Thereafter	75,218
$192,230

Inclusive of the commitments balance is $99,652 related to the Belleville Complex Inc 20-year anchor tenant agreement ending September 7, 2038 (Note 17) and additional lease commitments amounting to $2,089.

The following table summarizes the Company’s proportionate share of the annual minimum payments and commitments held by its investment in associate and joint ventures.

2020	$26,962
2021	1,794
2022	26
2023	26
2024	27
$28,835

Letter of Credit

On June 28, 2018, the Company executed a letter of credit with a Canadian credit union as required under an agreement with a public utility provider entitling the Company up to a maximum limit of $3,141 subject to certain operational requirements. The letter of credit has a one-year expiry from the date of issuance with an autorenewal feature and was still in effect as at July 31, 2019. The credit facility is secured by a guaranteed investment certificate (“GIC”). As at July 31, 2019, the letter of credit has not been drawn upon (July 31, 2018 – $Nil) and is in compliance with the specified requirements.

Surety Bond

On June 28, 2018, the Company entered into an indemnity agreement to obtain a commercial surety bond with a North American insurance provider entitling the Company up to a maximum of $2,000. The bond bears a premium at 0.1% annually. The Company obtained the surety bond as required under the Canada Revenue Agency’s excise tax laws for the transporting of commercial goods throughout Canada.

CONTINGENCIES

The Company may be, from time to time, subject to various administrative and other legal proceedings arising in the ordinary course of business. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated.

24. Fair Value of Financial Instruments

The carrying values of the financial instruments as at July 31, 2019 are summarized in the following table:

			Financial assets	Financial liabilities
		Amortized	designated as	designated
	Note	costs	FVTPL	as FVTPL	Total
Assets		$	$	$	$
Cash and cash equivalents	4	–	113,568	–	113,568
Restricted cash	5	–	22,350	–	22,350
Short-term investments	4	–	25,937	–	25,937
Trade receivables		19,693	–	–	19,693
Commodity taxes recoverable and other receivables	6	15,247	–	–	15,247
Convertible debenture receivable	15	–	13,354	–	13,354
Long term investments	20	–	14,277	–	14,277
Liabilities		$	$	$	$
Accounts payable and accrued liabilities		45,581	–	–	45,581
Warrant liability	12	–	–	493	493
Deferred rent liability		946	–	–	946
Term loan	16	33,374	–	–	33,374

The carrying values of trade receivables, accounts payable, accrued liabilities and the term loan approximate their fair values due to their relatively short periods to maturity.

The carrying values of the financial instruments as at July 31, 2018 are summarized in the following table:

			Financial assets	Financial liabilities
		Amortized	designated as	designated
	Note	costs	FVTPL	as FVTPL	Total
Assets		$	$	$	$
Cash and cash equivalents (Restated)	4, 26	–	99,042	–	99,042
Short-term investments (Restated)	4, 26	–	145,747	–	145,747
Trade receivables		644	–	–	644
Commodity taxes recoverable and	6	4,237	–	–	4,237
other receivables
Convertible debenture receivable	15	–	10,000	–	10,000
Liabilities		$	$	$	$
Accounts payable and accrued liabilities		8,995	–	–	8,995
Warrant liability	12	–	–	3,130	3,130

25. Ancillary Revenue

Ancillary revenues are those sales outside of the primary business of the Company as outlined in Note 1. During the year ended July 31, 2019 the Company realized net revenues of $199 (July 31, 2018 – $Nil) related to management fees.

26. Comparative Amounts

The Company identified an error in relation to the classification of cash and cash equivalents and short-term investments for the year ended July 31, 2018. The Company has identified $98,209 of high interest-bearing cash accounts previously classified as short-term investments as well as $38,509 of term deposits, previously classified as cash and cash equivalents. Accordingly, the Company has increased cash and cash equivalents and decreased short term investments by the net amount of $59,700 in the consolidated statements of financial position as at July 31, 2018. The Company has increased cash and cash equivalents and reduced disposal/(acquisition) of short-term investments by $59,700 in the consolidated statements of cash flows for the year ended July 31, 2018.

27. License and Prepaid Royalty – HIP

On May 24, 2019, through the acquisition of Newstrike, the Company inherited a royalty agreement with the Tragically Hip (the “Hip Agreement”) with an effective date of January 12, 2017, expiring after five years with an option of renewal for a two-year period. Newstrike’s initial consideration was 3,000,000 common shares with an initial fair value of $2,655 and an ongoing royalty of 2.5% of revenues of cannabis products sold by the Company inspired by the Tragically Hip. The issuance of the 3,000,000 common shares includes a payment of 1,000,000 common shares that will be applied against future royalties’ payable. The fair value of the license and prepaid asset as at the acquisition date of May 24, 2019 was $926 and $600, respectively.

During the stub period ended July 31, 2019, the Company recorded amortization of $59 using the straight-line method over a five-year term from the effective date of the License, and $58 was drawn down on the prepaid royalty.

	July 31, 2019	July 31, 2018
License – HIP, net of amortization	$867	$–
Prepaid Royalty – HIP	542	–
License and prepaid royalty – HIP	$1,409	$–

28. Non-Controlling Interest

The following table summarizes the information relating to the Company’s subsidiary Neal Up Brands Inc., before intercompany eliminations.

	July 31, 2019	July 31, 2018
Current assets	$2,500	$–
Non-current assets	–	–
Current liabilities	–	–
Non-current liabilities	–	–
Net assets	2,500	–
Non-controlling interest (%)	40%
Non-controlling interest	$1,000	$–

29. Income Taxes

Income tax expense recognized in comprehensive loss consists of the following components:

	July 31, 2019	July 31, 2018
Current tax for the year	$–	$–
Adjustments of previous years	–	–
Total	$–	$–

Components of deferred income tax expense (recovery):

	July 31, 2019	July 31, 2018
Origination and reversal of temporary differences	$(12,988)	$(6,780)
Difference between statutory tax rate and deferred tax rate	152	(7)
Change in temporary difference for which no deferred tax assets are recorded	6,996	6,787
Deferred income tax recovery	$(3,840)	$–

The Company's expected tax rate is different from the combined federal and provincial income tax rate in Canada. These differences result from the following elements:

	July 31, 2019	July 31, 2018
Expected tax rate	26.64%	26.9%
Earnings before income taxes	$(85,404)	$(23,350)

Expected tax benefit resulting from loss	(22,732)	(6,281)

Adjustments for the following items:
Tax rate differences	152	(7)
Permanent differences	9,454	3,095
Change in temporary differences for which no tax assets are recorded	6,622	2,401
True up and other	664	792
	$(3,840)	$–

The following is a reconciliation of the deferred tax assets and liabilities recognized by the Company:

	Opening	Recognized in	Recognized in	Ending
	August 1, 2018	income	goodwill	July 31, 2019
	$	$	$	$
Deductible temporary differences	–	119	(220)	101
Taxable temporary differences	(117)	–	–	(117)
Biological assets	(458)	81	(292)	(669)
Inventory	(1,432)	1,560	(559)	(431)
Loss carryforward	2,007	1,886	7,303	11,196
Share issue costs	–	(89)	1,724	1,635
Intangible assets	–	284	(32,193)	(31,909)
	–	3,840	(24,236)	(20,396)

	Opening	Recognized in	Recognized in	Ending
	August	Income	Equity/OCI	July 31, 2018
	$	$	$	$
Deferred tax assets	813	–	(813)	–
Taxable temporary differences	–	(117)	–	(117)
Biological assets	–	(458)	–	(458)
Inventory	–	(1,432)	–	(1,432)
Loss carryforward	–	2,007	–	2,007
Revaluation of financial instruments - Equity	(813)	–	813	–
	–	–	–	–

Deferred income taxes reflect the impact of loss carryforwards and of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. At July 31, 2019 deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	July 31, 2019	July 31, 2018
	$	$
Losses carried forward	52,554	20,672
Research and development expenditures	266	266
Fixed Assets	6,021	–
Share issue costs	10,089	13,352
	68,929	34,289

The Company has approximated non-capital losses available to reduce future years' federal and provincial taxable income which expires as follows:

$
2031	118
2032	562
2033	281
2034	1,420
2035	3,510
2036	6,030
2037	10,669
2038	33,395
2039	52,909
108,510

30. Loss on Investment

During the fiscal year ended July 31, 2018, the Company realized a loss on investment activities in the amount of $650. The Company continues to take legal action to recover the loss.

31. Gross Revenue

Year ended	July 31, 2019	July 31, 2018
Gross Cannabis Revenue	$	$
Retail	53,590	–
Medical	5,288	4,934
Wholesale	378	–
Total gross revenue from sale of goods	59,256	4,934

Gross revenue is inclusive of sales returns and recoveries. During the fiscal year ended July 31, 2019, the Company incurred $6,718 (July 31, 2018 - $Nil) of sales provisions.

32. Segmented Information

The Company operates in one operating segment. All property, plant and equipment and intangible assets are located in Canada.

33. Subsequent Events

Amalgamation of Subsidiaries

On August 1, 2019, the Company completed the amalgamation of the subsidiaries 8980268 Canada Inc and Newstrike Brands Ltd into HEXO Operations Inc. The resulting entity retained the name HEXO Corp.

Letter of Credit

On August 2, 2019, the Company amendedthe letter of credit (Note 23) that was issued in favor of a public utility provider. The amount of the letter was reduced to $2,581 from $3,142. This amended letter is secured against the company’s revolving loan and no longer secured by a GIC.

Increased Ownership in HEXO MED

On September 24, 2019, the Company increased its ownership in its European based joint venture HEXO MED from 33.3% to 51% which an additional capital injection of $729.

$70 Million Private Placement

On October 23, 2019, the Company announced it has entered into subscription agreements with a group of investors pursuant to which the investors have agreed to purchase, on a private placement basis, $70,001 principal amount of 8.0% unsecured debentures of the Company (the “Debentures”).

The Debentures will bear interest from the date of closing at 8.0% per annum payable quarterly and will mature on the date which is three years from issuance. Following the date, which is one year from issuance, the Debentures will be convertible at the option of the holder into common shares of the Company at any time prior to maturity at a conversion price of $3.16 per share (the “Conversion Price”), subject to adjustment in certain events.

Beginning on the date which is one year from issuance, the Company may force the conversion of all of the principal amount of the then outstanding Debentures at the Conversion Price on not less than 30 days’ notice should the daily volume weighted average trading price of the common shares of the Company be greater than $7.50 for any 15 consecutive trading days.

At any time on or before the date which is one year from issuance, the Company may repay all, but not less than all, of the principal amount of the Debentures, plus accrued and unpaid interest.

Upon any repayment of the principal amount of the Debentures, the Company shall have the right to satisfy the repayment of the principal amount, together with all accrued and unpaid interest thereon, through the conversion of such amounts into common shares of the Company at the Conversion Price.

Upon a change of control of the Company, holders of the Debentures will have the right to require the Company to repurchase their Debentures, in whole or in part, on the date that is 30 days following the giving of notice of the change of control, at a price equal to 115% of the principal amount of the Convertible Debentures then outstanding plus accrued and unpaid interest thereon (the “Offer Price”). If 90% or more of the principal amount of the Convertible Debentures outstanding on the date of the notice of the change of control have been tendered for redemption, the Company will have the right to redeem all of the remaining Debentures at the Offer Price.

The Debentures and any common shares of the Company issuable upon conversion thereof will be subject to a statutory hold period lasting four months and one day following the closing date.

The Company intends to use the net proceeds of the private placement for working capital and general corporate purposes.

Closing of the Offering is expected to occur on or about November 15, 2019. The private placement is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approvals of the Toronto Stock Exchange and the New York Stock Exchange.